2001 GUARANTY BANCSHARES SUMMARY ANNUAL REPORT



CIVIC INVOLVEMENT



EDUCATIONAL SUPPORT



ECONOMIC DEVELOPMENT

Guaranty



Library Volunteer Eleanore McClure and Guaranty Bogata Vice President Connie Kay Brooks

Providing resources to build the future.

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)	2001	2000	1999	1998
		Year ended December 31,		
INCOME STATEMENT				
Net interest income	$ 13,498	$ 12,275	$ 11,062	$ 9,417
Provision for loan losses	1,385	595	310	540
Noninterest income	6,201	3,723	3,374	2,826
Noninterest expense	13,519	12,140	10,259	8,488
Net earnings available to common shareholders	3,290	2,508	3,122	2,637
PER SHARE				
Net earnings (basic and diluted)	$ 1.09	$ 0.80	$ 1.03	$ 0.95
Book value	10.59	9.67	8.77	8.21
Cash dividends	0.28	0.25	0.25	0.24
PERFORMANCE RATIOS				
Return on average assets	0.76%	0.64%	1.01%	1.05%
Return on average common equity	10.74	8.87	12.01	12.34
Net interest margin	3.46	3.44	3.93	4.07
Efficiency ratio	70.10	75.72	71.12	69.33
BALANCE SHEET				
Total assets	$ 460,509	$ 411,031	$ 370,438	$ 272,906
Securities	81,715	81,620	79,761	51,367
Loans	331,255	287,335	255,209	185,886
Allowance for loan losses	3,346	2,578	2,491	1,512
Total deposits	383,279	358,265	328,637	242,325
Total shareholders' equity	31,827	29,425	28,496	23,796

CONTENTS



Put aside the narrow view of your bank as a financial institution. The civic-spirited energy of Guaranty's people fuels the present and nurtures the coming generation.

PROGRESS REPORT TO SHAREHOLDERS

To Our Shareholders



Guaranty Bancshares, Inc. (GNTY) is pleased to report that the year 2001 was the strongest and most profitable year in the Company's history, reflecting achievements in nearly every key financial ratio and goal. The Company's financial performance is reflective of the continued focus on expanding core business while remaining competitive and providing the best professional personal service in all the communities served.

In an extraordinary falling interest rate environment, and unprecedented stock market adversity, Guaranty Bancshares strengthened its financial position and reaffirmed the commitment to enhancing shareholder value. While 2001 presented significant challenges to the financial services industry and most stock indexes showed declines, Guaranty Bancshares stock rose 18% from $11.00 at the beginning of the year to $13.00 at December 31, 2001.

For the year ended December 31, 2001, the company generated net earnings available to common shareholders of $3.3 million, an increase of 31% from the previous year. For the same time period, earnings per share were $1.09, up 36% from year 2000.

Some significant numbers resulting from 2001 operations are:

- Assets increased $49.5 million or 12.0% to $460.5 million
- Loans increased $43.9 million or 15.3% to $331.3 million
- Deposits increased $25.0 million or 7.0% to $383.3 million
- Capital increased $2.4 million or 8.2% to $31.8 million
- Return on shareholders equity was 10.74% for the year

The Company has assembled a management team committed to responding quickly and creatively to the changing needs of each of the communities served. They are responsible for maintaining a strong and efficient infrastructure that will preserve the Company's financial strength and philosophy. We are proud of the location presidents and their staffs. Kirk Lee heads up the Paris office, while Virgil Jones oversees the Talco and Deport sites. Joe Rose leads the Bogata office and Bruce Harwell is in charge of the Pittsburg bank. Martin Bell is in charge of the Sulphur Springs location and our mortgage operation and Bob Clark leads the Commerce bank. Travis Mauldin now oversees the Texarkana location and Bart Scharlach heads up the Fort Stockton bank. These men along with the executive team manage the day-to-day operation and strategy of the Company.

Guaranty Bank continues to offer a full array of trust and investment services and products. Guaranty Bank Trust Department specializes in investment management and trust documents while the Company's subsidiary, BSC Securities, L.C. is a regional brokerage firm that is fully equipped to handle virtually all investment needs.

While the events of September 11th will have a long-lasting impact on our country, the pride shown by Americans across this nation gives great hope for a prosperous future. The on-going philosophy of Guaranty Bancshares is based on demonstrating this same type of pride, leadership and commitment in each of the hometown communities served.

The following pages picture just some of Guaranty's commitment to civic, education and business support. This involvement is the hallmark of our presence reflecting community spirit as we provide the resources to build the future.

Thank you for your continued support and commitment as we continue to strive toward the common goal of building a strong and vibrant financial institution.

Arthur B. Scharlach, Jr.
President

Bill G. Jones
Chairman of the Board


Guaranty Ban
7810


Working together,
Guaranty Bank -
Bogata President
Joe Rose and
Randy Huddleston
underpin the
region's traditional
agri-business
economy.

Guaranty Bank has been a vital cog in the success of Titus County's Texas Bragg Enterprises. Texas Bragg's dedication to quality coupled with the best available technology has fueled the development of some 200 retail outlets spanning the continental United States.

Guaranty


Architect
Carpenter
Calvin Klein Jeans
Guaranty


VOTE
YES
OUR KIDS
ARE WORTH IT



Guaranty Bank employees volunteered hundreds of hours not only as classroom instructors, but to study facilities and help shape the 2001 campaign resulting in passage of the largest bond package in the history of Mt. Pleasant Independent School District. With new opportunities created by advancing technology, education is essential in the future workforce. Our vision today is built on the promise of the future.

Guaranty Marketing Assistant Debbie Wilson helps break the classroom routine, bringing new excitement to learning. At Titus County's rural Harts Bluff Elementary (opposite page), Vice President Gene Irwin serves as a Junior Achievement Volunteer.

Guaran


30






Habitat For Humanity
of
Mt. Pleasant, TX
Habitat for Humanity is Helping Here
and We're Proud to Be a Partner

Those not understanding the magic of a community bank weren't around when Dorothy from the land of Oz appeared in our lobby for a Guaranty costume contest. From Halloween to Habitat for Humanity, Guaranty's community spirit defines our way of life.



In rural Talco, Guaranty Bank's boxed-lunch benefit for the American Cancer Society has become an annual social event.


Guaranty

Guaranty's operations center has successfully consolidated traditional bookkeeping functions and continues its development of a paperless environment in which information flows at cyberspace speed.



Guaranty



Another
Construction Project
Financed by your Local
Guaranty Bank
855-0007

It's Guaranty Bank's fertile blend of support for agriculture, business, manufacturing, industry, education and civic initiative that lends energy to visions creating opportunity based on our faith in the future. For Guaranty Bank, that faith is based on commitment extending beyond the narrow scope of our banking centers to the larger community, the dreams beyond our doors.

Civic Involvement. Customer Relations.


Guaranty Vice President
The hope of a
depends on
commitment to
ciples.
communities
by Guaranty
commitment to education
customer rela
the hallmark
sence

GUARANTY BANCSHARES, INC. - BOARD OF DIRECTORS



Bill G. Jones
Chairman of the Board & CEO, Guaranty Bancshares, Inc.
Chairman of the Board, Guaranty Bank

Arthur B. Scharlach, Jr.
President, Guaranty Bancshares, Inc.
President, CEO & Director, Guaranty Bank

Jonice Crane
Retired Bank Executive
Director, Guaranty Bank

John Conroy
President, Conroy Tractor, Inc.
Director, Guaranty Bank

C. A. Hinton, Sr.
Chairman of the Board, Hinton Production Co.
Director, Guaranty Bank

Weldon Miller
President, Everybody's Furniture Company
Director, Guaranty Bank

Clifton A. Payne
Senior Vice President & CFO, Guaranty Bancshares, Inc.
Executive Vice President, CFO & Director Guaranty Bank

D. R. Zachry, Jr. **(Not pictured)**
Investments

OFFICERS:

Bill G. Jones, Chairman of the Board & CEO
Arthur B. Scharlach, Jr., President
Clifton A. Payne, CPA, Senior Vice President & CFO / Secretary


Paris


Sulphur Springs


Talco


Bogata


Sulphur Springs

CONSOLIDATED BALANCE SHEETS

GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

(Dollars in thousands)

	December 31, 2001	2000
Assets		
Cash and cash equivalents		
Cash due from banks	$ 15,410	$ 10,109
Interest bearing deposits in other banks		103
Total cash and cash equivalents	15,410	10,212
Federal funds sold	4,395	4,995
Securities available-for-sale	81,715	81,620
Loans, net	327,909	284,757
Premises and equipment, net	13,616	13,532
Other real estate	562	274
Accrued interest receivable	3,167	3,742
Other assets	13,735	11,899
Total assets	$460,509	$411,031
Liabilites		
Deposits		
Noninterest-bearing	$ 63,726	$ 55,274
Interest-bearing	319,553	302,991
Total deposits	383,279	358,265
Federal home loan bank advances	33,092	12,403
Long-term debt	7,000	7,000
Accrued interest and other liabilities	5,311	3,938
Total liabilities	$428,682	$381,606
Shareholders' Equity		
Common stock	$ 3,250	$ 3,250
Additional capital	12,659	12,659
Retained earnings	17,723	15,274
Treasury stock	(2,653)	(2,220)
Accumulated other comprehensive income	848	462
Total shareholders' equity	31,827	29,425
Total liabiltites and shareholders' equity	$460,509	$411,031

Refer to the Guaranty Bancshares, Inc. 2001 Annual Report on Form 10-K for a complete set of consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

(Dollars in thousands, except per share amounts)

	Year ended December 31,		
	2001	2000	1999
Interest income			
Loans, including fees	$24,591	$23,218	$17,481
Securities			
Taxable	4,280	5,218	3,500
Nontaxable	413	371	126
Federal funds sold and interest bearing deposits	577	210	461
Total interest income	29,861	29,017	21,568
Interest expense			
Deposits	14,836	15,330	10,292
Other	1,527	1,412	214
Total interest expense	16,363	16,742	10,506
Net interest income	13,498	12,275	11,062
Provision for loan losses	1,385	595	310
Net interest income after provision for loan losses	12,113	11,680	10,752
Noninterest income			
Service charges	2,678	2,396	1,901
Net realized gain (loss) on available-for-sale securities	416	(34)	11
Other income	3,107	1,361	1,462
Total noninterest income	6,201	3,723	3,374
Noninterest expense			
Employee compensation and benefits	7,592	6,791	5,666
Occupancy expenses	1,901	1,758	1,405
Other operating expenses	4,026	3,591	3,188
Total noninterest expenses	13,519	12,140	10,259
Earnings before income taxes	4,795	3,263	3,867
Provision for income taxes			
Current	1,191	423	977
Deferred (benefit)	314	332	(232)
Total income tax expense	1,505	755	745
Net Earnings	$ 3,290	$ 2,508	$ 3,122
Basic earnings per common share	$ 1.09	$ 0.80	$ 1.03
Diluted earnings per common share	$ 1.09	$ 0.80	$ 1.03

Refer to the Guaranty Bancshares, Inc. 2001 Annual Report on Form 10-K for a complete set of consolidated financial statements.


ATM

Mount Pleasant - South



Texarkana



Fort Stockton



Mount Pleasant



Deport

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM
international

Independent Auditors' Report

To the Board of Directors and Shareholders
Guaranty Bancshares, Inc.

We have audited the consolidated balance sheet of Guaranty Bancshares, Inc. and Subsidiaries (the Company) as of December 31, 2001, and the related consolidated statements of operations, cash flows and shareholders' equity of the Company for the year ended December 31, 2001. Such consolidated financial statements and our report thereon dated January 18, 2002, expressing an unqualified opinion (which is not included herein), are included in the Annual Report on Form 10-K of Guaranty Bancshares, Inc. for the year ended December 31, 2001. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements. The consolidated financial statements as of and for the year ended December 31, 2000 were audited by Fisk & Robinson, P.C., who merged with McGladrey & Pullen, LLP as of October 1, 2001, and whose report dated February 8, 2001, expressed an unqualified opinion on those statements. The consolidated financial statements of Guaranty Bancshares, Inc. as of December 31, 1999 and for the year then ended were audited by other auditors whose report dated January 26, 2000, expressed an unqualified opinion on those statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements of the Company as of and for the year ended December 31, 2001, is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP
Dallas, Texas
January 18, 2002

Summary Financial Information

The condensed presentation of operating results and selected financial data on the preceding pages is intended only as a convenient reference. The Company's 2001 Annual Report on Form 10-K includes, among other things, the audited consolidated financial statements and notes thereto, the independent auditors' report, and management's discussion and analysis of financial condition and results of operations. The Form 10-K Annual Report also identifies important qualifications and risks, and the information herein should be read together with the Form 10-K Annual Report for a complete understanding of the Company's financial position, results of operations, cash flows, and changes in shareholders' equity. A copy of the Form 10-K Annual Report may be obtained by calling the Company.

GUARANTY BANK - BOARD OF DIRECTORS

Bill G. Jones
Chairman of the Board, Guaranty Bank
Chairman of the Board & CEO,
Guaranty Bancshares, Inc.

Arthur B. Scharlach, Jr.
President & CEO, Guaranty Bank
President & Director, Guaranty Bancshares, Inc.

Clifton A. Payne
Executive Vice President & CFO, Guaranty Bank
Senior Vice President, CFO & Director
Guaranty Bancshares, Inc.

Ty Abston
Executive Vice President, Guaranty Bank

Joe L. Buford
Redfearn-Buford Insurance

John Conroy
President, Conroy Tractor, Inc.
Director, Guaranty Bancshares, Inc.

Jonice Crane
Retired Bank Executive
Director, Guaranty Bancshares, Inc.

David Glass
President, David Glass Investments, Inc.

Larry Greb
President, Greb, Inc.

C. A. Hinton, Sr.
Chairman of the Board, Hinton Production Co.
Director, Guaranty Bancshares, Inc.

Carl Johnson, Jr.
Partner, Baker & Johnson, PC,
Certified Public Accountants

Tim Kelty
Broker-owner,
Century 21 Hometown Real Estate

Brian Lee
Owner, El Chico

Weldon Miller
President, Everybody's Furniture Company
Director, Guaranty Bancshares, Inc.

Bill Priefert
President, Priefert Manufacturing Co.

Joe Redfearn
President, Redfearn Real Estate

Dr. Tim Reynolds, M. D.
President, E-Med, Inc.

Byron Mike Rhea
Executive Vice President, Guaranty Bank

Gene Watson
Watson Company Realtors

GUARANTY BANK - OFFICERS

Bill Jones, Chairman of the Board
Art Scharlach, President & CEO
Joseph Rose, President - Bogata
Robert Clark, President - Commerce
Kirk Lee, President - Paris
Bruce Harwell, President - Pittsburg
Martin Bell, President - Sulphur Springs
Virgil Jones, President - Talco/Deport
Bart Scharlach, President - Fort Stockton
Devry Garrett, Legal Officer
Ty Abston, Executive Vice President
Clifton A. Payne, CPA/Executive V.P./CFO
Byron Mike Rhea, Executive Vice President
Stan Garrett, Senior Vice President & Cashier
Tanis Hager, Senior Vice President
Richard Perryman, CPA / V.P. & Trust Officer
Chuck Capel, V.P. - Data Processing
Gene Erwin, V. P. & Human Resources
Terry Hoover, V.P./Risk Management Officer
Barry Jones, V.P. & Manager - MP South
Terri Lee, V.P. - Marketing & Advertising
Latrel McCallum, Vice President
Helen McDaniel, Vice President
Mary Ann Munsinger, Vice President
Sara Neal, Vice President
Karen Neeley, Vice President
Betty Reese, Vice President
Craig Roberts, Vice President
Sondra Cunningham, Assist. V.P. & Sr. Admin. Off.
Chad Elledge, Assistant V.P. & Network Admin.
Sharon Nedlo, Assist. V.P./Internal Auditor
Jo Anschutz, Assistant Vice President
Connie Kay Brooks, Assistant Vice President
Eloy Chapa, Assistant Vice President
Jan Gaddis, Assistant Vice President
Dianna Griffin, Assistant Vice President
Lynda Hager, Assistant Vice President
Vince Julian, Assistant Vice President
Carole Nixon, Assistant Vice President
Jane Swint, Assistant Vice President
Jannie Husbands, Assistant Vice President
Blake Scharlach, Assistant Vice President
Lou Ann Tovar, Assistant Vice President
Deana Spataro, Mortgage Officer
Gail Derrick, Assistant Trust Officer
Connie Logue, Assistant Cashier/Head Teller
Linda Bolton, Assistant Cashier
Gena Gage, Assistant Cashier
Linda Gray, Assistant Cashier
Rita Lee, Assistant Cashier
Patti Shaw, Assistant Cashier
Dureen Fuller, Administrative Officer
Arnie Giddens, Administrative Officer
Gloria Hernandez, Administrative Officer
Sherry Jennings, Administrative Officer
Dawna Land, Administrative Officer
Sonya Lawrence, Administrative Officer
Melissa Merchant, Administrative Officer
Kim Ragsdale, Administrative Officer
Karen Shamsie, Administrative Officer
Kim Shumate, Administrative Officer
Becky Thompson, Administrative Officer
Deann Vaught, Administrative Officer
Mollie Williams, Administrative Officer
Brenda Wright, Administrative Officer
Melissa Robertson, Banking Officer
Ricardo Baeza, Banking Officer
Susy Guest, Banking Officer
Sandy Majors, Banking Officer
Bry Baker, Banking Officer
Rena Rodgers, Banking Officer
Donna Hughes, Assist. Credit Depart. Manager

INVESTOR INFORMATION

Stock Market Price Range and Dividends on Common Stock

(In dollars.)

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
High	$ 11.19	$ 11.25	$ 14.10	$ 14.10
Low	10.25	10.75	11.05	11.01
Dividend (per share)	--	0.13	--	0.15

Stock Listing

Guaranty Bancshares, Inc. common stock trades on the Nasdaq Stock Market under the symbol GNTY.

Transfer Agent

Computershare Trust Company
Suite #Z-2
12039 West Alameda Parkway
Lakewood, Colorado 80228

Shareholders who have questions regarding their ownership of Guaranty Bancshares, Inc. stock may contact their regular stockbroker or the Transfer Agent at (303) 986-5400.

Dividend Calendar

Dividends on Guaranty Bancshares, Inc. common stock are payable, if paid, semi-annually in June and December.

Independent Auditors

McGladrey & Pullen, L.L.P.
One Galleria Tower, Suite #1600
13355 Noel Road
Dallas, Texas 75240

Market Makers

The following investment brokerage houses make a market in Guaranty Banchares, Inc. stock:

Hoefer & Arnett, Inc.
Stifel Nicolaus & Co.
Knight Securities L.P.

SEC Reports and Additional Information

Analysts, investors and others seeking copies of Guaranty Bancshares, Inc.'s Annual Report (Form 10-K) and Quarterly Report (Form 10-Q) to the Securities and Exchange Commission, or additional financial information, contact:

Clifton A. Payne, CPA
Guaranty Bancshares, Inc.
P. O. Box 1158
Mount Pleasant, Texas 75456-1158

Annual Meeting

The annual meeting of Guaranty Bancshares, Inc. will be held at its corporate headquarters on Tuesday, April 16, 2002.

CORPORATE HEADQUARTERS

Guaranty Bancshares, Inc.
100 W. Arkansas
P. O. Box 1158
Mount Pleasant, Texas 75456-1158

Banking Center Offices

Bogata
Guaranty Bank
110 Halesboro St.
Bogata, Texas 75417
(903) 632-5269

Commerce
Guaranty Bank
1108 Park St.
Commerce, Texas 75429
(903) 886-2274

Deport
Guaranty Bank
111 Main St.
Deport, Texas 75435
(903) 652-3615

Fort Stockton
Guaranty Bank
#1 Spring Drive
Fort Stockton, Texas 79735
(915) 336-7134

Mount Pleasant
Guaranty Bank - Downtown
100 W. Arkansas
Mount Pleasant, Texas 75455
(903) 572-9881

Mount Pleasant - South
Guaranty Bank - South
2317 S. Jefferson
Mount Pleasant, Texas 75455
(903) 575-2323

Paris
Guaranty Bank
3250 Lamar Ave.
Paris, Texas 75460
(903) 784-4100

Pittsburg
Guaranty Bank
116 S. Greer Blvd.
Pittsburg, Texas 75686
(903) 855-0007

Sulphur Springs
Guaranty Bank
919 Gilmer St.
Sulphur Springs, Texas 75482
(903) 885-3193

Talco
Guaranty Bank
104 Broad St.
Talco, Texas 75487
(903) 379-3611

Texarkana
Guaranty Bank
2202 St. Michael Dr.
Texarkana, Texas 75503
(903) 792-8600

GUARANTY BANCSHARES, INC.

100 West Arkansas
Mount Pleasant, Texas 75455

NOTICE OF 2002 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, APRIL 16, 2002

Shareholders of Guaranty Bancshares, Inc.:

The 2002 Annual Meeting of Shareholders (the "Meeting") of Guaranty Bancshares, Inc. (the "Company") will be held at 100 West Arkansas, Mount Pleasant, Texas, on Tuesday, April 16, 2002, beginning at 2:00 p.m. (local time), for the following purposes:

1. To elect two directors of Class III to serve on the Board of Directors of the Company until the Company's 2003 Annual Meeting of Shareholders and until their successors are duly elected and qualified; and to elect four directors of Class II to serve on the Board of Directors until the Company's 2005 Annual Meeting of Shareholders and until their successors are duly elected and qualified;

2. To consider and act upon a proposal to ratify the appointment of McGladrey & Pullen, LLP as the independent auditors of the books and accounts of the Company for the year ending December 31, 2002; and

3. To transact such other business as may properly come before the meeting or any adjournment thereof.

The close of business on March 6, 2002 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting or at any adjournments thereof. A list of shareholders entitled to vote at the Meeting will be available for inspection by any shareholder at the offices of the Company during ordinary business hours for a period of at least ten days prior to the Meeting.

You are cordially invited and urged to attend the Meeting. If you are unable to attend the Meeting, you are requested to sign and date the enclosed proxy and return it promptly in the enclosed envelope. If you attend the Meeting, you may vote in person, regardless of whether you have given your proxy. Your proxy may be revoked at any time before it is voted.

By order of the Board of Directors,

Arthur B. Scharlach, Jr.
President

Mount Pleasant, Texas
March 15, 2002

YOUR VOTE IS IMPORTANT.

To ensure your representation at the Meeting, you are urged to complete, date, and sign the enclosed proxy and return it in the accompanying envelope at your earliest convenience, regardless of whether you plan to attend the Meeting. No additional postage is necessary if the proxy is mailed in the United States. The proxy is revocable at any time before it is voted at the Meeting.

GUARANTY BANCSHARES, INC.
100 West Arkansas
Mount Pleasant, Texas 75455

March 15, 2002

PROXY STATEMENT
FOR
2002 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, APRIL 16, 2002

SOLICITATION, REVOCABILITY AND VOTING OF PROXIES

This Proxy Statement is being issued in connection with the solicitation of proxies by the Board of Directors of Guaranty Bancshares, Inc. (the "Company") for use at the 2002 Annual Meeting of Shareholders of the Company to be held at 100 West Arkansas, Mount Pleasant, Texas, on Tuesday, April 16, 2002, beginning at 2:00 p.m. (local time), and any adjournment thereof (the "Meeting"), for the purposes set forth in this Proxy Statement and the accompanying Notice of 2002 Annual Meeting of Shareholders ("Notice of Meeting"). This Proxy Statement, the Notice of Meeting and the enclosed form of proxy will first be sent to shareholders on or about March 15, 2002.

Voting of Proxies

Shares represented at the Meeting by an executed and unrevoked proxy in the form enclosed will be voted in accordance with the instructions contained therein. If no instructions are given on an executed and returned form of proxy, the proxies intend to vote the shares represented thereby in favor of each of the proposals to be presented to and voted upon by the shareholders as set forth herein.

The Board of Directors knows of no other matters to be presented at the Meeting. If any other matter should be presented at the Meeting upon which a vote may be properly taken, shares represented by an executed and unrevoked proxy received by the Board of Directors may be voted with respect thereto in accordance with the judgment of the proxies. The proxy also confers on the proxies the discretionary authority to vote with respect to any matter presented at the Meeting for which the Company, in accordance with the Company's Bylaws, did not receive advance notice.

Revocability of Proxies

Any proxy given by a shareholder may be revoked by such shareholder at any time before it is exercised by submitting to the Secretary of the Company a duly executed proxy bearing a later date, delivering to the Secretary of the Company a written notice of revocation, or attending the Meeting and voting in person.

Solicitation

The cost of this solicitation of proxies is being borne by the Company. Solicitations will be made only by the use of the mail, except that, if deemed desirable, officers and regular employees of the Company may solicit proxies by telephone, telegraph or personal calls, without being paid additional compensation for such services. Brokerage houses, custodians, nominees and fiduciaries will be requested to forward the proxy soliciting material to the beneficial owners of the common stock, par value $1.00 per share, of the Company (the "Common Stock") held of record by such persons, and the Company will reimburse them for their reasonable expenses incurred in this connection.

Annual Report

The Company's Annual Report to Shareholders, including condensed financial information, for the year ended December 31, 2001, accompanies but does not constitute part of this Proxy Statement.

VOTING SHARES AND VOTING RIGHTS

Only holders of record of Common Stock at the close of business on March 6, 2002 (the "Record Date"), are entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. At that time, there were outstanding 3,004,428 shares of Common Stock, which is the only outstanding class of voting securities of the Company. A majority of the outstanding shares of Common Stock must be represented at the Meeting in person or by proxy in order to constitute a quorum for the transaction of business. Each holder of Common Stock shall have one vote for each share of Common Stock registered on the Record Date, in such holder's name on the books of the Company.

The affirmative vote of the holders of a plurality of the outstanding shares of Common Stock represented at the Meeting is required to elect the Class III and Class II nominees to the Board of Directors. There will be no cumulative voting in the election of directors. Abstentions and shares held of record by a broker or nominee that are voted on in any matter are included in determining whether a quorum exists. An abstention, a non-vote or a withholding of authority to vote, with respect to one or more nominees for director will not have the effect of a vote against such nominee or nominees.

The affirmative vote of the holders of a majority of the outstanding shares of Common Stock represented at the Meeting is required to approve the appointment of the auditors. An abstention or a non-vote will have the effect of a vote against the appointment.

ELECTION OF DIRECTORS

Election Procedures; Term of Office

The Board of Directors currently consists of eight directors. It is proposed at this Meeting that three additional directors be appointed to the Board of Directors increasing the total number of directors to eleven. In accordance with the Company's Amended and Restated Bylaws, members of the Board of Directors are divided into three classes, Class I, Class II and Class III. The members of each class are elected for a term of office to expire at the third succeeding annual meeting of shareholders following their election except for this years Class III nominees who, if elected will serve the unexpired portion of the term of office of current Class III directors. The term of office of the current Class II directors expires at the Meeting. The terms of the current Class III and Class I directors expire at the annual meeting of shareholders in 2003 and 2004, respectively. The two Class III nominees, if elected at the Meeting, will serve until the annual meeting of shareholders in 2003. The four Class II nominees, if elected at the Meeting, will serve until the annual meeting of shareholders in 2005.

The Board of Directors has nominated Tyson T. Abston and Bill Priefert for the election as Class III directors at the Meeting and Jonice Crane, C.A. Hinton, Sr., Arthur B. Scharlach, Jr., and Gene Watson for election as Class II directors at the Meeting. Ms. Crane and Messrs. Hinton and Scharlach are currently serving as Class II directors. Messrs. Abston, Priefert, and Watson are nominated as new directors.

The Class III and Class II nominees receiving the affirmative vote of the holders of a plurality of the shares of Common Stock represented at the Meeting will be elected. Unless the authority to vote for the election of directors is withheld as to one or more of the nominees, all shares of Common Stock represented by proxy will be voted **FOR** the election of the nominees. If the authority to vote for the election of directors is withheld as to one but not all of the nominees, all shares of Common Stock represented by any such proxy will be voted **FOR** the election of the nominee as to whom such authority is not withheld.

If a nominee becomes unavailable to serve as a director for any reason before the election, the shares represented by proxy will be voted for such other person, if any, as may be designated by the Board of Directors. The Board of Directors, however, has no reason to believe that any nominee will be unavailable to serve as a director. All of the nominees have consented to being named herein and to serve if elected.

Any director vacancy occurring after the election may be filled only by a majority of the remaining directors, even if less than a quorum of the Board of Directors. A director elected to fill a vacancy will be elected for the unexpired portion of the term of his predecessor in office.

Nominees for Election

The following table sets forth information with respect to each nominee for election as a director of the Company:

Name	**Age**	**Positions with Company and Guaranty Bank (the "Bank")**
Tyson T. Abston	36	Director, Executive Vice President of the Bank
Jonice Crane	75	Class II Director of the Company; Director of the Bank
C.A. Hinton, Sr.	78	Class II Director of the Company; Director of the Bank
Bill Priefert	53	Director of the Bank
Arthur B. Scharlach, Jr.	62	Class II Director and President of the Company; Director, President and Chief Executive Officer of the Bank
Gene Watson	65	Director of the Bank

Tyson T. Abston. Mr. Abston joined the Bank as Senior Vice President in 1997 after serving 5 years as Executive Vice President of a Northeast Texas bank. He became President of the Texarkana location in 1997 and then in 1999 transferred to Mount Pleasant and was elected as Executive Vice President. Also in 1999, Mr. Abston was elected to the Board of Directors of the Bank.

Jonice Crane. Ms. Crane joined the Bank in 1943 and had 53 years of continuous service until her retirement as an officer of the Bank in 1996. She served as an Executive Vice President of the Bank from 1971 to 1996 and has served as a director of the Bank since 1971 and a director of the Company since its inception.

C.A. Hinton, Sr. Mr. Hinton has served as a director of the Bank since 1960 and as a director of the Company since it was formed in 1980. Mr. Hinton has been the Chairman of Hinton Production Company in Mount Pleasant, Texas for more than the past five years.

Bill Priefert. Mr. Priefert has served as a Director of the Bank since 1983. Mr. Priefert has been President of Priefert Manufacturing, Inc. in Mount Pleasant, Texas for more than the past five years.

Arthur B. Scharlach, Jr. Mr. Scharlach is President and director of the Company and President, Chief Executive Officer and director of the Bank. He joined the Bank in 1970 as a Vice President and Loan Officer and was elected to the Bank's Board of Directors in 1971. He was elected a Senior Vice President of the Bank in 1974, President in 1979, Chief Operating Officer in 1983 and Chief Executive Officer in 1989. He has served as a director of the Company since its inception and as President since 1992.

Gene Watson. Mr. Watson has served as a Director of the Bank since 1999. He had been the Chairman and a director since 1981 of First American Financial Corporation which was acquired by the Company in September 1999. Mr. Watson retired from Watson Company Realtors in Sulphur Springs, Texas in 1999.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS.

CONTINUING DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information with respect to the Company's current Class I and Class III directors, whose terms of office do not expire at the Meeting, and certain officers of the Company (other than Mr. Arthur B. Scharlach, Jr.):

Name	Positions	Age
John Conroy	Class I Director of the Company; Director of the Bank	84
Bill G. Jones	Chairman of the Board, Class III Director and Chief Executive Officer of the Company; Chairman of the Board of the Bank	72
Weldon Miller	Class III Director of the Company; Director of the Bank	66
Clifton A. Payne	Class I Director and Sr. Vice President and Chief Financial Officer of the Company; Director, Executive Vice President and Chief Financial Officer of the Bank	44
D.R. Zachry, Jr.	Class I Director of the Company	78

John Conroy. Mr. Conroy has served as a director of the Company since it was formed in 1980 and as a director of the Bank since 1975. Mr. Conroy has been the owner of Conroy Ford Tractor Company in Mount Pleasant, Texas for more than the past five years.

Bill G. Jones. Mr. Jones joined the Bank as President and a director in 1969 and became Chairman of the Board in 1979. He retired as an officer of the Bank in 1996 but continues to serve as Chairman of the Board. Mr. Jones has been Chairman of the Board of the Company since 1992 and Chief Executive Officer of the Company since its formation in 1980.

Weldon Miller. Mr. Miller became a director of the Company in 1980 and has served as a director of the Bank since 1969. Mr. Miller has been the President of Everybody's Furniture Company in Mount Pleasant, Texas for more than the past five years.

Clifton A. Payne. Mr. Payne joined the Bank in 1984 after four years in private practice with a Certified Public Accountant firm. He became a Vice President of the Bank in 1986 and was elected an Executive Vice President in 1996 and Chief Financial Officer in 1998. In 1995, Mr. Payne was elected to the Board of Directors of the Company and the Bank. Mr. Payne is also a Senior Vice President / Secretary and Chief Financial Officer of the Company.

D.R. Zachry, Jr. Mr. Zachry served as a director of the Bank from 1957 to 2001 and as a director of the Company since its inception. He has been retired for more than the past five years.

Each officer of the Company is elected by the Board of Directors of the Company and holds office until his successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Operation of the Board of Directors

The Board of Directors of the Company held 12 meetings during 2001. None of the directors attended less than 75% of the aggregate of the (i) total number of meetings of the Board and (ii) total number of meetings held by committees on which each such director served, except for Mr. Zachry who did not attend any of such meetings.

The Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee reviews the general scope of the audit conducted by the Company's independent auditors and matters relating to the Company's internal control systems. In performing its function, the Audit Committee meets separately with representatives of the Company's independent auditors and with representatives of senior management. During 2001, the Audit Committee held 12 meetings. The Audit Committee is comprised of Messrs. Miller (Chairman) and Conroy and Ms. Crane, each of whom is an outside director.

The Compensation Committee is responsible for making recommendations to the Board of Directors with respect to the compensation of the Company's executive officers and is responsible for the establishment of policies dealing with various compensation and employee benefit matters. The Compensation Committee also administers the Company's stock option plans and makes recommendations to the Board of Directors as to option grants to Company employees under such plans. During 2001, the Compensation Committee held four meetings. The Compensation Committee is comprised of Messrs. Hinton (Chairman) and Miller and Ms. Crane, each of whom is an outside director.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee consists of Jonice Crane, C.A. Hinton, Sr., and Weldon Miller, each of whom is an outside director of the Company. During 2001, no member of the Compensation Committee was an officer or employee of the Company or the Bank. Ms. Crane served as an Executive Vice President of the Bank until 1996.

Directors Compensation

Directors of the Company receive fees for attending Company Board meetings. Inside directors are paid $200 for each meeting attended, and outside directors are paid $450 for each meeting attended. The Board of Directors of the Bank also meets monthly. Inside directors of the Bank are paid $400 for each meeting of the Bank's Board of Directors attended, and outside directors are paid $500 for each meeting attended. An Executive Committee meets weekly and consists of all current members of the Board of Directors of the Company and Messrs. Abston and Priefert. Inside directors are paid $250 for each Executive Committee meeting attended and outside directors are paid $300 for each Executive Committee meeting attended.

EXECUTIVE COMPENSATION AND OTHER MATTERS

Summary Compensation Table

The following table provides certain summary information concerning compensation paid or accrued by the Company to or on behalf of the Company's Chairman of the Board and Chief Executive Officer and each of the other five most highly compensated Executive Officers of the Company and the Bank (determined as of the end of the last fiscal year) for each of the three fiscal years ended December 31:

Name and Principal Position	Year	Salary	Bonus	All Other Compensation
Bill G. Jones	2001	$ 51,000	$ 13,640	$ 40,190 (1)
Chairman of the Board and Chief Executive Officer	2000	50,400	14,482	39,219
	1999	48,000	16,400	40,156
Arthur B. Scharlach, Jr.	2001	243,130	56,254	123,574 (2)
President	2000	228,750	63,032	98,688
	1999	219,933	69,605	101,809
Clifton A. Payne	2001	114,200	37,376	15,724 (3)
Senior Vice President and Chief Financial Officer	2000	112,700	41,512	13,458
	1999	106,400	43,930	15,497
Kirk Lee	2001	97,111	25,988	12,368 (4)
Bank President – Paris location	2000	88,250	24,961	9,441
	1999	77,870	23,505	9,939
Tyson T. Abston	2001	100,174	32,910	13,638 (5)
Executive Vice President of the Bank	2000	88,200	32,070	10,751
	1999	78,000	21,750	10,601
Byron M. Rhea	2001	115,733	31,180	15,656 (6)
Executive Vice President of the Bank	2000	108,250	35,390	11,515
	1999	100,666	37,615	14,450

(1) Consists of contributions by the Company to the 401(k) Plan of $4,864, $3,893, and $4,830 in 2001, 2000 and 1999, respectively, and the payment of $35,326, $35,326 and $35,326 in 2001, 2000 and 1999 respectively in connection with a supplemental retirement plan.

(2) Consists of contributions by the Company to the 401(k) Plan of $12,750, $10,200 and $12,000 in 2001, 2000 and 1999, respectively, and the accrual of $110,824, $99,809 and $89,809 in 2001, 2000 and 1999, respectively, in connection with a salary continuation plan.

(3) Consists of contributions by the Company to the 401(k) Plan of $11,156, $9,022 and $11,313 in 2001, 2000 and 1999, respectively, and the accrual of $4,568, $4,436, and $4,184 in 2001, 2000 and 1999, respectively, in connection with an incentive retirement plan.

(4) Consists of contributions by the Company to the 401(k) Plan of $8,928, $6,793 and $7,603 in 2001, 2000 and 1999, respectively, and the accrual of $3,440, $2,648 and $2,336 in 2001, 2000 and 1999, respectively, in connection with an incentive retirement plan.

(5) Consists of contributions by the Company to the 401(k) Plan of $9,821, $7,223 and $7,481 in 2001, 2000, and 1999, respectively, and the accrual of $3,817, $3,528 and $3,120, in 2001, 2000 and 1999, respectively, in connection with an incentive retirement plan.

(6) Consists of contributions by the Company to the 401(k) Plan of $11,038, $7,185 and $10,423 in 2001, 2000 and 1999, respectively, and the accrual of $4,618, $4,330 and $4,027 in 2001, 2000 and 1999, respectively, in connection with an incentive retirement plan.

Stock Option Plan

The Company's Board of Directors and shareholders approved the Guaranty Bancshares, Inc. 1998 Stock Incentive Plan in 1998 (the "1998 Plan"), which authorizes the issuance of up to 1,000,000 shares of Common Stock under both "non-qualified" and "incentive" stock options to employees and "non-qualified" stock options to directors who are not employees. Generally, under the 1998 Plan it is intended that the options will vest 60% at the end of the third year following the date of grant and an additional 20% at the end of each of the two following years; however, an individual option may vest as much as 20% at the end of the first or second year following the date of grant if necessary to maximize the "incentive" tax treatment to the optionee for the particular option being granted. Options under the 1998 Plan generally must be exercised within ten years following the date of grant or no later than three months after optionee's termination with the Company, if earlier. The 1998 Plan also provides for the granting of restricted stock awards, stock appreciation rights, phantom stock awards and performance awards on substantially similar terms. The 1998 Plan provides that in the event of a change in control of the Company, all options granted immediately vest and become exercisable. In addition, the 1998 Plan permits the Compensation Committee, which administers the 1998 Plan, discretion in the event of a change in control to modify in certain respects the term of awards under the 1998 Plan, including (i) providing for the payment of cash in lieu of such award, (ii) limiting the time during which an option may be exercised (iii) making adjustments to options to reflect the change in control and (iv) providing that options shall be exercisable for another form of consideration in lieu of the Common Stock pursuant to the terms of the transaction resulting in a change in control. For the year ended December 31, 2001, there were no new options issued under the 1998 Plan. Certain officers have previously received stock options as indicated on page 12.

Bonus Plan

The Company has established an incentive compensation program (the "Bonus Plan") for its officers, including executive officers, and employees of the Company and the Bank which provides for a bonus pool in an amount based on a graduated percentage of the Bank's return on equity. For the year ended December 31, 2001, the bonus pool is funded with 10% of after-tax income based upon the Bank achieving a return on equity of 10.0%. The bonus pool increases to a maximum of 14.5% of after-tax income if the Bank achieves a return on equity of 15.0% or greater. The Bank's actual return on equity for the year ended December 31, 2001 is 12.0%. The percent of after-tax income used to fund the bonus pool and the minimum return on equity requirements are determined annually by the Board of Directors based on the Company's and the Bank's budget for that year. Allocation of the bonus pool is in the discretion of the Board of Director's and is generally based upon management's recommendations regarding an employee's merit. The bonus pool was $463,000, $266,000, and $419,000 for the year ended December 31, 2001, 2000 and 1999, respectively.

Benefit Plans

Employee Stock Ownership Plan. Effective January 1, 1992, the Board of Directors of the Company voted to restate the existing 401(k) profit sharing (defined contribution) plan as an Employee Stock Ownership Plan (with 401(k) provisions) ("401(k) Plan"). The 401(k) Plan covers substantially all employees of the Company and five persons, three of whom are members of the Board of Directors, serve as trustees. The 401(k) Plan calls for an employer matching contribution on behalf of each 401(k) Plan participant of up to 4.0% of such participant's qualified compensation. At December 31, 2001, the book value of 401(k) Plan assets was approximately $5.8 million, with an approximate market value of $8.4 million. Contributions to the 401(k) Plan charged to expenses are as follows:

	Years Ended December 31,		
	2001	2000	1999
401(k) plan expense	$390,000	$280,000	$294,000

Supplemental Retirement Plan. In 1992, the Company established a non-qualified, non-contributory retirement plan for the Company's Chairman Bill G. Jones who retired from the Bank in 1996. The plan generally provides benefits equal to amounts payable under the Bank's retirement plan and certain social security benefits to aggregate a predetermined percentage of Mr. Jones' average salary over the five year period immediately prior to his retirement. Accordingly, this plan amount is not based on the salary and bonus of Mr. Jones as listed in the Summary Compensation Table on page 8. The recorded accrued liability with respect to this plan accrues an annual interest rate of 9%. The Company pays to Mr. Jones $35,326 each year with respect to this plan without withholding any social security tax from such amount. The Plan expenses are as follows:

	Years Ended December 31,		
	2001	2000	1999
Supplemental retirement plan expense	$13,000	$15,000	$17,000

Executive Incentive Retirement Plan. In 1998, the Company established a non-qualified, non-contributory incentive retirement plan for certain executive officers of the Company and the Bank. The plan provides retirement benefits in amounts based on a selected percentage of salary, which varies depending upon each officer's responsibility and longevity with the Company or the Bank. Accordingly, the executive officers bonus as listed in the Summary Compensation Table on page 8 is not used in calculating this benefit. The percentage of salary which is contributed to the retirement plan by the Company is determined by the performance of the Company, however, no contribution to this plan is made in any given year in which the Company's earnings fail to meet the minimum targeted performance goal for that year. The executive officer is not required to pay social security tax until a payment is received by the executive officer under the plan. The plan is non-funded. Plan expenses are as follows:

	Years Ended December 31,		
	2001	2000	1999
Executive incentive retirement plan expense	$35,000	$29,000	$23,000

Salary Continuation Plan. In August 1998, the Company established a non-qualified, non-contributory salary continuation plan for the Company's President Arthur B. Scharlach, Jr. The plan is designed to provide benefits over a ten-year period equal to 75% of Mr. Scharlach's projected compensation at retirement as adjusted for amounts payable under the Company's retirement plan and certain social security benefits. Mr. Scharlach pays social security tax on this benefit on an annual basis The plan is non-funded. Plan expenses are as follows:

	Years Ended December 31,		
	2001	2000	1999
Salary continuation plan expense	$111,000	$100,000	$90,000

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The following is a report from the Compensation Committee of the Company describing the policies pursuant to which compensation is paid to executive officers of the Company and the Bank during 2001.

The Compensation Committee of the Board of Directors is responsible for developing and making recommendations to the Board with respect to the Company's executive compensation policies. C. A. Hinton, Sr. (Chairman), Weldon Miller and Jonice Crane serve on the Compensation Committee. The Compensation Committee prepares a report which sets forth the components of the Company's executive officer compensation program and describes the basis on which the 2001 compensation determinations are made by the Compensation Committee with respect to the executive officers of the Company and the Bank.

Compensation Philosophy and Base Salary

The Company believes that compensation of its executive officers should enhance and reinforce the goals of the Company for profitable growth and continuation of a sound overall condition by providing key employees with additional financial rewards for the attainment of such growth and stable financial and operating conditions. The Compensation Committee believes that these goals are best supported by rewarding individuals for outstanding contributions to the Company's success and by compensating its executive officers competitively with the compensation of similarly situated executive officers.

The base salary levels for each officer are determined by comparisons to salary levels for executive officers of selected banks and bank holding companies of similar size in the Company's market. In addition, the Compensation Committee takes into account individual experience, individual performance, individual potential, cost of living considerations and specific issues particular to the Company. Base levels approximate the median level of such comparative rates and are considered by the Compensation Committee to be competitive and reasonable.

The Compensation Committee monitors the base salary levels and the various incentives of the named Executive Officers to ensure that overall compensation is consistent with the Company's objectives and remains competitive within the area of the Company's operations. In setting the goals and measuring an executive's performance against those goals, the Company considers the performance of its competitors and general economic and market conditions. None of the factors included in the Company's strategic and business goals are assigned a specific weight. Instead, the Compensation Committee recognizes that the relative importance of these factors may change in order to adapt the Company's operations to specific business challenges and to reflect changing economic and marketplace conditions.

Bonus Plan

In addition to the base salary, the Bonus Plan allows certain officers, including the named Executive Officers of the Company and the Bank, to receive incentive compensation which is based on individual as well as Company performance. The aggregate amount of bonus awarded to all eligible participants is based on the funding of the bonus pool. For the year ended December 31, 2001, the maximum funding occurred if the Bank's return on equity was 15% or greater. The bonus pool is allocated among all employees, including the named Executive Officers, of the Company and the Bank based on a number of factors including level of responsibility, individual performance and Company and Bank performance.

Contributory Profit Sharing Plan

In addition, each of the named Executive Officers are participants in the Company's 401(k) Plan established pursuant to Internal Revenue Code Section 401(k) covering substantially all employees. The Company partially matches employee contributions to this plan up to 4% of the employee's base salary.

Incentive Stock Option Plan

Each of the named Executive Officers and other senior officers of the Company and the Bank are eligible to participate in the Company's 1998 Plan. During the year ended December 31, 2001, there were no new options granted. The following non-qualified stock options vesting 20% per year for five years and expiring in eight years have been previously granted by the Board of Directors:

Option Grants for Year Ended December 31, 2001

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term [1]	
Name	Number of Shares Underlying Options	% of Total Options Granted to Employees in Year	Exercise Price	Expiration Date	5% Appreciation $ Gain	10% Appreciation $ Gain
Arthur B. Scharlach, Jr	20,000	0%	$ 9.30	3/28/08	$ 88,806	$ 212,707
Clifton A. Payne	10,000	0	9.30	3/28/08	44,403	106,354
Byron M. Rhea	10,000	0	9.30	3/28/08	44,403	106,354
Tyston T. Abston	10,000	0	9.30	3/28/08	44,403	106,354
Kirk Lee	7,500	0	9.30	3/28/08	33,303	79,766
Martin Bell	5,000	0	9.30	3/28/08	22,202	53,177
Stanley V. Garrett	5,000	0	9.30	3/28/08	22,202	53,177
Bruce Harwell	5,000	0	9.30	3/28/08	22,202	53,177
Virgil Jones	5,000	0	9.30	3/28/08	22,202	53,177
Devry Garrett	5,000	0	9.30	3/28/08	22,202	53,177
Joseph M. Rose	5,000	0	9.30	3/28/08	22,202	53,177
Robert Clark	2,000	0	9.30	3/28/08	8,881	21,271

(1) The potential realizable value portion of the foregoing table illustrates values that might be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation of the Company's Common Stock over the term of the options. These numbers do not take into account provisions of certain options providing for termination of the options following termination of employment, non-transferability or differences in vesting periods. Regardless of the theoretical value of an option, its ultimate value will depend on the market value of the Common Stock at a future date, and that value will depend on a variety of factors, including the overall condition of the stock market and the Company's results of operations and financial condition. Accordingly, the ultimate value realized may be materially different from the amounts presented in the foregoing table.

The following table shows aggregate exercises of options to purchase Company common stock at December 31, 2001 by each of the named Executive Officers and other senior officers of the Company and the Bank:

Aggregated Options Exercised for the Year Ended December 31, 2001 and Year End Option Values as of December 31, 2001

Name	Number of Shares Acquired on Exercise	Dollar Value Realized	Number of Options at Year end		Value of In-The-Money Options at Year End (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Arthur B. Scharlach, Jr	0	0	4,000	16,000	$ 52,000	$ 208,000
Clifton A. Payne	0	0	2,000	8,000	26,000	104,000
Byron M. Rhea	0	0	2,000	8,000	26,000	104,000
Tyston T. Abston	0	0	2,000	8,000	26,000	104,000
Kirk Lee	0	0	1,500	6,000	19,500	78,000
Martin Bell	0	0	1,000	4,000	13,000	52,000
Stanley V. Garrett	0	0	1,000	4,000	13,000	52,000
Bruce Harwell	0	0	1,000	4,000	13,000	52,000
Virgil Jones	0	0	1,000	4,000	13,000	52,000
Devry Garrett	0	0	1,000	4,000	13,000	52,000
Joseph M. Rose	0	0	1,000	4,000	13,000	52,000
Robert Clark	0	0	400	1,600	5,200	20,800

(1) The value of the unexercised Company options are based on the difference between the exercise price and the average of the high and low market prices of the Company common stock on December 31, 2001 of $13.00.

2001 Compensation of the Chief Executive Officer and President

In reviewing the 2001 compensation of the Company's Chief Executive Officer, Bill G. Jones, and the Company's President Arthur B. Scharlach, Jr., the Compensation Committee undertook the same evaluation set forth above with respect to its other executive officers. In addition, the Compensation Committee reviewed each of their compensation history, executive compensation survey data and comparative performance information.

Base Salary. For comparative compensation purposes for the year 2001, the Compensation Committee identified a peer group of banks. The base salary for each officer was determined on the basis of the peer group banks (determined on the basis of their published 1999 market data), the experience and personal performance of the officer and internal comparable considerations. The weight given to each of these factors differs from individual to individual, as the Compensation Committee deems appropriate. The compensation levels for these officers for the year 2001 is within the same range as other executive officers holding comparable positions at peer group banks, based on the published 1999 market data for those banks.

For purposes of the stock price performance graph, which appears later in this proxy statement, the Company has selected the Southwest Bank Index and the S&P 500 Total Return Index. However, in selecting companies to survey for such comparison purposes, the Compensation Committee considers many factors not directly associated with stock price performance, such as geographic location, growth rate, annual revenue, profitability, and market capitalization. For this reason, the number of companies surveyed for compensation data was substantially less than the number of companies included in the stock price performance graph.

Annual Incentive Compensation. Annual bonuses are earned by each officer primarily on the basis of the Company's achievement of certain corporate financial performance targets established each year. For the year ended December 31, 2001, bonuses are earned on the basis of the following factors: (i) Company net earnings targets established for each six month period; and (ii) the Company's achievement of certain established goals and objectives for the year. The actual bonus paid for the three years ended December 31 to each of the officers is listed in the Summary Compensation Table on page 8 as indicated in the bonus column.

Actual Compensation. Upon recommendation by the Compensation Committee, the Board of Directors of the Company set Mr. Jones' salary for 2001 at $51,000 and the Board of Directors of both the Company and the Bank set Mr. Scharlach's salary for 2001 at $243,130. In addition to his base salary, Mr. Jones and Mr. Scharlach each participates in the Company's Bonus Plan and the amount of bonus received is based primarily on the Bank's return on equity. From the Bonus Plan 2001, Mr. Jones earned a bonus of $13,640 resulting in approximately 27% of his 2001 compensation being dependent on the success of the Company, and Mr. Scharlach earned a bonus of $56,254 resulting in approximately 23% of his 2001 compensation being dependent on the success of the Company. The amount contributed by the Company to the 401(k) Plan in fiscal year 2001 for the benefit of Mr. Jones was $4,864 and for the benefit of Mr. Scharlach was $12,750. Mr. Jones also received a payment of $35,326 in 2001 pursuant to a supplemental retirement plan. During 2001, the Company accrued approximately $110,824 for the benefit of Mr. Scharlach pursuant to a salary continuation plan. The Compensation Committee believes that each of Mr. Jones' and Mr. Scharlach's total compensation is reasonable and competitive based on comparative performance information and the overall performance of the Company.

The Compensation Committee

C. A. Hinton, Sr., Chairman
Weldon Miller
Jonice Crane

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Many of the directors, executive officers and principal shareholders of the Company (i.e., those who own 10% or more of the Common Stock) and their associates, which include corporations, partnerships and other organizations in which they are officers or partners or in which they and their immediate families have at least a 5% interest, are customers of the Company. During 2001, the Company made loans in the ordinary course of business to many of the directors, executive officers and principal shareholders of the Company and their associates, all of which were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons unaffiliated with the Company and did not involve more than the normal risk of collectability or present other unfavorable features. Loans to directors, executive officers and principal shareholders of the Company are subject to limitations contained in the Federal Reserve Act the principal effect of which is to require that extensions of credit by the Company to executive officers, directors and principal shareholders satisfy the foregoing standards. As of December 31, 2001, all of such loans aggregated $2.2 million which was approximately 6.1% of the Company's Tier I capital at such date. The Company expects to continue to enter into such transactions, or transactions on a similar basis, with its directors, executive officers and principal shareholders and their associates in the future.

BENEFICIAL OWNERSHIP OF COMMON STOCK BY MANAGEMENT OF THE COMPANY AND PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Company Common Stock as of the Record Date, by (i) directors, executive officers of the Company and certain officers of the Bank listed in the Summary Compensation Table on page 8 herein, (ii) each person who is known by the Company to own beneficially 5% or more of the Common Stock and (iii) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, each person has sole voting and dispositive power over the shares indicated as owned by such person and the address of each shareholder is the same as the address of the Company.

Name	Number of Shares	Percentage Beneficially Owned
John A. Conroy	127,350	4.24%
Jonice Crane	97,692 (1)	3.25%
Guaranty Bancshares, Inc. Employee Stock Ownership Plan (with 401 (k) provisions)	417,573	13.90%
C. A. Hinton, Sr	179,676 (2)	5.98%
Kirk Lee.	24,217 (3)	*
Bill G. Jones	351,767 (4)	11.71%
Tyson T. Abston	8,202 (5)	*
Weldon Miller	224,872 (6)	7.39%
Clifton A. Payne	31,733 (7)	1.06%
Bill Priefert	46,613 (8)	1.55%
Byron M. Rhea	28,608 (9)	*
Arthur B. Scharlach, Jr.	148,491 (10)	4.94%
Gene Watson	49,280	1.64%
D. R. Zachry, Jr	80,029 (11)	2.63%
Directors and Executive Officers as a Group	1,398,530	46.55%

* Indicates ownership, which does not exceed 1.0%.

(1) Includes 3,500 shares held of record by the Jonice Crane IRA and 1,715 shares held of record by Ms. Crane's husband.

(2) Includes 2,884 shares held of record by the Charles A. Hinton IRA.

(3) Includes 2,792 shares held of record by the Kirk Lee IRA and 19,545 shares held of record by the Company's 401(k) Plan, over which Mr. Lee has investment control.

(4) Includes 22,827 shares held of record by the Bill G. Jones IRA Rollover, 161 shares held of record by Mr. Jones' wife's IRA and 16,573 shares held of record by the Company's 401(k) Plan, over which Mr. Jones has investment control

(5) Includes 2,650 shares held of record by the Tyson Abston IRA and 5,267 shares held of record by the Company's 401(k) Plan, over which Mr. Abston has investment control.

(6) Includes 8,463 shares held of record by Everybody's Furniture Company, of which Mr. Miller is the President, 38,657 shares held of record by the Everybody's Furniture Company Profit Sharing Plan & Trust of which Mr. Miller is the trustee, 865 shares held of record by the Weldon Miller IRA and 865 shares of held of record by Mr. Miller's wife's IRA.

(7) Includes 26,046 shares held of record by the Company's 401(k) Plan, over which Mr. Payne has investment control.

(8) Includes 36,666 shares held of record by Priefert Retirement Trust of which Mr. Priefert is the trustee.

(9) Includes 28,552 shares held of record by the Company's 401(k) Plan, over which Mr. Rhea has investment control.

(10) Includes 10,338 shares held of record by the Arthur B. Scharlach, Jr. IRA, 34,041 shares held of record by Mr. Scharlach's wife, and 63,959 shares held of record by the Company's 401(k) Plan, over which Mr. Scharlach has investment control.

(11) Includes 2,884 shares held of record by the D. R. Zachry IRA.

PERFORMANCE GRAPH

The following Performance Graph compares the cumulative total shareholder return on the Company's Common Stock for the period from May 21, 1998, when the Common Stock was first listed on the Nasdaq National Market, to December 31, 2001, with the cumulative total return of the S&P 500 Total Return Index ("S&P 500") and the Southwest Bank Index ("SWBI") for the same period. Dividend reinvestment has been assumed. The Performance Graph assumes $100 invested on May 21, 1998 in the Company's Common Stock, the S&P 500 Total Return Index and the Southwest Bank Index. The historical stock price performance for the Company's stock shown on the graph below is not necessarily indicative of future stock performance.

Composite of Cumulative Total Return*
Guaranty Bancshares, Inc., the S&P 500 Total Return Index
and the Southwest Bank Index


140.00
135.00
130.00
125.00
120.00
115.00
110.00
105.00
100.00
95.00
90.00
85.00
80.00
75.00
70.00
65.00
60.00
55.00
5/21/98
12/31/98
12/31/99
12/31/00
12/31/01
GNTY
SWBI
S&P 500

* Assumes $100 invested on May 21, 1998 and that all dividends were reinvested.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") requires the Company's directors and executive officers and persons who own more than 10% of the outstanding Common Stock to file initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company with the Securities and Exchange Commission (the "Commission"). Officers, directors and greater than 10% shareholders are required to provide the Company with copies of all forms they file pursuant to Section 16(a) of the Exchange Act.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company, during the year ended December 31, 2001, all Section 16(a) reporting requirements applicable to the Company's officers, directors and greater than 10% shareholders were complied with. The required reports have been filed with the Commission.

PROPOSAL TO RATIFY APPOINTMENT OF INDEPENDENT AUDITORS

General

The Board of Directors has appointed McGladrey & Pullen, LLP as the independent auditors of the books and accounts of the Company for the year ending December 31, 2002. The Board of Directors had appointed (which appointment was adopted by the shareholders of the Company) Fisk & Robinson, P.C. as the independent auditors of the books and accounts of the Company for the year ending December 31, 2001. However, the partners and employees of Fisk & Robinson, P.C. merged with McGladrey & Pullen, LLP on October 5, 2001.

Change in and Disagreements With Accountants and Financial Disclosure

On October 19, 2001, the Company filed with the Securities and Exchange Commission a Form 8-K to report the change of name of the independent accounting firm and the appointment of McGladrey & Pullen, LLP as the independent auditors of the books and accounts of the Company for the year ending December 31, 2001. The decision to engage McGladrey & Pullen, LLP was approved by the board of directors of the Company.

As reported in Form 8-K filed by the Company on October 19, 2001, the auditor's report from Fisk & Robinson, P.C. for the Company's fiscal year ended December 31, 2000 (years prior to 2000 were audited by other auditors) did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. Fisk & Robinson, P.C. in a letter to the Securities and Exchange Commission agreed with the Company in such declaration.

At the Meeting, the shareholders will be asked to consider and act upon a proposal to ratify the appointment of McGladrey & Pullen, LLP. The ratification of such appointment will require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote and present in person or represented by proxy at the Meeting. Representatives of McGladrey & Pullen, LLP will not be present at the Meeting.

Audit Fees

Audit fees. The aggregate fees paid to McGladrey & Pullen, LLP for professional services rendered for the audit of the Company's annual financial statements for the year ending December 31, 2001, and for the reviews of the financial statements included in the Company's quarterly reports on Form 10-Q for the year 2001, were $27,015.

Financial Information System Design and Implementation Fees. The Company did not engage McGladrey & Pullen, LLP for any professional services related to financial information system design and implementation during the year ending December 31, 2001.

All Other Fees. The aggregate fees paid to McGladrey & Pullen, LLP for services rendered to the Company, other than the services described above under "Audit Fees" for the year ending December 31, 2001 were $12,550. These fees relate to the preparation of the Company's federal and state income tax returns. The Audit Committee has considered and determined that the tax return preparation services provided by McGladrey & Pullen, LLP is compatible with maintaining their independence as the independent auditors of the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE PROPOSAL TO RATIFY SUCH APPOINTMENT.

DATE FOR SUBMISSION OF SHAREHOLDER PROPOSALS

In order for shareholder proposals submitted pursuant to Rule 14a-8 of the Exchange Act to be presented at the Company's 2003 Annual Meeting of Shareholders and to be included in the Company's proxy statement and form of proxy relating to such meeting, such proposals must comply with Rule 14a-8 and be submitted to the Secretary of the Company at the Company's principal executive offices not later than November 15, 2002. Shareholder proposals should be submitted to the Secretary of the Company at 100 West Arkansas, Mount Pleasant, Texas 75455. A shareholder choosing not to use the procedures established in Commission Rule 14a-8 to submit a proposal for action at the Company's 2003 Annual Meeting of Shareholders must deliver the proposal to the Secretary of the Company not later than the close of business on February 15, 2003.

In addition, the Company's Amended and Restated Bylaws provide that only such business which is properly brought before a shareholder meeting will be conducted. For business to be properly brought before a meeting or nominations of persons for election to the Board of Directors to be properly made at a meeting by a shareholder, notice must be received by the Secretary of the Company at the Company's principal executive offices no later than the close of business on the 60th day prior to the meeting. Such notice must also provide certain information set forth in the Amended and Restated Bylaws. A copy of the Amended and Restated Bylaws may be obtained upon written request to the Secretary of the Company.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee is provided in accordance with the rules and regulations of the Securities and Exchange Commission. Pursuant to such rules and regulations, this report shall not be deemed "soliciting materials," filed with the Securities and Exchange Commission, subject to Regulation 14A or 14C of the Securities and Exchange Commission or subject to the liabilities of section 18 of the Securities Exchange Act of 1934, as amended.

All of the members of the Audit Committee are independent (as independence is defined in Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards). During fiscal 2001, the Committee met 12 times.

The partners and employees of Fisk & Robinson, P.C. (the independent auditors of the books and accounts of the Company for the year ending December 31, 2001) merged with McGladrey & Pullen, LLP on October 5, 2001. On October 19, 2001, the Company filed with the Securities and Exchange Commission a Form 8-K to report the change of name of the independent accounting firm and the appointment of McGladrey & Pullen, LLP as the independent auditors of the books and accounts of the Company for the year ending December 31, 2001. The decision to engage McGladrey & Pullen, LLP was approved by the board of directors of the Company.

In discharging its responsibility for oversight of the audit process, the Audit Committee obtained from the independent auditors, McGladrey & Pullen, LLP a formal written statement describing any relationships between the auditors and the Company that might bear on the auditors' independence consistent with the Independent Standards Board Standard No. 1, "Independence Discussions with Audit Committees," discussed with the auditors any relationships (including the tax return preparation services provided by the independent auditors to the

Company) that might impact the auditors' objectivity and independence and satisfied itself as to the auditors' independence.

The Audit Committee discussed and reviewed with the independent auditors the communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees" and discussed and reviewed the results of the independent auditors' examination of the financial statements for the year ended December 31, 2001.

The Audit Committee reviewed the audited financial statements of the Company as of and for the fiscal year ended December 31, 2001, with management and the independent auditors. Management has the responsibility for preparation of the Company's financial statements and the independent auditors have the responsibility for examination of those statements.

Based upon the above-mentioned review and discussions with management and the independent auditors, the Audit Committee recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2001, for filing with the Securities Exchange Commission.

The Audit Committee

Weldon Miller, Chairman
Jonice Crane
John Conroy

OTHER MATTERS

The Board of Directors does not intend to bring any other matter before the Meeting. Additionally, no shareholder of the Company has complied with the advance notice provisions contained in the Company's Bylaws, which preclude the bringing of matters before a meeting of shareholders unless such provisions are complied with. Accordingly, no other matter is expected to be brought before the Meeting. However, if any other matter does properly come before the Meeting, the proxies will be voted in accordance with the discretion of the person or persons voting the proxies.

You are cordially invited to attend the Meeting. Regardless of whether you plan to attend the Meeting, you are urged to complete, date, sign and return the enclosed proxy in the accompanying envelope at your earliest convenience.

By order of the Board of Directors,

Arthur B. Scharlach, Jr.

President

Guaranty Bancshares, Inc.

FINANCIAL INFORMATION
2001 Annual Report on Form 10-K

Part I

Part II

Part III

Part IV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2001
OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number 0-23113

GUARANTY BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation or organization)	**75-1656431** (I.R.S.Employer Identification Number)
100 West Arkansas **Mount Pleasant, Texas** (Address of principal executive offices)	**75455** (Zip Code)

Registrant's telephone number, including area code:
(903) 572-9881

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value
$1.00 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No __.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

As of February 25, 2002, the number of outstanding shares of Common Stock was 3,004,428. As of such date, the aggregate market value of the shares of Common Stock held by non-affiliates, based on the closing price of the Common Stock on the Nasdaq National Market System on such date, was approximately $39.1million.

Documents Incorporated by Reference:

Portions of the Company's Proxy Statement relating to the 2002 Annual Meeting of Shareholders, which will be filed within 120 days after December 31, 2001, are incorporated by reference into Part III, Items 10-13 of this Form 10-K.

PART I

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING INFORMATION

Statements and financial discussion and analysis contained in this Annual Report on Form 10-K that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements describe the Company's future plans, strategies and expectations, are based on assumptions and involve a number of risks and uncertainties, many of which are beyond the Company's control. The important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation:

- changes in interest rates and market prices, which could reduce the Company's net interest margins, asset valuations and expense expectations;
- changes in the levels of loan prepayments and the resulting effects on the value of the Company's loan portfolio;
- changes in local economic and business conditions which adversely affect the Company's customers and their ability to transact profitable business with the Company, including the ability of its borrowers to repay their loans according to their terms or a change in the value of the related collateral;
- increased competition for deposits and loans adversely affecting rates and terms;
- the timing, impact and other uncertainties of the Company's potential future acquisitions, including the Company's ability to identify suitable future acquisition candidates, the success or failure in the integration of their operations, and the Company's ability to enter new markets successfully and capitalize on growth opportunities;
- increased credit risk in the Company's assets and increased operating risk caused by a material change in commercial, consumer and/or real estate loans as a percentage of the total loan portfolio;
- the failure of assumptions underlying the establishment of and provisions made to the allowance for loan losses;
- changes in the availability of funds resulting in increased costs or reduced liquidity;
- changes in the Company's ability to pay dividends on its Common Stock;
- increased asset levels and changes in the composition of assets and the resulting impact on the Company's capital levels and regulatory capital ratios;
- the Company's ability to acquire, operate and maintain cost effective and efficient systems without incurring unexpectedly difficult or expensive but necessary technological changes;
- the loss of senior management or operating personnel and the potential inability to hire qualified personnel at reasonable compensation levels;
- the effects of the Internal Revenue Service's examination regarding the Company's leveraged leasing transactions;
- changes in economic and business conditions which would adversely affect the value of the Aircraft Finance Trust ("AFT"), and cause the Company to not fully realize its current investment in AFT; and
- changes in status and government regulations or their interpretations applicable to bank holding companies and the Company's present and future banking and other subsidiaries, including changes in tax requirements and tax rates.

All written or oral forward-looking statements attributable to the Company are expressly qualified in their entirety by these cautionary statements.

Item 1. *Business*

General

Guaranty Bancshares, Inc. (the "Company") was incorporated as a business corporation under the laws of the State of Texas in 1980 to serve as a holding company for Guaranty Bank (the "Bank"), which was chartered in 1913, and for Talco State Bank, which was chartered in 1912 and merged into the Bank in 1997. The Company's headquarters are located at 100 West Arkansas, Mount Pleasant, Texas 75455, and its telephone number is (903) 572-9881.

The Company has grown through a combination of internal growth, the acquisition of community banks and the opening of new community banking offices. In 1992, the Company established its Deport, Texas location by acquiring certain assets and liabilities of the First National Bank of Deport (the "Deport Bank"). The Deport Bank also had a branch in Paris, Texas, which the Company acquired. To enhance its expansion into the Paris community, in 1994 the Company constructed a new facility to serve as its Paris location. In 2001, the Paris facility was expanded from approximately 5,400 square feet to approximately 9,700 square feet, again to service the expanded customer base. In 1993, the Company purchased a commercial bank in Bogata, Texas and in 1996 opened a second retail-service banking facility in Mount Pleasant. In 1997, the Company merged Talco State Bank into the Bank and opened a full-service location in Texarkana. Texarkana is the center of a trade area encompassing approximately 123,000 people. Management of the Company believes that this trade area provides opportunity for strong continued growth in loans and deposits. Texas Highway 59 (scheduled to become Interstate 69), which serves as the primary "NAFTA Highway" linking the interior United States and Mexico, is a main artery to Texarkana. The increased traffic along this NAFTA Highway is expected to enhance economic activity in this area and create more opportunities for growth. In 1998, the Company completed a new facility in Texarkana to enhance its expansion in the Texarkana market. In 1999, the Company opened a full-service location in Pittsburg, Texas, a community of approximately 4,500 people located 12 miles from Mount Pleasant. Also in 1999, the Company acquired the First American Financial Corporation, ("First American"), with locations in Sulphur Springs and Commerce, Texas. The Company also acquired First American's wholly owned mortgage company. In 2000, the operations of the mortgage subsidiary, which were being continued by the Company under the name Guaranty Mortgage Company, were merged into the Bank. Also in August 2000, the Company was granted approval by the Texas Department of Banking to open a loan production office in Fort Stockton, Texas. In December of 2000, the Company was granted approval by the Department to operate this facility as a full-service bank location. As of December 31, 2001, the Company continues to operate the Fort Stockton location as a loan production office.

The Company has developed a community-banking network, with most of its offices located in separate communities. Lending and investment activities are funded from a strong core deposit base consisting of approximately 38,000 deposit accounts. Each of the Company's offices has the authority and flexibility to make pricing decisions within overall ranges developed by the Company as a form of quality control. Management of the Company believes that its responsiveness to local customers and ability to adjust deposit rates and price loans at each location gives it a distinct competitive advantage. Employees are committed to personal service and developing long-term customer relationships, and adequate staffing is provided at each location to ensure that customers' needs are well addressed. The Company provides economic incentives to its officers to develop additional business for the Company and to cross-sell additional products and services to existing customers.

The Company continues to look for additional expansion opportunities, either through acquisitions of existing financial institutions or by establishing de novo offices. The Company intends to consider various strategic acquisitions of banks, banking assets or financial service entities related to banking in those areas that management believes would complement and help grow the Company's existing business. The Company is particularly optimistic about the growth potential in the Texarkana, Sulphur Springs, Paris, and Mount Pleasant market areas.

The Bank owns interests in four entities which complement the Company's business: (i) Guaranty Leasing Company ("Guaranty Leasing"), which finances equipment leases and has engaged in certain transactions which have resulted in the recognition of federal income tax losses deductible by the Company; (ii) GB Com, Inc., a nominee company; (iii) BSC Securities, L.C. ("BSC"), which provides brokerage services; and, (iv) Independent Bank Services, L.C. ("IBS"), which performs compliance, loan review, internal audit and EDP audit functions. These entities are accounted for in the Bank's financial statements using the equity method of accounting and are included in other assets on the balance sheet.

Business

The Company's guiding strategy is to increase shareholder value by providing customers with individualized, responsive, quality service and to augment its existing market share. The Company's main objective is to increase loans and deposits through additional expansion opportunities in Texas, while stressing efficiency and maximizing profitability. In furtherance of this objective, the Company has employed the following operating strategies:

Focus On Community Banking. The Company has developed a reputation of being a premier provider of financial services to small and medium-sized businesses, professionals and individuals in Northeast Texas. Management believes the Company's reputation for providing personal, professional and dependable service is well established in communities located in this area. Each of the Company's full-service branch locations is administered by a local President with knowledge of the community and lending expertise in the specific industries found in the community, whether it is agriculture, manufacturing and commerce or professional services. Decisions regarding loans are made at each location in a timely manner.

Continue Strong Core Growth. In recent years, the Company has increased its market share in each of the communities in which it maintains a full-service banking facility. In its principal location of Mount Pleasant, the Company's market share of financial institution deposits is approximately 44.5% for the year ended December 31, 2001. Deposits at the Paris location grew 24.1% in 2000 and 10.6% in 2001. Deposits at the Commerce location, which opened in September of 1999, grew 9.6% in 2000, and $6.5 million in 2001. Deposits at the Pittsburg location, which opened in May 2000, grew $9.5 million in 2000 and $2.9 million in 2001 representing 8.4% of the market share in Camp County. Deposits at the Sulphur Springs location represent an approximate market share of 13.9%. The Company is well known in its geographic area as a result of its longevity and reputation for service. The Company intends to grow by continuing to seek strategic acquisitions and branching opportunities.

Enhance Technology. The Company has embraced technological change as a way to remain competitive, manage operational costs associated with growth and offer superior products to its customers. Recent technological implementations include end-user Internet Banking, electronic bill and note payment, check, loan file, and other document imaging, optical report archival and an automated voice response system. Currently, the Company is evaluating several additional enhancements that will improve its ability to deliver information internally to improve productivity and externally to provide convenience and timeliness to its growing customer base. Such enhancements include high-speed wireless communications between all locations combining data and voice traffic, and on-line account reconciliation and internal transfers. The Company has made significant investments in technology, and has become a technological leader in its market.

Offer Competitive Products. The Company recognizes its competition is not solely banks, but brokerage houses, insurance companies, credit unions and various other competitors, and that in order to thrive it must be competitive in the products that it offers. The Company offers a full range of commercial loan products, including term loans, lines of credit, fixed asset loans and working capital loans. The Company also offers consumers a full range of personal loan products including automobile loans, home improvement loans, consumer loans and mortgage loans. The Company also has a wide variety of deposit products, including a Premier Money Market Account that pays a rate competitive with most brokerage investment accounts and has been very attractive to customers. This product, coupled with certificates of deposit, NOW accounts, savings accounts, Internet banking, free checking, debit cards and overdraft protection, gives the customer a full complement of deposit products at competitive rates.

Expand Revenue Sources. In order to provide service to its customers and to augment revenues, the Company offers trust services and brokerage services through BSC, a full-service brokerage company. BSC offers a complete array of investment options including stocks, bonds, mutual funds, financial and retirement planning, tax advantaged investments and asset allocations. BSC offers securities through Southwest Securities, a Texas-based independent clearing firm and is licensed and regulated through the National Association of Securities Dealers, the Securities and Exchange Commission and various state and federal banking authorities. The Company's Trust Department offers complete trust services, including estate administration and custody, trust and asset management services. Management believes that an aging affluent population will foster an increase in the need for professional estate administration services. The maturing of the baby boomer generation is creating a market for asset management services. The Trust Department is in a unique position since there is little competition for trust services in the Company's markets. Because of the Company's strong presence in its markets, management believes that banking relationships can be leveraged into growth for the Trust Department. Growth in trust assets and corresponding management fees will result from expanding estate administration, traditional trust services, asset management services and custodial services in the Company's markets.

Improve Operating Efficiencies. In order to control overhead expenses, the Company seeks to provide a full range of services as effectively as possible. Through BSC, the Company is able to provide its customers with full brokerage services without having to carry the entire cost itself due to a shared cost agreement with other banks. Similarly, the Company enjoys the compliance and loan review functions provided by IBS on a shared cost basis with a group of other banks participating in this arrangement. The Company has spent the last nine years and considerable revenue expanding its market and improving the delivery of its financial products, which has resulted in a higher than desired efficiency ratio. Beginning with the acquisition of the Deport Bank in 1992, the Company has added nine locations. As a result, it has taken longer for the Company to achieve the desired economies of scale, but with its growth rate, those economies are beginning to be realized and the efficiency ratio is expected to show declining trends in the future. The Company has the support staff and related fixed asset investments to accommodate additional growth and enjoy additional economies of scale.

Competition

The banking business is highly competitive, and the profitability of the Company depends principally on the Company's ability to compete in the market areas in which its banking operations are located. The Company competes with other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and certain other non-financial entities, including retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing than the Company. The Company has been able to compete effectively with other financial institutions by emphasizing customer service, technology and local office decision-making, by establishing long-term customer relationships and building customer loyalty, and by providing products and services designed to address the specific needs of its customers. Competition from both financial and non-financial institutions is expected to continue.

Under the Gramm-Leach-Bliley Act, effective March 11, 2000, securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. **See "-Supervision and Regulation – The Company".** The financial services industry is also likely to become even more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

Leveraged Lease Transactions

In a series of transactions in 1992, 1994 and 1995, Guaranty Leasing acquired limited partnership interests in certain partnerships (collectively, the "Partnerships" or individually, a "Partnership") engaged in the equipment leasing business. The investments were structured by TransCapital Corporation ("TransCapital") through various subsidiaries and controlled partnerships.

Generally, in each of the transactions the Partnership became the lessee of equipment from an equipment owner (pursuant to a sale and leaseback transaction) and the sublessor of the equipment to the equipment user. Each Partnership receives note payments from the equipment owner under a purchase money note given to purchase the equipment from that Partnership. The Partnership makes lease payments to the equipment owner pursuant to the master lease of the equipment. In most instances, payments under the purchase money note equals lease payments under the master lease. Rental payments from the equipment used under these equipment subleases were sold in advance subject to existing liens for purchase of the equipment.

The Partnership incurs a tax loss while the master lease/sublease structure is in place, primarily because deductions for rentals paid under the master lease exceed taxable interest income under the purchase money note. Consequently, Guaranty Leasing has reported tax losses as a result of its investments in the Partnerships, which were deductible by the Company. In November 1998, Guaranty Leasing was informed by the Internal Revenue Service (the "Service") that it has taken the position that certain losses taken by a Partnership during 1994, 1995 and 1996 of $302,000, $410,000 and $447,000, respectively, would be disallowed. In October 2001, Guaranty Leasing was informed by the Service that it has taken the position that certain losses taken by a Partnership during 1992 of $487,000 would also be disallowed. The Company believes that it has correctly reported these transactions for tax purposes and that it has obtained appropriate legal, accounting and appraisal opinions and authority to support its positions. The Partnership plans to appeal the Service's determination with the Service's Appellate Division. If the appeal is unsuccessful, the Partnership plans to litigate the matter in Tax Court. Any final determination with respect to the Partnership will be binding on the Company. If the Service is ultimately successful in redetermining the Partnership's tax liability, the Company's tax deductions taken in 1992, 1994, 1995 and 1996 may be disallowed and its tax liability may be adjusted, which may have a material adverse affect on the Company. The Partnership is actively contesting the position of the Service in connection with this matter, and will take appropriate steps necessary to protect its legal position.

During the year ended December 31, 2000, Guaranty Leasing acquired for approximately $2.8 million, a 2.5% ownership in an Aircraft Finance Trust ("AFT"), a special purpose business trust formed to acquire, finance, refinance, own, lease, sublease, sell and maintain aircraft. AFT was created by General Electric Capital Corporation, and is a financing transaction through which airlines lease aircraft. AFT is a business trust formed in 1999 under the laws of the state of Delaware, and it leases aircraft to airlines around the world. The senior notes issued to AFT are rated AA by Standard and Poors and the notes are secured by the cash flow from the aircraft leases. The notes mature in 2024.

Management believes its investment in AFT has been permanently impaired by declines in air travel and reduced demand for commercial aircraft. During the third quarter of 2001, AFT recorded an impairment charge of $18,158,000 related to two airplanes. In addition, management has received indications the appraised value of AFT's fleet of airplanes may have declined approximately 9 percent from the year earlier level. Although the investment has had limited marketability, management believes these facts, coupled with the uncertainty surrounding the air transport industry, indicate the value of its investment in AFT has been permanently impaired. Accordingly, an impairment charge was made to income and the carrying amount of the investment was reduced to $1.5 million in the fourth quarter of 2001.

Employees

As of December 31, 2001, the Company had 184 full-time employees and 30 part-time employees, 75 of whom were officers of the Bank. All employees are non-union employees. The Company provides medical and hospitalization insurance to its full-time employees. The Company considers its relations with employees to be excellent.

Supervision and Regulation

The supervision and regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds of the Federal Deposit Insurance Corporation ("FDIC") and the banking system as a whole, and not for the protection of the bank holding company shareholders or creditors. The banking agencies have broad enforcement power over bank holding companies and banks including the power to impose substantial fines and other penalties for violations of laws and regulations.

The following description summarizes some of the laws to which the Company and the Bank are subject. References herein to applicable statutes and regulations are brief summaries thereof, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations.

The Company. The Company is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and it is subject to supervision, regulation and examination by the Board of Governors of the Federal Reserve System ("Federal Reserve"). The BHC Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Regulatory Restrictions on Dividends; Source of Strength. It is the policy of the Federal Reserve that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

Under Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve policy, a holding company may not be inclined to provide it. As discussed below, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

In the event of a bank holding company's bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

Financial Modernization. On October 26, 2001, President Bush signed the USA Patriot Act of 2001. Enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C. on September 11, 2001, the Patriot Act is intended to strengthen U.S. law enforcement's and the intelligence communities' ability to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Act on financial institutions of all kinds is significant and wide ranging. The Act contains sweeping anti-money laundering and financial transparency laws and requires various regulations, including:

- due diligence requirements for financial institutions that administer, maintain or manage private bank accounts or correspondent accounts for non-U.S. persons;
- standards for verifying customer identification at account opening;
- rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering;
- reports by non-financial trades and businesses filed with the Treasury Department's Financial Crimes Enforcement Network for transactions exceeding $10,000; and;
- filing of suspicious activities reports regarding securities by brokers and dealers if they believe a customer may be violating U.S. laws and regulations.

The Company is unable to predict the impact of such laws on its financial condition or results of operations at this time.

Under the Financial Services Modernization Act, federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. Pursuant to the rules, financial institutions must provide:

- initial notices to customers about their privacy policies, describing the conditions under which they may disclose non-public personal information to nonaffiliated third parties and afflilates;
- annual notices of their privacy policies to current customers; and
- a reasonable method for customers to "opt out" of disclosures to nonaffiliated third parties.

These privacy provisions will affect how customer information is transmitted through diversified financial companies and conveyed to outside vendors. It is not possible at this time to assess the impact of the privacy provisions on the Company's financial condition or results of operations.

Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve's Regulation Y, for example, generally requires a holding company to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. Depending upon the circumstances, the Federal Reserve could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The Federal Reserve has broad authority to prohibit activities of bank holding companies and their non-banking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1.0 million for each day the activity continues.

Anti-Tying Restrictions. Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a holding company or its affiliates.

Capital Adequacy Requirements. The Federal Reserve has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies. Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. The guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements). Total capital is the sum of Tier 1 and Tier 2 capital. As of December 31, 2001, the Company's ratio of Tier 1 capital to total risk-weighted assets was 11.52% and its ratio of total capital to total risk-weighted assets was 12.58%. **See "Management's Discussion and Analysis of Financial Condition and Results of Operations".**

In addition to the risk-based capital guidelines, the Federal Reserve uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier 1 capital divided by its average total consolidated assets. Certain highly rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies may be required to maintain a leverage ratio of up to 200 basis points above the regulatory minimum. As of December 31, 2001, the Company's leverage ratio was 8.44%.

The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

Imposition of Liability for Undercapitalized Subsidiaries. Bank regulators are required to take "prompt corrective action" to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes "undercapitalized," it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be "adequately capitalized." The bank regulators have greater power in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

Acquisitions by Bank Holding Companies. The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve is required to consider the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served, and various competitive factors.

Control Acquisitions. The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company, would, under the circumstances set forth in the presumption, constitute acquisition of control of the Company.

In addition, any company is required to obtain the approval of the Federal Reserve under the BHC Act before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more of the outstanding Common Stock of the Company, or otherwise obtaining control or a "controlling influence" over the Company.

The Bank. The Bank is a Texas-chartered banking association, the deposits of which are insured by the Bank Insurance Fund ("BIF") of the FDIC. The Bank is not a member of the Federal Reserve System; therefore, the Bank is subject to supervision and regulation by the FDIC and the Texas Department of Banking ("TDB"). Such supervision and regulation subjects the Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the FDIC and the TDB. Because the Federal Reserve regulates the bank holding company parent of the Bank, the Federal Reserve also has supervisory authority, which directly affects the Bank.

Equivalence to National Bank Powers. The Texas Constitution, as amended in 1986, provides that a Texas-chartered bank has the same rights and privileges that are or may be granted to national banks domiciled in Texas. To the extent that the Texas laws and regulations may have allowed state-chartered banks to engage in a broader range of activities than national banks, the FDICIA has operated to limit this authority. FDICIA provides that no state bank or subsidiary thereof may engage as principal in any activity not permitted for national banks, unless the institution complies with applicable capital requirements and the FDIC determines that the activity poses no significant risk to the insurance fund. In general, statutory restrictions on the activities of banks are aimed at protecting the safety and soundness of depository institutions.

Financial Modernization. Under the Gramm-Leach-Bliley Act, a national bank may establish a financial subsidiary and engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting as principal, insurance company portfolio investment, real estate development, real estate investment and annuity issuance. To do so, a bank must be well capitalized, well managed and have a CRA rating of satisfactory or better. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must remain well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of satisfactory or better.

Although the powers of state-chartered banks with respect to engaging in financial activities are not specifically addressed in the Gramm-Leach-Bliley Act, state banks, such as the Bank, will have the same if not greater powers as national banks through the parity provision contained in the Texas Constitution.

Branching. Texas law provides that a Texas-chartered bank can establish a branch anywhere in Texas provided that the branch is approved in advance by the TDB. The branch must also be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers.

Restrictions on Transactions With Affiliates and Insiders. Transactions between the Bank and its nonbanking affiliates, including the Company, are subject to Section 23A of the Federal Reserve Act. In general, Section 23A imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties, which are collateralized by the securities or obligations of the Company or its subsidiaries.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain transactions between the Bank and its affiliates be on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O apply to all insured institutions and their subsidiaries and holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution's total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Restrictions on Distribution of Subsidiary Bank Dividends and Assets. Dividends paid by the Bank have provided a substantial part of the Company's operating funds and it is anticipated that dividends paid by the Bank to the Company will continue to be the Company's principal source of operating funds. Capital adequacy requirements serve to limit the amount of dividends that may be paid by the Bank. Under federal law, the Bank cannot pay a dividend if, after paying the dividend, the Bank will be "undercapitalized." The FDIC may declare a dividend payment to be unsafe and unsound even though the Bank would continue to meet its capital requirements after the dividend.

Because the Company is a legal entity separate and distinct from its subsidiaries, its right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors. In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company (such as the Company) or any shareholder or creditor thereof.

Examinations. The FDIC periodically examines and evaluates insured banks. Based upon such an evaluation, the FDIC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the FDIC-determined value and the book value of such assets. The TDB also conducts examinations of state banks but may accept the results of a federal examination in lieu of conducting an independent examination.

Audit Reports. Insured institutions with total assets of $500 million or more must submit annual audit reports prepared by independent auditors to federal and state regulators. In some instances, the audit report of the institution's holding company can be used to satisfy this requirement. Auditors must receive examination reports, supervisory agreements and reports of enforcement actions. In addition, financial statements prepared in accordance with generally accepted accounting principles in the United States of America, management's certifications concerning responsibility for the financial statements, internal controls and compliance with legal requirements designated by the FDIC, and an attestation by the auditor regarding the statements of management relating to the internal controls must be submitted. For institutions with total assets of more than $3 billion, independent auditors may be required to review quarterly financial statements. FDICIA requires that independent audit committees be formed, consisting of outside directors only. The committees of such institutions must include members with experience in banking or financial management, must have access to outside counsel, and must not include representatives of large customers.

Capital Adequacy Requirements. The FDIC has adopted regulations establishing minimum requirements for the capital adequacy of insured institutions. The FDIC may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

The FDIC's risk-based capital guidelines generally require state banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% and a ratio of total capital to total risk-weighted assets of 8.0%. The capital categories have the same definitions for the Bank as for the Company. As of December 31, 2001, the Bank's ratio of Tier 1 capital to total risk-weighted assets was 10.83% and its ratio of total capital to total risk-weighted assets was 11.85%. **See "Management's Discussion and Analysis of Financial Condition and Results of Operations".**

The FDIC's leverage guidelines require state banks to maintain Tier 1 capital of no less than 5.0% of average total assets, except in the case of certain highly rated banks for which the requirement is 3.0% of average total assets. The TDB has issued a policy, which generally requires state chartered banks to maintain a leverage ratio (defined in accordance with federal capital guidelines) of 6.0%. As of December 31, 2001, the Bank's ratio of Tier 1 capital to average total assets (leverage ratio) was 8.25%. **See "Management's Discussion and Analysis of Financial Condition and Results of Operations".**

Corrective Measures for Capital Deficiencies. The federal banking regulators are required to take "prompt corrective action" with respect to capital-deficient institutions. Agency regulations define, for each capital category, the levels at which institutions are "well capitalized," "adequately capitalized," "under capitalized," "significantly under capitalized" and "critically under capitalized." A "well capitalized" bank has a total risk based capital ratio of 10.0% or higher; a Tier 1 risk based capital ratio of 6.0% or higher; a leverage ratio of 5.0% or higher; and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An "adequately capitalized" bank has a total risk based capital ratio of 8.0% or higher; a Tier 1 risk based capital ratio of 4.0% or higher; a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well capitalized bank. A bank is "under capitalized" if it fails to meet any one of the ratios required to be adequately capitalized. The Bank is classified as "well capitalized" for purposes of the FDIC's prompt corrective action regulations.

In addition to requiring undercapitalized institutions to submit a capital restoration plan, agency regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment, and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution's capital decreases, the FDIC's enforcement powers become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. The FDIC has only very limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Management believes that the Company meets all capital adequacy requirements to which it is subject at December 31, 2001. The Bank's capital ratios exceeded the minimum requirements for "well capitalized" institutions under the regulatory framework for prompt corrective action at December 31, 2001. As a result, the Company does not believe that FDICIA's prompt corrective action regulations will have any material effect on the activities or operations of the Bank. It should be noted, however, that a bank's capital category is determined solely for the purpose of applying the FDIC's "prompt corrective action" regulations and that the capital category may not constitute an accurate representation of the Bank's overall financial condition or prospects.

Deposit Insurance Assessments. The Bank must pay assessments to the FDIC for federal deposit insurance protection. The FDIC has adopted a risk-based assessment system as required by FDICIA. Under this system, FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. Institutions assigned to higher-risk classifications (that is, institutions that pose a greater risk of loss to their respective deposit insurance funds) pay assessments at higher rates than institutions that pose a lower risk. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. In addition, the FDIC can impose special assessments in certain instances. The current range of BIF assessments is between 0% and 0.27% of deposits.

The FDIC established a process for raising or lowering all rates for insured institutions semi-annually if conditions warrant a change. Under this new system, the FDIC has the flexibility to adjust the assessment rate schedule twice a year without seeking prior public comment, but only within a range of five cents per $100 above or below the premium schedule adopted. Changes in the rate schedule outside the five-cent range above or below the current schedule can be made by the FDIC only after a full rulemaking with opportunity for public comment.

On September 30, 1996, President Clinton signed into law an act that contained a comprehensive approach to recapitalize the Savings Association Insurance Fund ("SAIF") and assure the payment of the Financing Corporation's ("FICO") bond obligations. Under this new act, banks insured under the BIF are required to pay a portion of the interest due on bonds that were issued by FICO to help shore up the ailing Federal Savings and Loan Insurance Corporation in 1987. The FDIC also applies an assessment against BIF-assessable deposits to be paid to the Financing Corporation ("FICO") to assist in paying interest of FICO bonds, which financed the resolution of the thrift industry crisis. The FICO assessment is approximately 1.22 basis points, on an annual basis, on BIF-insured deposits.

Enforcement Powers. The FDIC and the other federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject the Company or its banking subsidiaries, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially substantial civil money penalties. The appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized; fails to become adequately capitalized when required to do so; fails to submit a timely and acceptable capital restoration plan; or materially fails to implement an accepted capital restoration plan. The TDB also has broad enforcement powers over the Bank, including the power to impose orders, remove officers and directors, impose fines and appoint supervisors and conservators.

Brokered Deposit Restrictions. Adequately capitalized institutions cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew or roll over brokered deposits.

Cross-Guarantee Provisions. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") contains a "cross-guarantee" provision which generally makes commonly controlled insured depository institutions liable to the FDIC for any losses incurred in connection with the failure of a commonly controlled depository institution.

Community Reinvestment Act. The CRA and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. FIRREA requires federal banking agencies to make public a rating of a bank's performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction.

Consumer Laws and Regulations. In addition to the laws and regulations discussed herein, the Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing customer relations.

Instability of Regulatory Structure. Various legislation, such as the Gramm-Leach-Bliley Act, which expanded the powers of banking institutions and bank holding companies, and proposals to overhaul the bank regulatory system and limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. Such legislation may change banking statutes and the operating environment of the Company and the Bank in substantial and unpredictable ways. The Company cannot determine the ultimate effect that the Gramm-Leach-Bliley Act will have or the effect that potential legislation, if enacted, or implementing regulations with respect thereto, would have, upon the financial condition or results of operations of the Company or its subsidiaries.

Expanding Enforcement Authority. One of the major additional burdens imposed on the banking industry by FDICIA is the increased ability of banking regulators to monitor the activities of banks and their holding companies. In addition, the Federal Reserve and FDIC possess extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution, which it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties, issue cease and desist or removal orders, seek injunctions, and publicly disclose such actions. FDICIA, FIRREA and other laws have expanded the agencies' authority in recent years, and the agencies have not yet fully tested the limits of their powers.

Effect on Economic Environment. The policies of regulatory authorities, including the monetary policy of the Federal Reserve, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

Federal Reserve monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the Company and the Bank cannot be predicted.

Item 2. *Properties*

The Company conducts business at eleven banking locations, two of which are located in Mount Pleasant, eight are located in the Northeast Texas communities of Bogata, Commerce, Deport, Paris, Pittsburg, Sulphur Springs, Talco, Texarkana and one located in the west Texas community of Fort Stockton. The Company's headquarters are located at 100 West Arkansas in Mount Pleasant in a two-story office building. The Company owns all of its locations. The following table sets forth specific information on each of the Company's locations:

Location	Address	Deposits at December 31, 2001 (Dollars in thousands)
Bogata	110 Halesboro Street, Bogata, Texas 75417	$ 15,780
Commerce	1108 Park Street, Commerce, Texas 75429	23,595
Deport	111 Main Street, Deport, Texas 75435	9,417
Fort Stockton	#1 Spring Drive, Fort Stockton, Texas 75435	- [1]
Mount Pleasant-Downtown	100 West Arkansas, Mount Pleasant, Texas 75455	160,610
Mount Pleasant-South	2317 South Jefferson, Mount Pleasant, Texas 75455	4,036
Paris	3250 Lamar Avenue, Paris, Texas 75460	64,074
Pittsburg	116 South Greer Blvd., Pittsburg, Texas 75686	17,016
Sulphur Springs	919 Gilmer Street, Sulphur Springs, Texas 75482	54,741
Talco	104 Broad Street, Talco, Texas 75487	14,266
Texarkana	2202 St. Michael Drive, Texarkana, Texas 75503	19,744

[1] Location operates as a loan production office.

Item 3. ***Legal Proceedings***

The Company faces ordinary routine litigation arising in the normal course of business. In the opinion of management, liabilities (if any) arising from such claims will not have a material adverse effect upon the business, results of operations or financial condition of the Company.

In March 2000, the Company filed an action in the District Court of Titus County, Texas against Guaranty Federal Bank, F.S.B., ("Guaranty Federal") a thrift institution, after the Company discovered that Guaranty Federal was using the name, "Guaranty Bank", in its business dealings. The case sought a declaratory judgment that the Company has the sole right to the name "Guaranty Bank". In November 2001, a settlement was reached. In exchange for $3.0 million, the Company dropped the lawsuit against Guaranty Federal and the Company agreed to change its name by December 31, 2002. At December 31, 2001, the financial statements of the Company reflect the effect of this settlement.

As disclosed by the Company in its Form S-1 filed with the Commission on May 6, 1998, the Internal Revenue Service has been conducting a review of the Company's ownership interest in certain partnerships and the tax treatment of losses in such partnerships. On October 5, 2001, the Company was notified that the Internal Revenue Service has disallowed an item of partnership loss in the amount of $487,313 for taxable year 1992 with respect to one of the partnerships under examination in which the Company is a partner. Based upon advice of counsel, the Company believes that the Internal Revenue Service's disallowance is unsupported by competent authority. Accordingly, the Company is seeking an administrative review of the Internal Revenue Service's determination. In the event that the administrative review is unsuccessful, the Company intends to seek a judicial review of this matter. Although unlikely, an adverse judicial determination with respect to this matter may have an adverse material effect on the Company's financial results.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of security holders during the fourth quarter of 2001.

PART II

Item 5. ***Market for Registrant's Common Equity and Related Shareholder Matters***

The Common Stock began trading on May 21, 1998 and is listed on the Nasdaq National Market System ("Nasdaq NMS") under the symbol "GNTY". Prior to that date, the Company's Common Stock was privately held and not listed on any public exchange or actively traded. The Company had a total of 3,004,428 shares outstanding at December 31, 2001. As of December 31, 2001, there were 420 registered shareholders of record. The number of beneficial shareholders is unknown to the Company at this time.

The following table presents the high and low Common Stock prices reported on the Nasdaq NMS by quarter during the two years ended December 31, 2001:

	2001		2000	
	High	Low	High	Low
Fourth quarter	$ 14.10	$ 11.01	$ 11.13	$ 10.00
Third quarter	14.10	11.05	11.63	9.50
Second quarter	11.25	10.75	12.63	10.00
First quarter	11.19	10.25	10.25	8.75

Holders of Common Stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. While the Company has declared dividends on its Common Stock since 1980, and paid semi-annual dividends aggregating $0.28 per share per annum in 2001, there is no assurance that the Company will continue to pay dividends in the future.

The principal source of cash revenues to the Company is dividends paid by the Bank with respect to the Bank's capital stock. There are certain restrictions on the payment of such dividends imposed by federal and state banking laws, regulations and authorities. **See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Supervision and Regulation – "The Bank".**

The cash dividends paid per share by quarter were as follows:

	2001	2000	1999
Fourth quarter	$ 0.15	$ 0.13	$ 0.13
Third quarter	-	-	-
Second quarter	0.13	0.12	0.12
First quarter	-	-	-

Item 6. ***Selected Financial Data***

SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY

The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto, appearing elsewhere in this Annual Report on Form 10-K, and the information contained in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected historical consolidated financial data as of and for the five years ended December 31, 2001 are derived from the Company's Consolidated Financial Statements, which have been audited by independent certified public accountants.

	As of and for the Years Ended December 31				
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share data)				
Income Statement Data:					
Interest income	$ 29,861	$ 29,017	$ 21,568	$ 18,368	$ 17,009
Interest expense	16,363	16,742	10,506	8,951	8,192
Net interest income	13,498	12,275	11,062	9,417	8,817
Provision for loan losses	1,385	595	310	540	355
Net interest income after provision for loan losses	12,113	11,680	10,752	8,877	8,462
Noninterest income	6,201	3,723	3,374	2,826	1,657
Noninterest expense	13,519	12,140	10,259	8,488	7,446
Earnings before taxes	4,795	3,263	3,867	3,215	2,673
Provision for income tax expense	1,505	755	745	541	273
Net earnings	3,290	2,508	3,122	2,674	2,400
Preferred stock dividend	-	-	-	37	74
Net earnings available to common shareholders	$ 3,290	$ 2,508	$ 3,122	$ 2,637	$ 2,326
Common Share Data (1)**:**					
Net earnings (basic and diluted) (2)	$ 1.09	$ 0.80	$ 1.03	$ 0.95	$ 0.91
Book value	10.59	9.67	8.77	8.21	6.84
Tangible book value	9.82	8.85	7.81	8.14	6.74
Cash dividends	0.28	0.25	0.25	0.24	0.22
Dividend payout ratio	25.56%	30.70%	24.58%	26.38%	24.24%
Weighted average common shares outstanding (in thousands)	3,016	3,126	3,045	2,782	2,547
Period end shares outstanding (in thousands)	3,004	3,044	3,232	2,898	2,548
Balance Sheet Data:					
Total assets	$ 460,509	$ 411,031	$ 370,438	$ 272,906	$ 244,157
Securities	81,715	81,620	79,761	51,367	58,139
Loans	331,255	287,335	255,209	185,886	157,395
Allowance for loan losses	3,346	2,578	2,491	1,512	1,129
Total deposits	383,279	358,265	328,637	242,325	222,961
Total common shareholders' equity	31,827	29,425	28,496	23,796	17,426

(Table continues on next page.)

	As of and for the Years Ended December 31				
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share data)				
Average Balance Sheet Data:					
Total assets	$ 432,200	$ 394,496	$ 309,247	$ 253,633	$ 228,782
Securities	74,693	84,933	58,308	47,972	50,089
Loans	302,656	267,996	213,737	169,754	146,061
Allowance for loan losses	2,735	2,519	1,876	1,397	1,070
Total deposits	374,566	345,342	276,525	227,919	208,401
Total common shareholders' equity	30,629	28,266	25,989	21,363	16,508
Performance Ratios:					
Return on average assets	0.76%	0.64%	1.01%	1.05%	1.05%
Return on average common equity	10.34	8.87	12.01	12.34	14.09
Net interest margin	3.46	3.44	3.93	4.07	4.24
Efficiency ratio (3)	70.10	75.72	71.12	69.33	71.09
Asset Quality Ratios(4):					
Nonperforming assets to total loans and other real estate	1.87%	1.73%	0.43%	0.67%	1.22%
Net loan charge-offs to average loans	0.20	0.19	0.08	0.09	0.19
Allowance for loan losses to total loans	1.01	0.90	0.98	0.81	0.72
Allowance for loan losses to nonperforming loans (5)	59.23	54.83	244.94	130.80	92.85
Capital Ratios (4):					
Leverage ratio	8.44%	8.60%	8.21%	9.30%	7.87%
Average shareholders' equity to average total assets	7.09	7.17	8.40	8.59	7.58
Tier 1 risk-based capital ratio	11.52	11.79	9.86	12.29	11.16
Total risk-based capital ratio	12.58	12.69	10.83	13.08	11.86

(1) Adjusted for a seven for one stock split effective March 24, 1998.

(2) Net earnings per share are based upon the weighted average number of common shares outstanding during the period.

(3) Calculated by dividing total noninterest expenses by net interest income plus noninterest income, excluding securities losses or gains.

(4) At period end, except net loan charge-offs to average loans, and average shareholders' equity to average total assets.

(5) Non performing loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Certain statements in this Annual Report on Form 10-K include forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the factors listed above and those described in this discussion and analysis. **See "Special Cautionary Notice Regarding Forward Looking Information."** Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of the Company's balance sheets and statements of earnings. This section should be read in conjunction with the Company's Consolidated Financial Statements and accompanying notes and other detailed information appearing elsewhere in this Annual Report on Form 10-K.

Overview

Net earnings available to common shareholders were $3.3 million, $2.5 million and $3.1 million for the years ended December 31, 2001, 2000 and 1999, respectively, and net earnings per common share were $1.09, $0.80 and $1.03 for these same periods. The increase in earnings from 2000 to 2001 resulted primarily from an increase in net interest income, caused by a growth in interest earning assets and a lower cost of funds, and an increase in noninterest income offset by an increase in the provision for loan losses and an increase in noninterest expense. Average interest earning assets increased from $356.4 million to $390.3 million, or 9.5% for the year ended December 31, 2001 while the average cost of funds were 5.42% for the twelve months ended December 31, 2000 compared to 4.80% for the same period in 2001, a decrease of 11.4%. Noninterest income increased $2.5 million or 66.6% from $3.7 million for the twelve months ended December 31, 2000 to $6.2 million for the same period in 2001. This increase was generated from the settlement of the Guaranty Federal lawsuit of $3.0 million and an increase in service charge income of $282,000 or 11.8% offset by a loss from subsidiaries of $1.4 million which was caused primarily from a write-down for permanent impairment of the AFT lease. The provision for loan loss increased from $595,000 for the twelve months ended December 31, 2000 to $1.4 million for the same period in 2001 due primarily to loan growth, an increase in problem assets and deteriorating national economy. Noninterest expenses increased $1.4 million or 11.36% during the same comparative period primarily due to increases in personnel related cost. The decrease in earnings from 1999 to 2000 resulted primarily from an increase in interest expense caused by higher cost of funds and a growth in interest-bearing liabilities and an increase in noninterest expense offset by an increase in noninterest income. The Company posted returns on average assets of 0.76%, 0.64% and 1.01 % and returns on average common equity of 10.74%, 8.87% and 12.01% for the years ended December 31, 2001, 2000 and 1999, respectively.

Total assets at December 31, 2001, 2000 and 1999 were $460.5 million, $411.0 million and $370.4 million, respectively. Total deposits at December 31, 2001, 2000 and 1999 were $383.3 million, $358.3 million and $328.6 million, respectively. Deposits increased by $25.0 million or 7.0% in 2001 compared with fiscal 2000 and by $29.7 million or 9.0% in 2000 compared with fiscal 1999. These increases were primarily attributable to internal growth in the Commerce, Paris, Pittsburg and Mt. Pleasant locations in 2001 and attributable to free checking growth and certificate of deposit campaigns and to the First American acquisition in September 1999. At December 31, 2001, 2000 and 1999, investment securities totaled $81.7 million, $81.6 million and $79.8 million, respectively. The increase of investment securities in 2001 and 2000 was primarily attributable to the increase in unrealized gain on securities available for sale of $585,000 million from December 31, 2000 to December 31, 2001 and $1.9 million from December 31, 1999 to December 31, 2000. Common shareholders' equity was $31.8 million, $29.4 million and $28.5 million at December 31, 2001, 2000 and 1999, respectively. The increase in common shareholder's equity for the year ended December 31, 2001 reflects earnings retention and an increase in the unrealized gain on securities available for sale offset by the purchase of treasury stock and payment of dividends.

Results of Operation

Net Interest Income

Net interest income represents the amount by which interest income on interest-earning assets, including securities and loans, exceeds interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of the Company's earnings. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income.

2001 versus 2000. Net interest income increased from $12.3 million in 2000 to $13.5 million in 2001, an increase of $1.2 million or 10.0%, primarily due to a growth in interest income of $844,000, or 2.9%, and a decrease in interest expense of $379,000, or 2.3%. This resulted in net interest margins of 3.46% and 3.44% and net interest spreads of 2.85% and 2.72% for the years ended December 31, 2001 and 2000, respectively.

The increase in total interest income for 2001 was primarily due to growth in average loans of $34.7 million or 12.9% and growth in federal funds sold of $9.4 million or 272.9%, which contributed $1.4 million and $368,000, respectively, to total interest income. Total interest income was negatively affected by a reduction in average securities of $10.2 million or 12.1% as well as lower yields on loans, securities, and federal funds sold. The decrease in total interest expense was primarily due to a decrease in the cost of funds from 5.42% in 2000 to 4.80% in 2001, which offset increases in average interest-bearing liabilities of $32.3 million or 10.5%.

2000 versus 1999. Net interest income increased from $11.1 million in 1999 to $12.3 million in 2000, an increase of $1.2 million or 11.0%, primarily due to a growth in interest income of $7.4 million, or 34.5%, offset by an increase in interest expense of $6.2 million, or 59.4%. This resulted in net interest margins of 3.44% and 3.93% and net interest spreads of 2.72% and 3.12% for the years ended December 31, 2000 and 1999, respectively.

The increase in total interest income for 2000 was primarily due to growth in average loans of $54.3 million or 25.4% and growth in average investment securities of $26.6 million or 45.7%, which contributed $5.7 million and $2.0 million, respectively, to the increase in total interest income. Total interest income was negatively affected by lower yields on both loans and securities. The increase in interest expense was due primarily to an increase in average interest-bearing deposits of $64.0 million or 28.2%, along with an increase in cost of funds from 4.55% in 2000 to 5.42% in 2000. For the year ended December 31, 2000 the Company also had an increase in average other borrowed funds and long-term debt of $8.5 million and $5.4 million, respectively.

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made and all average balances are yearly average balances. Nonaccruing loans have been included in the tables as loans carrying a zero yield.

	Years Ended December 31,								
	2001			2000			1999		
	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
	(Dollars in thousands)								
Assets									
Interest-earning assets:									
Loans	$ 302,656	$ 24,591	8.13%	$ 267,996	$ 23,218	8.66%	$ 213,737	$ 17,481	8.18%
Securities	74,693	4,693	6.28	84,933	5,589	6.58	58,308	3,626	6.22
Federal funds sold	12,804	573	4.48	3,434	209	6.09	7,725	385	4.98
Interest-bearing deposits in other financial institutions	133	4	3.01	23	1	4.35	1,428	76	5.32
Total interest-earning assets	390,286	29,861	7.65%	356,386	29,017	8.14%	281,198	21,568	7.67%
Less allowance for loan losses	(2,735)			(2,519)			(1,876)		
Total interest-earning assets, net of allowance	387,551			353,867			279,322		
Non-earning assets:									
Cash and due from banks	12,508			12,083			9,926		
Premises and equipment	13,569			13,187			8,617		
Interest receivable and other assets	17,975			15,066			11,230		
Other real estate owned	597			293			152		
Total assets	$ 432,200			$ 394,496			$ 309,247		
Liabilities and shareholders' equity									
Interest-bearing liabilities:									
NOW, savings, and money market accounts	$ 104,600	$ 2,704	2.59%	$ 97,328	$ 4,039	4.15%	$ 74,898	$ 2,569	3.43%
Time deposits	213,839	12,132	5.67	193,475	11,291	5.84	151,924	7,723	5.08
Total interest-bearing deposits	318,439	14,836	4.66	290,803	15,330	5.27	226,822	10,292	4.54
FHLB advances and federal funds purchased	15,636	755	4.83	12,529	812	6.48	4,027	214	5.31
Long-term debt	7,000	772	11.03	5,423	600	11.06	-	-	0.00
Total interest-bearing liabilities	341,075	16,363	4.80%	308,755	16,742	5.42%	230,849	10,506	4.55%
Noninterest-bearing liabilities:									
Demand deposits	56,127			54,539			49,702		
Accrued interest, taxes and other liabilities	4,369			2,936			2,707		
Total liabilities	401,571			366,230			283,258		
Shareholders' equity	30,629			28,266			25,989		
Total liabilities and shareholders' equity	$ 432,200			$ 394,496			$ 309,247		
Net interest income		$ 13,498			$ 12,275			$ 11,062	
Net interest spread			2.85%			2.72%			3.12%
Net interest margin			3.46%			3.44%			3.93%

The following schedule presents the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase related to higher outstanding balances and the volatility of interest rates. For purposes of this table, changes attributable to both rate and volume, which can be segregated, have been allocated.

	Years Ended December 31,					
	2001 vs. 2000			2000 vs. 1999		
	Increase (Decrease) Due To			Increase (Decrease) Due To		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)					
Interest-earnings assets:						
Loans	$ 3,001	$ (1,628)	$ 1,373	$ 4,438	$ 1,299	$ 5,737
Securities	(643)	(254)	(897)	1,656	307	1,963
Federal funds sold	420	(55)	365	(214)	38	(176)
Interest-bearing deposits in other financial institutions	3	-	3	(75)	-	(75)
Total increase (decrease) in interest income	2,781	(1,937)	844	5,805	1,644	7,449
Interest-bearing liabilities:						
NOW, savings and money market accounts	302	(1,637)	(1,335)	769	701	1,470
Time deposits	1,189	(348)	841	2,112	1,456	3,568
Other borrowed funds	201	(258)	(57)	452	146	598
Long-term debt	172	-	172	600	-	600
Total increase (decrease) in interest expense	1,864	(2,243)	(379)	3,933	2,303	6,236
Increase (decrease) in net interest income	$ 917	$ 306	$ 1,223	$ 1,872	$ (659)	$ 1,213

Provision for Loan Losses

The Company's provision for loan losses is established through charges to operating income in the form of the provision in order to bring the total allowance for loan losses to a level deemed appropriate by management of the Company based on such factors as historical experience, the volume and type of lending conducted by the Company, the amount of nonperforming assets, regulatory policies, generally accepted accounting principles, general economic conditions, and other factors related to the collectability of loans in the Company's portfolio. During 2001, significant enhancements were made to the allowance for loan loss methodology to better quantify the risk associated with these internal and external factors.

The Company's provision for loan losses during the twelve months ended December 31, 2001 was $1.4 million compared with $595,000 during the twelve months ended December 31, 2000, an increase of $805,000. The increase in the provision was due primarily to loan growth, an increase in problem assets, and the national economic conditions. Average loans outstanding increased from $268.0 million for 2000 to $302.7 million for 2001, an increase of $34.7 million or 12.9%. Problem assets increased from $9.6 million at December 31, 2000 to $13.0 million at December 31, 2001, an increase of $3.4 million or 35.4%. Good asset quality is still reflected as net charge-offs remain at manageable levels totaling $617,000, or 0.20% of average loans in 2001 compared with $508,000, or 0.19% of average loans in 2000. The Company's provision for loan losses increased from $310,000 in 1999 to $595,000 in 2000 primarily due to loan growth.

Noninterest Income

Noninterest income is an important source of revenue for financial institutions. The Company's primary sources of noninterest income are service charges on deposit accounts and other banking service related fees. Noninterest income for the year ended December 31, 2001 was $6.2 million, an increase of $2.5 million from $3.7 million in 2000 and up from $3.4 million in 1999. The increase is primarily due to a nonrecurring gain associated with the Guaranty Federal lawsuit totaling $3.0 million. This gain represents the amount received in January 2002 in connection with the November 2001 settlement and concurrent transfer of the Company's rights to certain intangible assets. This income was partially offset by a nonrecurring impairment charge of $1.5 million associated with the AFT lease transaction. Excluding the gain on settlement of litigation and the impairment charge of the AFT, recurring noninterest income totaled $4.7 million, an increase of $1.0 million or 26.3%. The year ended December 31, 2001 reflected an increase in service charge income of $282,000 over the same period in 2000 and $495,000 over the same period in 1999, representing a 11.8% and a 26.0% increase respectively. Securities gains also increased $450,000, from ($34,000) in 2000 to $416,000 in 2001. As to normal and recurring noninterest income, the Company actually experienced a 26.2% increase to $4.7 million for the twelve months ended December 31, 2001 and a 10.3% increase to $3.7 million for the same period in 2000.

The following table presents for the periods indicated the major categories of noninterest income:

	Years Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Service charges	$ 2,678	$ 2,396	$ 1,901
Fee income	668	663	518
Securities gains, net	416	(34)	11
Fiduciary income	136	109	63
Earnings from key-man life insurance	204	234	192
Gain on sale of loans	98	-	-
Gain on sale of assets	36	38	330
Gain on sale of ORE	176	21	90
Income (loss) from lease transactions	-	19	172
Income (impairment) from investment in AFT	(1,360)	145	-
Gain on settlement of litigation	3,000	-	-
Other noninterest income	149	132	97
Total noninterest income	$ 6,201	$ 3,723	$ 3,374

The increase in noninterest income from 2000 to 2001, excluding the gain on settlement of litigation and the loss from subsidiaries, resulted primarily from service charges and fee income due to an increase in the number of deposit accounts. Additionally, the Company continued to emphasize fee-based services resulting in greater income from check cashing, ATM fees, appraisal fees and wire transfer fees.

Noninterest Expense

For the years ended December 31, 2001, 2000 and 1999, noninterest expense totaled $13.5 million, $12.1 million and $10.3 million, respectively. The $1.4 million, or 11.4%, increase in 2001 was primarily the result of increases in employee compensation and benefits, fixed asset expense, and increased litigation expense. Employee compensation and benefits increased from $6.8 million in 2000 to $7.6 million in 2001, an increase of $801,000 or 11.8%. This increase was due to an increase in full time equivalent employees from 192 at December 31, 2000 to 199 at December 31, 2001, an increase in incentive compensation, and normal salary adjustments. Legal and professional fees increased $227,000 or 40.7% primarily due to litigation involving the lawsuit settlement with Guaranty Federal.

The increase in total noninterest expense for 2000 over 1999 of $1.9 million, or 18.3%, was primarily the result of additional operating expenses incurred in connection with the addition of the Sulphur Springs and Commerce locations acquired from First American in September 1999. The Company's efficiency ratios, calculated by dividing total noninterest expense (excluding securities gains and losses) by net interest income plus noninterest income, were 70.10% in 2001, 75.72% in 2000, and 71.12% in 1999.

The following table presents for the periods indicated the major categories of noninterest expense:

	Years Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Employee compensation and benefits	$ 7,592	$ 6,791	$ 5,666
Non-staff expenses:			
Net bank premises and fixed asset expense	1,901	1,758	1,405
Office and computer supplies	429	357	309
Legal and professional fees	785	558	499
Advertising	278	357	231
Postage	180	156	140
FDIC insurance	69	67	33
Other	2,285	2,096	1,976
Total non-staff expenses	5,927	5,349	4,593
Total noninterest expense	$ 13,519	$ 12,140	$ 10,259

Income Taxes

Federal income tax is reported as income tax expense and is influenced by the amount of taxable income, the amount of tax-exempt income, the amount of non-deductible interest expense and the amount of other non-deductible expense. The Company utilized tax benefits on leveraged lease transactions in the amounts of $763,000, $650,000 and $423,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The effective tax rates for the years ended December 31, 2001, 2000 and 1999 were 31.39%, 23.14% and 19.27%, respectively. Income taxes for financial purposes in the consolidated statements of earnings differ from the amount computed by applying the statutory income tax rate of 35% to earnings before income taxes. The difference in the statutory rate is primarily due to the tax benefits on the leveraged lease transactions and non-taxable income.

Additionally, the State of Texas imposes a Texas franchise tax. Taxable income for the income tax component of the Texas franchise tax is the federal pre-tax income, plus certain officers' salaries, less interest income from federal securities. Total franchise tax expense was $50,000 in 2001, $56,000 in 2000 and $40,000 in 1999 for each of the twelve month periods ended December 31. Such expense was included as a part of other noninterest expense.

Impact of Inflation

The effects of inflation on the local economy and on the Company's operating results have been relatively modest for the past several years. Since substantially all of the Company's assets and liabilities are monetary in nature, such as cash, securities, loans and deposits, their values are less sensitive to the effects of inflation than to changing interest rates, which do not necessarily change in accordance with inflation rates. The Company tries to control the impact of interest rate fluctuations by managing the relationship between its interest rate sensitive assets and liabilities. See **"Quantitative and Qualitative Disclosures About Market Risk"** below.

Financial Condition

Loan Portfolio

The Company provides a broad range of commercial, real estate and consumer loan products to small and medium-sized businesses and individuals. The Company aggressively pursues qualified lending customers in both the commercial and consumer sectors, providing customers with direct access to lending personnel and prompt, professional service. The 86.4% loan to deposit ratio as of December 31, 2001, reflects the Company's commitment as an active lender in the local communities it serves. Total loans were $331.3 million at December 31, 2001, an increase of $43.9 million or 15.3% compared with $287.3 million at December 31, 2000. In 2000, total loans increased by $32.1 million or 12.6% to $287.3 million from $255.2 million at December 31, 1999. In 1999, total loans increased by $69.3 million or 37.3% from $185.9 million at December 31, 1998. The growth in loans reflects the stable local economy, an aggressive advertising campaign, the Company's pro-lending reputation and the solicitation of new companies and individuals entering the Company's market areas.

The following table summarizes the loan portfolio of the Company by type of loan as of the dates indicated:

	December 31,									
	2001		2000		1999		1998		1997	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	Dollars in thousands									
Commercial and industrial	$ 66,641	20.12%	$ 66,616	23.18%	$ 61,153	23.96%	$ 51,589	27.75%	$ 36,598	23.26%
Agriculture	8,589	2.59	8,318	2.89	9,102	3.57	7,652	4.11	8,174	5.19
Real estate:										
Construction and land development	9,492	2.87	7,316	2.55	7,926	3.11	3,130	1.68	3,072	1.95
1-4 family residential	126,114	38.07	102,614	35.71	83,777	32.83	48,376	26.02	41,398	26.30
Farmland	9,794	2.96	7,716	2.69	7,976	3.13	7,258	3.90	6,492	4.12
Non-residential and non-farmland	68,165	20.58	61,224	21.31	52,303	20.49	47,977	25.81	42,363	26.92
Multi-family residential	9,333	2.81	4,946	1.72	6,239	2.44	844	0.45	360	0.23
Consumer	33,126	10.00	28,585	9.95	26,733	10.47	19,060	10.28	18,938	12.03
Total loans	$ 331,254	100.00%	$ 287,335	100.00%	$ 255,209	100.00%	$ 185,886	100.00%	$ 157,395	100.00%

The primary lending focus of the Company is on loans to small and medium-sized businesses and one-to-four family residential mortgage loans. The Company's commercial lending products include business loans, commercial real estate loans, equipment loans, working capital loans, term loans, revolving lines of credit and letters of credit. Most commercial loans are collateralized and on payment programs. The purpose of a particular loan generally determines its structure. In almost all cases, the Company requires personal guarantees on commercial loans to help assure repayment.

The Company's commercial mortgage loans are generally secured by first liens on real estate, typically have fixed interest rates and amortize over a 10 to 15 year period with balloon payments due at the end of one to five years. In underwriting commercial mortgage loans, consideration is given to the property's operating history, future operating projections, current and projected occupancy, location and physical condition. The underwriting analysis also includes credit checks, appraisals and a review of the financial condition of the borrower.

The Company makes loans to finance the construction of residential and, to a limited extent, nonresidential properties. Construction loans generally are secured by first liens on real estate. The Company conducts periodic inspections, either directly or through an agent, prior to approval of periodic draws on these loans. Underwriting guidelines similar to those described above are also used in the Company's construction lending activities. In keeping with the community-oriented nature of its customer base, the Company also provides construction and permanent financing for churches located within its market areas.

The Company rarely makes loans at its legal lending limit. Lending officers are assigned various levels of loan approval authority based upon their respective levels of experience and expertise. All loans above $600,000 are evaluated and acted upon by the Executive Committee, which meets weekly. All new and renewed loans greater than $25,000 are reported to the Board of Directors All new and renewed loans less than $25,000 are reported weekly at the Executive Committee. The Company's strategy for approving or disapproving loans is to follow conservative loan policies and underwriting practices which include: (i) granting loans on a sound and collectible basis; (ii) investing funds properly for the benefit of shareholders and the protection of depositors; (iii) serving the legitimate needs of the community and the Company's general market area while obtaining a balance between maximum yield and minimum risk; (iv) ensuring that primary and secondary sources of repayment are adequate in relation to the amount of the loan; (v) developing and maintaining adequate diversification of the loan portfolio as a whole and of the loans within each category; and (vi) ensuring that each loan is properly documented and, if appropriate, insurance coverage is adequate. The Company's loan review and compliance personnel interact daily with commercial and consumer lenders to identify potential underwriting or technical exception variances. In addition, the Company has placed increased emphasis on the early identification of problem loans to aggressively seek resolution of the situations and thereby keep loan losses at a minimum.

The Company's loans collateralized by one-to-four family residential real estate generally are originated in amounts of no more than 90% of the lower of cost or appraised value. The Company requires mortgage title insurance and hazard insurance in the amount of the loan. Of the mortgages originated, the Company generally retains mortgage loans with short terms or variable rates and sells longer-term fixed-rate loans that do not meet the Company's credit underwriting standards. Prior to the acquisition of First American, the Company sold such loans to Texas Independent Bank Mortgage Company; however, since the First American acquisition, the Company sells these loans directly into the secondary market.

As of December 31, 2001, the Company's one-to-four family residential real estate loan portfolio was $126.1 million. Of this amount, $40.5 million is repriceable in one year or less and an additional $66.2 million is repriceable from one year to five years. These high percentages in short-term real estate loans reflect the Company's commitment to reducing interest rate risk.

The Company provides a wide variety of consumer loans including motor vehicle, watercraft, education loans, personal loans (collateralized and uncollateralized) and deposit account collateralized loans. The terms of these loans typically range from 12 to 72 months and vary based upon the nature of collateral and size of loan. As of December 31, 2001, the Company had no indirect consumer loans, indicating a preference to maintain personal banking relationships and strict underwriting standards. During the last several years, management has placed tighter controls on consumer credit due to record high personal bankruptcy filings nationwide.

The contractual maturity ranges of the commercial, industrial and real estate construction loan portfolio and the amount of such loans with predetermined interest rates in each maturity range as of December 31, 2001, are summarized in the following table:

	December 31, 2001			
	One Year or Less	After One Through Five Years	After Five Years	Total
	(Dollars in thousands)			
Commercial and industrial	$ 56,154	$ 15,405	$ 1,469	$ 73,028
Real estate construction	9,084	403	5	9,492
Total	$ 65,238	$ 15,808	$ 1,474	$ 82,520
Loans with a predetermined interest rate	$ 27,955	$ 21,233	$ 2,740	$ 51,928
Loans with a floating interest rate	17,664	10,690	2,238	30,592
Total	$ 45,619	$ 31,923	$ 4,978	$ 82,520

Nonperforming Assets

The Company has several procedures in place to assist it in maintaining the overall quality of its loan portfolio. The Company has established underwriting guidelines to be followed by its officers and also monitors its delinquency levels for any negative or adverse trends. There can be no assurance, however, that the Company's loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

Nonperforming assets at December 31, 2001, increased $1.2 million or 24.8% to $6.2 million compared with $5.0 million at December 31, 2000. This increase was primarily due to the addition of one loan in the amount of $1.0 million. A specific reserve has been assigned to this loan in an amount equal to the Company's estimated loss exposure. Nonperforming assets were $1.1 million at December 31, 1999. This resulted in ratios of nonperforming assets to total loans plus other real estate of 1.87%, 1.73% and 0.43% for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company generally places a loan on nonaccrual status and ceases to accrue interest when loan payment performance is deemed unsatisfactory. Loans where the interest payments jeopardize the collection of principal are placed on nonaccrual status, unless the loan is both well secured and in the process of collection. Cash payments received while a loan is classified as nonaccrual are recorded as a reduction of principal as long as doubt exists as to collection. If interest on nonaccrual loans had been accrued, such income would have been approximately $251,000 and $113,000 for 2001 and 2000, respectively. The Company is sometimes required to revise a loan's interest rate or repayment terms in a troubled debt restructuring; however, the Company had no restructured loans or additional nonperforming interest-earning assets at either December 31, 2001, December 31, 2000 or December 31, 1999. In addition to an internal loan review, the Company retains IBS for an annual external review to evaluate the loan portfolio.

The Company maintains current appraisals on loans secured by real estate, particularly those categorized as nonperforming loans and potential problem loans. In instances where updated appraisals reflect reduced collateral values, an evaluation of the borrower's overall financial condition is made to determine the need, if any, for possible write-downs or appropriate additions to the allowance for loan losses. The Company records other real estate at fair value at the time of acquisition, less estimated costs to sell.

The following table presents information regarding nonperforming assets at the dates indicated:

	December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Nonaccrual loans	$ 3,737	$ 1,214	$ 443	$ 290	$ 298
Accruing loans past due 90 days or more	1,912	3,488	574	866	918
Other real estate	562	274	79	97	714
Total nonperforming assets	$ 6,211	$ 4,976	$ 1,096	$ 1,253	$ 1,930
Nonperforming assets to total loans and other real estate	1.87%	1.73%	0.43%	0.67%	1.22%

The Company considers a loan to be impaired based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or the loan's observable market price or based on the fair value of the collateral if the loan is collateral-dependent.

Allowance for Loan Losses

The allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. Management has established an allowance for loan losses, which it believes, is adequate for estimated losses in the Company's loan portfolio. Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to the Company's Board of Directors, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance. In making its evaluation, management considers the diversification by industry of the Company's commercial loan portfolio, the effect of changes in the local real estate market on collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of nonperforming loans and related collateral security, the results of Managements internal loan review, the evaluation of its loan portfolio through an annual external loan review conducted by IBS and the annual examination of the Company's financial statements by its independent auditors. Charge-offs occur when loans are deemed to be uncollectible.

The Company follows an internal loan review program to evaluate the credit risk in the loan portfolio. Through the loan review process, the Company maintains an internally classified loan list, which, along with the delinquency list of loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. Loans internally classified as "substandard" or in the more severe categories of "doubtful" or "loss" are those loans that, at a minimum, have clear and defined weaknesses such as a highly-leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition, which may jeopardize recoverability of the debt. At December 31, 2001, the Company had $13.0 million of such loans compared with $9.6 million at December 31, 2000, an increase of $3.4 million, or 35.4%. This increase is primarily due to the classification of one $1.7 million loan relationship and seven smaller loan relationships ranging from $200,000 to $500,000. Specific reserves have been established based on the estimated exposure on these lines. Further, a more conservative problem asset identification process was implemented during 2001 whereas all loans past due greater than 60 days are automatically added to the classified loan list unless the servicing loan officer provides written justification for removal.

In addition to the internally classified loan list and delinquency list of loans, the Company maintains a separate "watch list" which further aids the Company in monitoring loan portfolios. Watch list loans show warning elements where the present status portrays one or more deficiencies that require attention in the short term or where pertinent ratios of the loan account have weakened to a point where more frequent monitoring is warranted. These loans do not have all of the characteristics of a classified loan (substandard or doubtful) but do show weakened elements as compared with those of a satisfactory credit. The Company reviews these loans to assist in assessing the adequacy of the allowance for loan losses. At December 31, 2001, the Company had $2.3 million of such loans compared with $2.2 million at December 31, 2000, an increase of $100,000, or 4.5%.

In order to determine the adequacy of the allowance for loan losses, the Company establishes both specific and general reserves. The Company establishes specific allocations for the majority of problem loans based on the estimated exposure in each individual loan. The exposure is generally identified by determining the present value of estimated future cash flows or the fair value of collateral if repayment is expected solely from the collateral. The Company establishes general reserves for non-problem loans primarily based on its historical charge-off experience. Consideration is also given to the level and trend of delinquent loans, loan growth, underwriting standards, economic conditions, and other qualitative factors based on management's judgment. During 2001, significant enhancements were made to the allowance methodology to better quantify these internal and external factors, resulting in an increase to general reserves of $439,000 compared to 2000.

Management actively monitors the Company's asset quality and provides specific loss allowances when necessary. Loans are charged-off against the allowance for loan losses when appropriate. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ from the assumptions used in making the initial determinations.

For the twelve months ended December 31, 2001, net loan charge-offs totaled $617,000 or 0.20% of average loans outstanding for the period, compared with $508,000 in net loan charge-offs or 0.19% of average loans for the year ended December 31, 2000. During 2001, the Company recorded a provision for loan losses of $1.4 million compared with $595,000 for 2000. The increase in provision for 2001 is due primarily to loan growth, an increase in problem assets, and the current economic conditions. The Company made a provision for loan losses of $310,000 for 1999. At December 31, 2001, the allowance for loan losses totaled $3.3 million, or 1.01% of total loans. At December 31, 2000, the allowance for loan losses totaled $2.6 million or 0.90% of total loans.

The following table presents, for the periods indicated, an analysis of the allowance for loan losses and other related data:

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Average loans outstanding	$ 302,656	$ 267,996	$ 213,737	$ 169,754	$ 146,061
Gross loans outstanding at end of period	$ 331,255	$ 287,335	$ 255,209	$ 185,886	$ 157,395
Allowance for loan losses at beginning of period	$ 2,578	$ 2,491	$ 1,512	$ 1,129	$ 1,055
Provision for loan losses	1,385	595	310	540	355
Balance acquired with First American acquisition			846		
Charge-offs:					
Commercial and industrial	(462)	(360)	(64)	(113)	(53)
Real estate	(162)	(146)	(2)	(14)	(170)
Consumer	(211)	(172)	(267)	(149)	(162)
Recoveries:					
Commercial and industrial	30	80	65	33	65
Real estate	124	11	42	26	13
Consumer	64	79	49	60	26
Net loan charge-offs	(617)	(508)	(177)	(157)	(281)
Allowance for loan losses at end of period	$ 3,346	$ 2,578	$ 2,491	$ 1,512	$ 1,129
Ratio of allowance to end of period loans	1.01%	0.90%	0.98%	0.81%	0.72%
Ratio of net loan charge-offs to average loans	0.20%	0.19%	0.08%	0.09%	0.19%
Ratio of allowance to end of period nonperforming loans	59.23%	54.83%	244.94%	130.80%	92.85%

The following tables describe the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

	December 31,			
	2001		2000	
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(Dollars in thousands)			
Balance of allowance for loan losses applicable to:				
Commercial, industrial and agriculture	$ 1,792	22.71%	$ 1,430	26.07%
Real estate:				
Construction and land development	-	2.87	-	2.55
1-4 family residential	117	38.07	139	35.71
Commercial mortgage	138	20.58	193	21.31
Farmland	-	2.96	-	2.69
Multi-family	-	2.81	-	1.72
Consumer	333	10.00	289	9.95
General reserve allocation	966	-	527	-
Total allowance for loan losses	$ 3,346	100.00%	$ 2,578	100.00%

	1999		1998		1997	
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(Dollars in thousands)					
Balance of allowance for loan losses applicable to:						
Commercial, industrial and agriculture	$ 1,543	27.53%	$ 932	31.86%	$ 554	28.45%
Real estate:						
Construction and land development	-	3.11	-	1.68	-	1.95
1-4 family residential	110	32.83	67	26.02	58	26.30
Commercial mortgage	176	20.49	145	25.81	128	26.92
Farmland	-	3.13	-	3.90	-	4.12
Multi-family	-	2.44	-	0.45	-	0.23
Consumer	262	10.47	166	10.28	171	12.03
General reserve allocation	400	-	202	-	218	-
Total allowance for loan losses	$ 2,491	100.00%	$ 1,512	100.00%	$ 1,129	100.00%

Securities

The Company uses its securities portfolio to ensure liquidity for cash requirements, to manage interest rate risk, to provide a source of income, to ensure collateral is available for municipal pledging requirements and to manage asset quality. At December 31, 2001, investment securities totaled $81.7 million, an increase of $95,000 from $81.6 million at December 31, 2000. The increase was primarily attributable to a decrease in book value or amortized cost of $490,000, offset by an increase in net unrealized gain on securities available for sale of $585,000. The December 31, 2000 net unrealized gain was $700,000 compared to the December 31, 2001 net unrealized gain of $1.3 million. During 2000, securities increased approximately $1.8 million from $79.8 million at December 31, 1999 to $81.6 million at December 31, 2000. The increase was primarily attributable to the change in unrealized gain or loss on securities available for sale. At December 31, 2001, investment securities represented 17.7% of total assets compared to 19.9% of total assets at December 31, 2000. The yield on the investment portfolio for the year ended December 31, 2001, was 6.21% compared to a yield of 6.58% for the year ended December 31, 2000.

During 2001, the total securities portfolio reflects a slight increase while the portfolio mix changed within various categories. U.S. Government securities decreased from $26.2 million at December 31, 2000 to $4.5 million at December 31, 2001 as securities that matured or were called were not reinvested in the same type of security. The Company continues to hold Collateralized Mortgage Obligations ("CMO's") in its securities portfolio. A CMO is collateralized directly by mortgages or by mortgage-backed securities issued by government agencies. The Company's investment in CMO's increased from $18.0 million at December 31, 2000 to $34.4 million at December 31, 2001, an increase of $16.4 million or 90.6%. The Company also had an increase of $7.4 million in mortgage-backed securities from $26.6 million at December 31, 2000 to $34.0 million at December 31, 2001.

The following table summarizes the amortized cost of investment securities held by the Company as of the dates shown:

	December 31,		
	2001	**2000**	**1999**
	(Dollars in thousands)		
U.S. Treasury securities	$ -	$ -	$ 993
U.S. Government securities	4,208	25,900	25,859
Mortgage-backed securities	33,600	26,482	31,610
CMOs	33,920	17,973	17,451
Equity securities	2,112	1,705	1,420
State and municipal securities	6,590	8,860	3,602
Total securities	$ 80,430	$ 80,920	$ 80,935

The following table summarizes the contractual maturity of investment securities on an amortized cost basis and their weighted average yields as of December 31, 2001:

	December 31, 2001									
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)									
U.S. Treasury securities	$ -	-%	$ -	-%	$ -	-%	$ -	-%	$ -	-%
U.S. Government securities	-	-	3,206	6.50	1,002	7.20	-	-	4,208	6.67
Mortgage-backed securities	-	-	6,744	6.17	4,422	6.60	22,434	5.59	33,600	5.84
CMOs	-	-	-	-	2,264	6.18	31,656	5.58	33,920	5.62
Equity securities	-	-	-	-	-	-	2,112	3.78	2,112	3.78
State and municipal securities	130	4.81	625	5.05	3,229	5.27	2,606	5.38	6,590	5.28
Totals	$ 130	4.81%	$ 10,575	6.21%	$ 10,917	6.17%	$ 58,808	5.51%	$ 80,430	5.70%

The Company classifies debt and equity securities at the date of purchase into one of two categories: held-to-maturity, or available-for-sale. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held-to-maturity and measured at amortized cost in the financial statements only if management has the positive intent and ability to hold those securities to maturity. Investments not classified as held-to-maturity are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, in a separate component of shareholders' equity until realized.

The following table summarizes the carrying value and classification of securities as of the dates shown:

	December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Available-for-sale	$ 81,715	$ 81,620	$ 79,761
Held-to-maturity	-	-	-
Total securities	$ 81,715	$ 81,620	$ 79,761

The following table summarizes the amortized cost of securities classified as available-for-sale and their approximate fair value as of the dates shown

	December 31, 2001				December 31, 2000			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
	(Dollars in thousands)				(Dollars in thousands)			
U.S. Treasury securities	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
U.S. Government securities	4,208	286	-	4,494	25,900	370	86	26,184
Mortgage-backed securities	33,600	374	22	33,952	26,482	200	80	26,602
CMOs	33,920	494	24	34,390	17,973	83	14	18,042
Equity securities	2,112	-	-	2,112	1,705	-	-	1,705
State and municipal securities	6,590	177	-	6,767	8,860	251	24	9,087
Total	$ 80,430	$ 1,331	$ 46	$ 81,715	$ 80,920	$ 904	$ 204	$ 81,620

	December 31, 1999			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
	(Dollars in thousands)			
U.S. Treasury securities	$ 993	$ -	$ 6	$ 987
U.S. Government securities	25,859	6	649	25,216
Mortgage-backed securities	31,610	35	388	31,257
CMOs	17,451	55	141	17,365
Equity securities	1,420	-	-	1,420
State and municipal securities	3,602	13	99	3,516
Total	$ 80,935	$ 109	$ 1,283	$ 79,761

Mortgage-backed securities and CMO's are securities, which have been developed by pooling a number of real estate mortgages and are principally issued by or guaranteed by federal agencies such as the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. These securities are deemed to have high credit ratings and regular monthly cash flows of principal and interest, which are guaranteed by the issuing agencies. All the Company's mortgage-backed securities at December 31, 2001 were agency-issued collateral obligations.

At December 31, 2001, 80.1% of the mortgage-backed and CMO securities held by the Company had final maturities of more than 10 years. However, unlike U.S. Treasury and U.S. Government agency securities, which have a lump sum payment at maturity, mortgage-backed and CMO securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Therefore, the average life, or the average amount of time until the Company receives the total amount invested, of the mortgage-backed or CMO security will be shorter than the contractual maturity. The Company estimates the remaining average life of the fixed-rate mortgage-backed and CMO security portfolio to be less than five years. These securities, when purchased at a premium, will generally suffer decreasing net yields as interest rates drop because homeowners tend to refinance their mortgages. Thus, the premium paid must be amortized over a shorter period. Therefore, securities when purchased at a discount will obtain higher net yields in a decreasing interest rate environment. As interest rates rise, the opposite will generally be true. During a period of increasing interest rates, fixed rate mortgage-backed and CMO securities do not tend to experience heavy prepayments of principal and consequently, the average lives of these securities will not be unduly shortened. Approximately $34.3 million of the Company's mortgage-backed and CMO securities earn interest at floating rates and reprice within one year, and accordingly are less susceptible to declines in value should interest rates increase.

Premises and Equipment

Premises and equipment totaled $13.6 million at December 31, 2001 and $13.5 million at December 31, 2000. The net change reflects an increase of $84,000 million or 0.6% in fixed assets. The increase is primarily due to the major remodeling of the Commerce location, the purchase of a bank facility for the Fort Stockton location, and the purchase of additional furniture and computer hardware for the Company offset by additional accumulated depreciation recorded for the year.

Other Assets

On July 1, 1998, the Company invested $3.1 million in single insurance premium policies. Such policies insured the lives of certain key senior officers. As of December 31, 2001, the net surrender values of these policies totaled $4.2 million. The Company also recorded a receivable of $3.0 million as of December 31, 2001 reflecting the pending settlement of its lawsuit against Guaranty Federal.

Deposits

The Company offers a variety of deposit accounts having a wide range of interest rates and terms. The Company's deposit accounts consist of demand, savings, money market and time accounts. The Company relies primarily on competitive pricing policies and customer service to attract and retain these deposits. The Company does not have or accept any brokered deposits.

Total deposits at December 31, 2001, increased to $383.3 million from $358.3 million at December 31, 2000, an increase of $25.0 million or 7.0%. Noninterest-bearing deposits increased from $55.3 million at December 31, 2000 to $63.7 million at December 31, 2001, an increase of $8.4 million or 15.2%. Certificates of deposit increased from $201.5 million at December 31 2000, to $213.5 million at December 31, 2001, an increase of $12.0 million or 6.0%. Other interest-bearing deposits increased from $101.5 million at December 31, 2000 to $106.0 million at December 31, 2001, an increase of $4.5 million or 4.4%. The increase in deposits is due to a generally increasing customer base across most of the Company's market areas. The Paris and Commerce locations reflected the largest increases in deposits, combining for a $12.6 million or 16.8% increase. Pittsburg, Sulphur Springs, and the main location in Mt. Pleasant combined for an $8.0 million or 3.6% increase, while the remaining locations showed more modest gains. Only one location showed a decline in deposits. Management feels that the majority of the locations will continue to gain market share as the Company becomes better known in their respective markets. In 2000, deposits rose to $358.3 million from $328.6 million, in 1999, an increase of $29.6 million or 9.0%. This increase is primarily attributable to an increase of $20.3 million in certificates of deposit and a $5.0 million increase in public funds. The Company's ratio of average noninterest-bearing demand deposits to average total deposits for years ended December 31, 2001, 2000, and 1999, were 15.0%, 15.8%, and 18.0%, respectively.

The daily average balances and weighted-average rates paid on deposits for each of the years ended December 31, 2001, 2000 and 1999 are presented below:

	Years Ended December 31,					
	2001		2000		1999	
	(Dollars in thousands)					
	Amount	Rate	Amount	Rate	Amount	Rate
Regular savings	$ 10,084	1.97%	$ 9,497	2.50%	$ 8,427	2.50%
NOW accounts	33,992	2.09	31,678	2.96	24,214	2.49
Money market checking	60,524	2.96	56,153	5.10	42,228	4.15
Time deposits less than $100,000	125,236	5.62	115,198	5.74	89,889	5.03
Time deposits $100,000 and over	88,603	5.75	78,277	5.98	62,065	5.16
Total interest-bearing deposits	$ 318,439	4.66%	$ 290,803	5.27%	$ 226,823	4.54%
Noninterest-bearing deposits	56,127	-	54,539	-	49,702	-
Total deposits	$ 374,566	3.96%	$ 345,342	4.44%	$ 276,525	3.72%

The following table sets forth the amount of the Company's certificates of deposit that are $100,000 or greater by time remaining until maturity:

	December 31, 2001 (Dollars in thousands)
3 months or less	$ 33,496
Over 3 months through 6 months	13,035
Over 6 months through 1 year	32,064
Over 1 year	9,994
Total	$ 88,589

Other Borrowings

Federal Home Loan Bank ("FHLB") advances may be utilized from time to time as either a short-term funding source or a longer-term funding source. FHLB advances can be particularly attractive as a longer-term funding source to balance interest rate sensitivity and reduce interest rate risk. The Company is eligible for two borrowing programs through the FHLB. The first, called "Short Term Fixed," requires delivery of eligible securities for collateral. Maturities under this program range from 1-35 days. The Company does not currently have any borrowings under this program. As of December 31, 2001, the Company does not have any of its investment securities in safekeeping at the FHLB.

The second borrowing program, the "Blanket Borrowing Program," is under a borrowing agreement which does not require the delivery of specific collateral. Borrowings are limited by the level of qualified, pledgable real estate loans held and FHLB stock owned. At December 31, 2001, the Company had approximately $33.1 million borrowed of a potential $133.1 million available under this program, leaving approximately $100.0 million in available borrowings.

On March 23, 2000, the Company, in a private placement, issued $7.0 million (7,000 shares with a liquidation amount of $1,000 per security) of 10.875% Fixed Rate Capital Trust Pass-through Securities ("TruPS") through a newly formed, wholly-owned subsidiary, Guaranty (TX) Capital Trust I (the "Trust"). The Trust invested the total proceeds from the sale of the TruPS in 10.875% Junior Subordinated Deferrable Interest Debentures (the "Debentures") issued by the Company. The net proceeds from the sale of the Debentures will be used to buy back shares of the Company's stock, provide a $1.5 million additional capital contribution to Guaranty Bank and provide for additional working capital to support growth.

With certain exceptions, the amount of the principal and any accrued and unpaid interest on the Debentures are subordinated in right of payment to the prior payment in full of all senior indebtedness of the Company. The terms of the Debentures are such that they qualify as Tier I capital under the Federal Reserve Board's regulatory capital guidelines applicable to bank holding companies. Interest on the Debentures is payable semi-annually on March 8 and September 8 of each year, commencing September 8, 2000. The interest is deferrable on a cumulative basis for up to five consecutive years following a suspension of dividend payments on all other capital stock. No principal payments are due until maturity on March 8, 2030.

On any March 8 or September 8 on or after March 8, 2010 and prior to maturity, the Debentures are redeemable for cash at the option of the Company, on at least 30 but not more than 60 days notice, in whole or in part, at the redemption prices set forth in the table below, plus accrued interest to the date of redemption.

If Redeemed During 12 Months Beginning March 8,	Percentage of Principal Amount	If Redeemed During 12 Months Beginning March 8,	Percentage of Principal Amount
2010	105.44%	2016	102.18%
2011	104.89%	2017	101.63%
2012	104.35%	2018	101.09%
2013	103.81%	2019	100.54%
2014	103.26%	2020 and after	100.00%
2015	102.72%		

Upon the occurrence of certain special events, the Company will have the right to call the securities at par at any time with the permission of the Federal Reserve.

Fair Values of Financial Instruments

The estimated fair value approximates carrying value for financial instruments except those described below:

Securities: Fair values for securities are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar instruments.

Loans: The fair value of fixed-rate loans and variable-rate loans which reprice on an infrequent basis is estimated by discounting future cash flows using the current interest rates at which similar loans with similar terms would be made to borrowers of similar credit quality.

Deposits: The fair value of deposit liabilities with defined maturities and long-term debt is estimated by discounting future cash flows using the interest rates currently offered for deposits or similar borrowings of similar remaining maturities.

Off-Balance-Sheet Instruments: The fair values of these items are not material and are therefore not included on the following schedule.

The estimated year-end fair values of financial instruments are detailed in the following table. The fair value of financial instruments is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(Dollars in thousands)			
Financial assets:				
Cash and cash equivalents	$ 15,410	$ 15,410	$ 10,212	$ 10,212
Federal funds sold	4,395	4,395	4,995	4,995
Securities available for sale	81,715	81,715	81,620	81,620
Loans, net	327,909	331,073	284,757	290,182
Accrued interest receivable	3,167	3,167	3,742	3,742
Cash surrender value of life insurance	5,178	5,178	4,946	4,946
Financial liabilities:				
Deposits	$ 383,279	$ 378,641	$ 358,265	$ 358,916
FHLB advances	33,092	32,692	12,403	12,403
Long-term debt	7,000	7,663	7,000	7,000
Accrued interest payable	1,383	1,383	1,752	1,752

While these estimates of fair value are based on management's judgment of appropriate factors, there is no assurance that, were the Company to have disposed of such items at December 31, 2001 and 2000, the estimated fair values would necessarily have been achieved at those dates, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2001 and 2000 should not necessarily be considered to apply at subsequent dates.

In addition, other assets, such as property and equipment, and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures. Also, nonfinancial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earning power of core deposit accounts, the trained work force, customer goodwill and similar items.

Capital Resources and Liquidity

Capital management consists of providing equity to support both current and future operations. The Company is subject to capital adequacy requirements imposed by the Federal Reserve and the Bank is subject to capital adequacy requirements imposed by the FDIC and the TDB. Both the Federal Reserve and the FDIC have adopted risk-based capital requirements for assessing bank holding company and bank capital adequacy. These standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profiles among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate relative risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The risk-based capital standards issued by the Federal Reserve require all bank holding companies to have "Tier 1 capital" of at least 4.0% and "total risk-based" capital (Tier 1 and Tier 2) of at least 8.0% of total risk-adjusted assets. "Tier 1 capital" generally includes common shareholders' equity and qualifying perpetual preferred stock together with related surpluses and retained earnings, less deductions for goodwill and various other intangibles. "Tier 2 capital" may consist of a limited amount of intermediate-term preferred stock, a limited amount of term subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock not qualifying as Tier 1 capital, and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital".

The Federal Reserve has also adopted guidelines which supplement the risk-based capital guidelines with a minimum ratio of Tier 1 capital to average total consolidated assets ("leverage ratio") of 3.0% for certain institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0% to 5.0%. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

Pursuant to FDICIA, each federal banking agency revised its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages. The Bank is subject to capital adequacy guidelines of the FDIC that are substantially similar to the Federal Reserve's guidelines. Also pursuant to FDICIA, the FDIC has promulgated regulations setting the levels at which an insured institution such as the Bank would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." The Bank is classified "well capitalized" for purposes of the FDIC's prompt corrective action regulations. **See "Supervision and Regulation – The Company" and " – The Bank".**

Shareholders' equity increased to $31.8 million at December 31, 2001, from $29.4 million at December 31, 2000, an increase of $2.4 million or 8.2%. This increase was primarily the result of net earnings of $3.3 million and the net change in unrealized gain on available-for-sale securities of $386,000, offset by the payment of common stock dividends of $841,000 and the purchase of treasury stock of $433,000. During 2000, shareholders' equity increased by $929,000 or 3.3%, from $28.5 million at December 31, 1999. The increase was primarily the result of net income of $2.5 million and the net change in unrealized gain on available-for-sale securities of $1.2 million, offset by the payment of common stock dividends of $769,000 and the purchase of treasury stock of $2.0 million.

The following table provides a comparison of the Company's and the Bank's leverage and risk-weighted capital ratios as of December 31, 2001 to the minimum and well-capitalized regulatory standards:

	Minimum Required	To Be Well Capitalized Under Prompt Corrective Action Provisions	Actual Ratio at December 31, 2001
The Company			
Leverage ratio	4.00% (1)	N/A	8.44%
Tier 1 risk-based capital ratio	4.00%	N/A	11.52%
Risk-based capital ratio	8.00%	N/A	12.58%
The Bank			
Leverage ratio	3.00% (2)	5.00%	8.25%
Tier 1 risk-based capital ratio	4.00%	6.00%	10.83%
Risk-based capital ratio	8.00%	10.00%	11.85%

(1) The Federal Reserve may require the Company to maintain a leverage ratio of up to 100 basis points above the required minimum.

(2) The FDIC may require the Bank to maintain a leverage ratio of up to 100 basis points above the required minimum.

Liquidity involves the Company's ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate the Company on an ongoing basis. The Company's liquidity needs are met primarily by financing activities, which consisted mainly of growth in core deposits, supplemented by investment securities and earnings through operating activities. Although access to purchased funds from correspondent banks is available and has been utilized on occasion to take advantage of investment opportunities, the Company does not generally rely on these external funding sources. The cash and federal funds sold position, supplemented by amortizing investments along with payments and maturities within the loan portfolio, have historically created an adequate liquidity position.

The Company's capital ratios are greater than the minimums required by regulatory guidelines. The Company intends to maintain an optimal capital and leverage mix. At December 31, 2001, the Company and the Bank had the requisite capital levels to qualify as well capitalized.

The Company's liquidity management objective is to meet maturing debt obligations, fund loan commitments and deposit withdrawals, and manage operations on a cost effective basis. Management believes that sufficient resources are available to meet the Company's liquidity objective through its debt maturity structure, holdings of liquid assets, and access to the capital markets through a variety of funding vehicles. Proper liquidity management is crucial to ensure that the Company is able to take advantage of new business opportunities as well as meet the demands of its customers.

The Bank's traditional funding sources consist primarily of core deposits, established federal funds lines with major banks, proceeds from matured investments, contracts to repurchase investment securities and principal and interest repayments on loans.

Management is not aware of any events that are reasonably likely to have a material negative effect on the Company's liquidity, capital resources or operations. In addition, management is not aware of any regulatory recommendations regarding liquidity, which if implemented, would have a material negative effect on the Company.

Industry Segments

The principal business of the Company is overseeing the business of the Bank. The Company has no significant assets other than its investment in the Bank, therefore, the banking operation is the Company's only reportable segment.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued two statements – SFAS 141, *Business Combinations*, and SFAS 142, *Goodwill and Other Intangible Assets*, which will potentially impact the Company's accounting for its reported goodwill and other intangible assets.

SFAS 141:

- Eliminates the pooling method for accounting for business combinations.
- Requires that intangible assets that meet certain criteria be reported separately from goodwill.
- Requires negative goodwill arising from a business combination to be recorded as an extraordinary gain.

SFAS 142:

- Eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life.
- Requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life.

In the year ended December 31, 2001, 2000, and 1999, the Company recorded goodwill amortization expense of $150,000, $175,000 and $150,000. In accordance with the new standards, recorded goodwill with the carrying amount of $2,338,000 at December 31, 2001 will no longer be subject to amortization beginning in fiscal year 2002. Management believes that at January 1, 2002, there is no impairment of recorded goodwill.

Also in July 2001, the Financial Accounting Standards Board issued SFAS 143, *Accounting for Asset Retirement Obligations.* SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate can be made, and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. SFAS 143, if applicable, will be adopted by the Company upon its required effective date, for its fiscal year ended December 31, 2002.

In August 2001, the Financial Accounting Standards Board issued SFAS 144, *Accounting for the Impairment or Disposition of Long-Lived Assets.* SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and by broadening the presentation of discounted operations to include primarily all disposal transactions. It further establishes criteria to determine when a long-lived asset is held for sale and establishes measurement criteria at the asset's or group of assets' lower of unamortized cost or fair value at the date the asset is reclassified as held and used. SFAS 144, if applicable, will be adopted by the Company upon its required effective date, for its fiscal year ended December 31, 2002.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk.***

The Company's Asset Liability and Funds Management Policy provides management with the necessary guidelines for effective funds management, and the Company has established a measurement system for monitoring its net interest rate sensitivity position. The Company manages its sensitivity position within established guidelines.

Interest rate risk is managed by the Asset Liability Committee ("ALCO"), which is composed of senior officers of the Company, in accordance with policies approved by the Company's Board of Directors. The ALCO formulates strategies based on appropriate levels in interest rate risk. In determining the appropriate level of interest rate risk, the ALCO considers the impact on earnings and capital based on the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies, and other factors. The ALCO meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activity, commitments to originate loans, and the maturities of investments and borrowings. Additionally, the ALCO reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management uses two methodologies to manage interest rate risk: (i) an analysis of relationships between interest-earning assets and interest-bearing liabilities; and (ii) an interest rate shock simulation model. The Company has traditionally managed its business to reduce its overall exposure to changes in interest rates, however, under current policies of the Company's Board of Directors, management has been given some latitude to increase the Company's interest rate sensitivity position within certain limits if, in management's judgment, it will enhance profitability. As a result, changes in market interest rates may have a greater impact on the Company's financial performance in the future than they have had historically.

To effectively measure and manage interest rate risk, the Company uses an interest rate shock simulation model to determine the impact on net interest income under various interest rate scenarios, balance sheet trends and strategies. From these simulations, interest rate risk is quantified and appropriate strategies are developed and implemented. In addition to the simulation model, the ALCO monitors an interest rate shock report that shocks rates plus and minus 200 basis points to ensure a satisfactory liquidity position for the Company. At December 31, 2001, the Company would experience a change in net earnings of $(968,000) in a minus 200 basis point shock and $123,000 in a plus 200 basis point shock. Additionally, duration and market value sensitivity measures are utilized when they provide added value to the overall interest rate risk management process. The overall interest rate risk position and strategies are reviewed by the Company's Board of Directors on an ongoing basis. The Company manages its exposure to interest rates by structuring its balance sheet in the ordinary course of business. The Company does not currently enter into instruments such as leveraged derivatives, structured notes, interest rate swaps, caps, floors, financial options, financial futures contracts or forward delivery contracts for the purpose of reducing interest rate risk.

An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. The management of interest rate risk is performed by analyzing the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time ("GAP") and by analyzing the effects of interest rate changes on net interest income over specific periods of time by projecting the performance of the mix of assets and liabilities in varied interest rate environments. Interest rate sensitivity reflects the potential effect on net interest income of a movement in interest rates. A company is considered to be asset sensitive, or having a positive GAP, when the amount of its interest-earning assets maturing or repricing within a given period exceeds the amount of its interest-bearing liabilities also maturing or repricing within that time period. Conversely, a company is considered to be liability sensitive, or having a negative GAP, when the amount of its interest-bearing liabilities maturing or repricing within a given period exceeds the amount of its interest-earning assets also maturing or repricing within that time period. During a period of rising interest rates, a negative GAP would tend to affect net interest income adversely, while a positive GAP would tend to result in an increase in net interest income. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest income adversely. However, it is management's intent to achieve a proper balance so that incorrect rate forecasts should not have a significant impact on earnings.

The following table sets forth an interest rate sensitivity analysis for the Company at December 31, 2001:

Volumes Subject to Repricing Within

	0-30 days	31-180 days	181-365 days	1-3 years	3-5 years	Greater than 5 years	Total
	(Dollars in thousands)						
Interest-earning assets:							
Securities	$ 150	$ 115	$ -	$ 5,362	$ 5,793	$ 70,295	$ 81,715
Loans	60,312	58,756	43,492	82,211	59,229	27,255	331,255
Federal funds sold	4,395	-	-	-	-	-	4,395
Total interest-earning assets	64,857	58,871	43,492	87,573	65,022	97,550	417,365
Interest-bearing liabilities:							
NOW, money market and savings deposits	106,033	-	-	-	-	-	106,033
Certificates of deposit and other time deposits	22,672	84,314	81,121	20,548	4,718	147	213,520
Borrowed funds	27	134	10,160	641	20,641	8,489	40,092
Total interest-bearing liabilities	128,732	84,448	91,281	21,189	25,359	8,636	359,645
Period GAP	$ (63,875)	$ (25,577)	$ (47,789)	$ 66,384	$ 39,663	$ 88,914	$ 57,720
Cumulative GAP	$ (63,875)	$ (89,452)	$ (137,241)	$ (70,857)	$ (31,194)	$ 57,720	
Period GAP to total assets	(13.87)%	(5.55)%	(10.38)%	14.42%	8.61%	19.31%	
Cumulative GAP to total assets	(13.87)%	(19.42)%	(29.80)%	(15.39)%	(6.77)%	12.53%	
Cumulative interest-earning assets to cumulative interest-bearing liabilities	50.38%	58.04%	54.92%	78.24%	91.11%	116.05%	

The Company's one-year cumulative GAP position at December 31, 2001, was negative $137.2 million or 31.75% of assets. This is a one-day position that is continually changing and is not indicative of the Company's position at any other time. While the GAP position is a useful tool in measuring interest rate risk and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates solely on that measure, without accounting for alterations in the maturity or repricing characteristics of the balance sheet that occur during changes in market interest rates. For example, the GAP position reflects only the prepayment assumptions pertaining to the current rate environment. Assets tend to prepay more rapidly during periods of declining interest rates than during periods of rising interest rates. Because of this and other risk factors not contemplated by the GAP position, an institution could have a matched GAP position in the current rate environment and still have its net interest income exposed to increased rate risk. To better qualify and account for the variables not incorporated into GAP analysis, the Company utilizes an interest rate simulation model as discussed previously. The Company maintains a Rate Committee and the ALCO that reviews the Company's interest rate risk position on a weekly or monthly basis, respectively.

Item 8. ***Financial Statements and Supplementary Data***

The financial statements, the reports thereon, the notes thereto and supplementary data commence at page F-1 of this Annual Report on Form 10-K.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Information on the change in accountant of the Company reported in a Current Report on Form 8-K/A filed February 25, 2001, is incorporated herein by reference.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

The information under the captions "Election of Directors," "Continuing Directors and Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement relating to its 2002 Annual Meeting of Shareholders (the "2002 Proxy Statement"), which will be filed within 120 days after December 31, 2001, is incorporated herein by reference in response to this item.

Item 11. *Executive Compensation*

The information under the caption "Executive Compensation and Other Matters" in the 2002 Proxy Statement, which will be filed within 120 days after December 31, 2001, is incorporated herein by reference in response to this item.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

The information under the caption "Beneficial Ownership of Common Stock by Management of the Company and Principal Shareholders" in the 2002 Proxy Statement, which will be filed within 120 days after December 31, 2001, is incorporated herein by reference in response to this item.

Item 13. *Certain Relationships and Related Transactions*

The information under the caption "Interests of Management and Others in Certain Transactions" in the 2002 Proxy Statement, which will be filed within 120 days after December 31, 2001, is incorporated herein by reference in response to this item.

PART IV

Item 14. *Exhibits, Financial Statement Schedules, and Reports on Form 8-K*

Consolidated Financial Statements and Schedules

Reference is made to the Financial Statements, the reports thereon, the notes thereto and supplementary data commencing at page F-1 of this Annual Report on Form 10-K. Set forth below is a list of such Financial Statements:

Independent Auditors' Report
Consolidated Balance Sheets as of December 31, 2001 and 2000
Consolidated Statements of Earnings for the Years Ended December 31, 2001, 2000 and 1999
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2001, 2000 and 1999
Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999
Notes to Consolidated Financial Statements

Financial Statement Schedules

All supplemental schedules are omitted as inapplicable or because the required information is included in the Consolidated Financial Statements or notes thereto.

Exhibits

Each exhibit marked with an asterisk is filed with this Annual Report on Form 10-K.

Exhibit Number	Description
2.1	Agreement and Plan of Reorganization dated as of April 23, 1999 between First American Financial Corporation and Guaranty Bancshares, Inc. (incorporated herein by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-4 (Registration No. 333-81881)).
2.2	First Amendment to the Agreement and Plan of Reorganization between First American Financial Corporation and Guaranty Bancshares, Inc. (incorporated herein by reference to Exhibit 2.2 to the Company's Registration Statement on Form S-4 (Registration No. 333-81881)).
2.3	Second Amendment to the Agreement and Plan of Reorganization between First American Financial Corporation and Guaranty Bancshares, Inc. (incorporated herein by reference to Exhibit 2.3 to the Company's Registration Statement on Form S-4 (Registration No. 333-81881)).
3.1	Amended Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-48959) (the "Registration Statement")).
3.2	Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Registration Statement).
4	Specimen form of certificate evidencing the Common Stock (incorporated herein by reference to Exhibit 4 to the Registration Statement).
10	Amended and Restated Declaration of Trust – Guaranty (TX) Trust I – Dated as of March 23, 2000 (incorporated herein by reference to Exhibit 10 to the Company's quarterly report Form 10-Q for the quarter ended March 31, 2000 filed on May 15, 2000).
10.1	Guaranty Bancshares, Inc. 1998 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement).
10.2*	Amended and Restated Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions dated December 18, 2001.
21	Subsidiaries of Guaranty Bancshares, Inc. (incorporated herein by reference to Exhibit 21 to the Registration Statement).
23.1*	Consent of Arnold, Walker, Arnold & Co., P.C.
23.2*	Consent of Fisk & Robinson, P. C.
23.3*	Consent of McGladrey & Pullen, LLP
27*	Financial Data Schedule

* Filed herewith

Reports on Form 8-K

The Company filed Form 8-K on October 19, 2001 notifying the Commission of the merger of Registrant's certifying accountant Fisk & Robinson with McGladrey & Pullen, LLP The Company then appointed McGladrey & Pullen, LLP as their new auditors.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, Guaranty Bancshares, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mount Pleasant and the State of Texas on March 8, 2002.

GUARANTY BANCSHARES, INC.

By: /s/ ARTHUR B. SCHARLACH, JR.
Arthur B. Scharlach, Jr.
President

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report or amendment thereto has been signed by the following persons in the indicated capacities on March 8, 2002.

Signature	Positions
/s/ BILL G. JONES Bill G. Jones	Chairman of the Board and Chief Executive Officer (principal executive officer)
/s/ CLIFTON A. PAYNE Clifton A. Payne	Senior Vice President, Controller and Director (principal financial officer and principal accounting officer)
/s/ ARTHUR B. SCHARLACH, JR. Arthur B. Scharlach, Jr.	President and Director
/s/ JOHN A. CONROY John A. Conroy	Director
/s/ JONICE CRANE Jonice Crane	Director
/s/ C. A. HINTON, SR. C. A. Hinton, Sr.	Director
/s/ WELDON MILLER Weldon Miller	Director
/s/ D. R. ZACHRY, JR. D. R. Zachry, Jr.	Director

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GUARANTY BANCSHARES, INC.

Consolidated Financial Statements
December 31, 2001

Table of Contents

Independent Auditor's Report

The Board of Directors and Shareholders
Guaranty Bancshares, Inc.

We have audited the accompanying consolidated statements of earnings, shareholders' equity and cash flows of Guaranty Bancshares, Inc. and Subsidiaries (the Company) for the year ended December 31, 1999 as listed in the index appearing under Item 14 of the Form 10-K Annual Report. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Guaranty Bancshares, Inc. and Subsidiaries for the year ended December 31, 1999, in conformity with generally accepted accounting principles. We have not audited the consolidated financial statements for any period subsequent to December 31, 1999.

/s/ ARNOLD, WALKER, ARNOLD & CO., P .C.

ARNOLD, WALKER, ARNOLD & CO., P .C.
Mt. Pleasant, Texas
January 26, 2000

Independent Auditor's Report

The Board of Directors and Stockholders
Guaranty Bancshares, Inc.

We have audited the accompanying consolidated balance sheet of Guaranty Bancshares, Inc. (the Company) as of December 31, 2000 and the related consolidated statement of earnings, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The 1999 and 1998 consolidated financial statements of Guaranty Bancshares, Inc. were audited by other auditors whose report dated January 26, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Guaranty Bancshares, Inc. as of December 31, 2000, and the results of their operations and their consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ FISK & ROBINSON, P .C.

Dallas, Texas
February 9,2001

Independent Auditor's Report

The Board of Directors and Stockholders
Guaranty Bancshares, Inc.

We have audited the accompanying consolidated balance sheet of Guaranty Bancshares, Inc. (the Company) as of December 31, 2001 and the related consolidated statement of earnings, shareholders' equity and cash flows for the year then ended, as listed in the Index appearing under Item 14 of the Form 10-K Annual Report. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements for the year ended December 31, 2000 were audited by Fisk & Robinson, P .C. whose partners and employees merged with McGladrey & Pullen, LLP on October 1, 2001 and whose report dated February 8, 2001, expressed an unqualified report on those statements. The 1999 consolidated financial statements of Guaranty Bancshares, Inc. were audited by other auditors whose report dated January 26, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Guaranty Bancshares, Inc. as of December 31, 2001, and the results of its operations and its consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

/s/ MCGLADREY & PULLEN, LLP

Dallas, Texas
January 18, 2002

GUARANTY BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000
(Dollars in thousands)

	2001	2000
Assets		
Cash and due from banks	$ 15,410	$ 10,109
Interest bearing deposits in other banks	-	103
Total cash and cash equivalents	15,410	10,212
Federal funds sold	4,395	4,995
Securities available-for-sale	81,715	81,620
Loans, net of allowance for loan losses of $3,346 and $2,578	327,909	284,757
Premises and equipment, net	13,616	13,532
Other real estate	562	274
Accrued interest receivable	3,167	3,742
Other assets	13,735	11,899
	$ 460,509	$ 411,031
Liabilities and Shareholders' Equity		
Liabilities		
Deposits		
Noninterest-bearing	$ 63,726	$ 55,274
Interest-bearing deposits	319,553	302,991
Total deposits	383,279	358,265
Federal Home Loan Bank advances	33,092	12,403
Long-term debt	7,000	7,000
Accrued interest and other liabilities	5,311	3,938
Total liabilities	$ 428,682	$ 381,606
Shareholders' equity		
Preferred stock, $5.00 par value, 15,000,000 shares authorized, no shares issued	-	-
Common stock, $1.00 par value, 50,000,000 shares authorized, 3,250,016 shares issued	3,250	3,250
Additional paid-in capital	12,659	12,659
Retained earnings	17,723	15,274
Treasury stock, 245,588 and 205,983 shares at cost	(2,653)	(2,220)
Accumulated other comprehensive income	848	462
Total shareholders' equity	31,827	29,425
	$ 460,509	$ 411,031

See accompanying notes to consolidated financial statements.

GUARANTY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
Years Ended December 31, 2001, 2000 and 1999
(Dollars in thousands, except per share amounts)

	2001	2000	1999
Interest income			
Loans, including fees	$ 24,591	$ 23,218	$ 17,481
Securities			
Taxable	4,280	5,218	3,500
Nontaxable	413	371	126
Federal funds sold and interest-bearing deposits	577	210	461
Total interest income	29,861	29,017	21,568
Interest expense			
Deposits	14,836	15,330	10,292
FHLB advances and federal funds purchased	755	812	214
Long-term debt	772	600	-
Total interest expense	16,363	16,742	10,506
Net interest income	13,498	12,275	11,062
Provision for loan losses	1,385	595	310
Net interest income after provision for loan losses	12,113	11,680	10,752
Noninterest income			
Service charges	2,678	2,396	1,901
Net realized (loss) gain on securities transactions	416	(34)	11
Other operating income	3,107	1,361	1,462
Total noninterest income	6,201	3,723	3,374
Noninterest expense			
Employee compensation and benefits	7,592	6,791	5,666
Occupancy expenses	1,901	1,758	1,405
Other operating expenses	4,026	3,591	3,188
Total noninterest expense	13,519	12,140	10,259
Earnings before income taxes	4,795	3,263	3,867
Provision for income taxes			
Current	1,191	423	977
Deferred (benefit)	314	332	(232)
Total provision for income taxes	1,505	755	745
Net Earnings	$ 3,290	$ 2,508	$ 3,122
Basic earnings per common share	$ 1.09	$ 0.80	$ 1.03
Diluted earnings per common share	$ 1.09	$ 0.80	$ 1.03

See accompanying notes to consolidated financial statements.

GUARANTY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2001, 2000, and 1999
(Dollars in thousands, except per share amounts)

	Preferred Stock	Common Stock	Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders' Equity
Balance at January 1, 1999	$ -	$ 2,898	$ 9,494	$ 11,181	$ 223	$ -	$ 23,796
Comprehensive Income:							
Net earnings	-	-	-	3,122	-	-	3,122
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effects	-	-	-	-	(997)	-	(997)
Total comprehensive income	-	-	-	-			2,125
Purchase of treasury stock	-	-	-	-	-	(174)	(174)
Stock issued for acquisition	-	352	3,165	-	-	-	3,517
Dividends:							
Common - $0.25 per share	-	-	-	(768)	-	-	(768)
Balance at December 31, 1999	-	3,250	12,659	13,535	(774)	(174)	28,496
Comprehensive Income:							
Net earnings	-	-	-	2,508	-	-	2,508
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effects	-	-	-	-	1,236	-	1,236
Total comprehensive income	-	-	-	-	-	-	3,744
Purchase of treasury stock	-	-	-	-	-	(2,046)	(2,046)
Dividends:							
Common - $0.25 per share	-	-	-	(769)	-	-	(769)
Balance at December 31, 2000	-	3,250	12,659	15,274	462	(2,220)	29,425
Comprehensive Income:							
Net earnings	-	-	-	3,290	-	-	3,290
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effects	-	-	-	-	386	-	386
Total comprehensive income	-	-	-	-	-	-	3,676
Purchase of treasury stock	-	-	-	-	-	(433)	(433)
Dividends:							
Common - $0.28 per share	-	-	-	(841)	-	-	(841)
Balance at December 31, 2001	$ -	$ 3,250	$ 12,659	$ 17,723	$ 848	$ (2,653)	$ 31,827

See accompanying notes to consolidated financial statements.

GUARANTY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001, 2000 and 1999
(Dollars in thousands)

	2001	2000	1999
Cash flows from operating activities			
Net earnings	$ 3,290	$ 2,508	$ 3,122
Adjustments to reconcile net earnings to net cash from operating activities:			
Depreciation and amortization	1,134	854	672
Net securities (accretion) amortization	(67)	(42)	196
Net realized (gain) loss on securities transactions	(416)	34	(11)
Provision for loan losses	1,385	595	310
Write-down of other real estate and repossessed assets	-	-	13
Gain on sale of premises, equipment and other real estate	(212)	(59)	(90)
Loss on impairment of investment in Aircraft Finance Trust	1,500	-	-
Net change in accrued interest receivable and other assets	(2,480)	(3,768)	843
Net change in accrued interest and other liabilities	1,174	695	(390)
Net cash provided by operating activities	5,308	817	4,665
Cash flows from investing activities			
Securities available for sale:			
Purchases	(49,321)	(16,416)	(34,914)
Proceeds from sales and principal repayments	50,294	16,491	17,197
Securities held to maturity:			
Proceeds from principal repayments	-	-	1,343
Purchases of premises and equipment	(1,183)	(2,745)	(4,219)
Proceeds from sale of premises, equipment and other real estate	1,541	152	538
Net increase in loans	(46,470)	(32,901)	(31,639)
Cash paid for acquisitions	-	-	(3,380)
Cash and cash equivalents from acquisitions.	-	-	1,983
Net decrease (increase) in federal funds sold	600	(3,855)	15,985
Net cash used in investing activities	(44,539)	(39,274)	(37,106)
Cash flows from financing activities			
Net change in deposits	25,014	29,628	28,095
Proceeds from borrowings	30,000	2,000	7,000
Repayment of borrowings	(9,311)	(296)	(281)
Proceeds from long-term debt borrowing	-	7,000	-
Purchase of treasury stock	(433)	(2,046)	(174)
Cash dividends paid	(841)	(769)	(768)
Net cash provided by financing activities	44,429	35,517	33,872
Net change in cash and cash equivalents	5,198	(2,940)	1,431
Cash and cash equivalents at beginning of year	10,212	13,152	11,721
Cash and cash equivalents at end of year	$ 15,410	$ 10,212	$ 13,152

See accompanying notes to consolidated financial statements.

GUARANTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999
(Dollars in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of the consolidated financial statements. The policies conform to generally accepted accounting principles in the United States of America and to general practices within the banking industry.

Principles of Consolidation

The consolidated financial statements include the accounts of Guaranty Bancshares, Inc and its wholly-owned subsidiaries Guaranty (TX) Capital Trust I and Guaranty Financial Corp., Inc. which wholly owns Guaranty Bank (Bank) and one non-bank subsidiary, Guaranty Company. Guaranty Bank has two wholly-owned non-bank subsidiaries, Guaranty Leasing Company, and GB Com, Inc. All entities combined are collectively referred to as the "Company." All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Company operates ten locations in Northeast Texas and one location in Fort Stockton, Texas. The Company's main sources of income are derived from granting loans primarily in Northeast Texas and investing in securities issued by the U.S. Treasury, U.S. government agencies and state and political subdivisions. A variety of financial products and services are provided to individual and corporate customers. The primary deposit products are checking accounts, money market accounts, and certificates of deposit. The primary lending products are real estate, commercial, and consumer loans. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' abilities to honor contracts is dependent on the economy of the area.

Use of Estimates

To prepare financial statements in conformity with generally accepted accounting principles in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual future results could differ. The allowance for loan losses, fair values of financial instruments, the status of contingencies, and the value of the Company's recorded investment in the Aircraft Finance Trust ("AFT") are particularly subject to change.

Cash Equivalents and Supplemental Cash Flow Information

Cash and cash equivalents include cash, due from banks and interest-bearing deposits with other banks under 90 days. Net cash flows are reported for loan and deposit transactions, and short-term borrowings with maturities of 90 days or less.

In 2001, 2000 and 1999, cash paid for interest totaled $15,974, $15,929, and $10,365 and cash paid for income taxes totaled $104, $250, and $931. Significant noncash transactions included transfers from loans to other real estate and repossessed assets of $2,157, $903, and $328 in 2001, 2000 and 1999.

Securities

Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Management determines the appropriate classification of securities at the time of purchase. Other securities including stock in the Independent Bankers Financial Corporation, the Federal Reserve Bank and the Federal Home Loan Bank are carried at cost.

Interest income includes amortization of purchase premiums and discounts. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans

Loans are reported at the principal amount outstanding, net of charge-offs, unearned discounts, purchase discounts and an allowance for loan losses. Unearned discounts on installment loans are recognized using a method that approximates a level yield over the term of the loans. Interest on other loans is reported on the level-yield interest method and includes amortization of net deferred loan fees and costs over the loan term.

Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due 90 days or more. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses

The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors, including the performance of the bank's loan portfolio, the economy, changes in real estate values and interest rates and the view of the regulatory authorities toward loan classifications.

Management estimates the allowance balance required, in part, by review of the loan portfolio to evaluate potential problem loans. Potential problem loans are classified and separately monitored by management. Loans classified as "special mention" are those that contain a weakness that, if left unattended, could develop into a problem affecting the ultimate collectibility of the loan. Loans classified as "substandard" are those loans with clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition, which may jeopardize recoverability of the loan. Loans classified as "doubtful" are those loans that have characteristics similar to substandard loans, but also have an increased risk that a loss may occur or at least a portion of the loan may require a charge-off if liquidated at present. Although loans classified as substandard do not duplicate loans classified as doubtful, both substandard and doubtful loans may include some loans that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans classified as "loss" are those loans that are in the process of being charged off.

Loan impairment is reported when full payment under the loan terms is not expected. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when analysis of a borrower's operating results and financial condition indicates the borrower's underlying cash flows are not adequate to meet debt service requirements and it is probable that not all principal and interest amounts will be collected according to the original terms of the loan. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage and consumer loans and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

In addition to allocations made for specific classified loans, general reserve allocations are made after consideration of such factors as past loan loss experience, general prevailing economic conditions, the nature, composition and volume of the loan portfolio, and other qualitative factors based on management's judgment.

While portions of allowance may be allocated for specific credits, the entire allowance is available for any credit that, in management's judgment, should be charged-off.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment in Leveraged Leases

Leveraged lease investments are reported in accordance with Statement of Financial Accounting Standards (SFAS) No. 13, "Accounting for Leases." Under SFAS 13, investments in leveraged leases are recorded net of nonrecourse debt. The investments in leveraged leases less deferred taxes arising from differences between pretax accounting income and taxable income represents the lessor's net investment in leveraged leases for purposes of computing periodic net income from the leases. Net investment in leveraged leases is adjusted annually by the difference in net cash flow and the amount of income recognized. If at any time during the lease term the projected net cash receipts over the term of the lease are less than the initial investment, a loss is recognized for the deficiency. Estimated residual values and other important assumptions affecting total net income from the leases are reviewed annually. The net investment balance is adjusted considering all values and assumptions.

During the initial years of the leases, the Company receives benefits for income tax purposes of deductions for depreciation on the equipment and interest on the debt that in the aggregate exceed the rental income from the related equipment. During the later years, rental income will exceed related deductions. Provision has been made for deferred income taxes that arise from these differences. The Company deducts, for tax purposes, rent payments paid to lessors under a master lease. For leases originated during 1995 and earlier years, a prior sale of user lease receivables created a difference between tax and book basis that will not reverse.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets. Maintenance, repairs and minor improvements are charged to noninterest expense as incurred.

Other Real Estate

Assets acquired through, or in lieu of, foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Goodwill

Net assets acquired in purchase transactions are recorded at their fair value at the date of acquisition. Goodwill, the excess of the purchase price over the fair value of net assets acquired, is amortized on a straight-line basis, generally over a 15-year period.

Long-term Assets

Premises and equipment, goodwill and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the expected amount to be realized.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation

Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of compensation cost of stock-based awards have been determined using the fair value method which considers the time value of the option considering the volatility of the Company's stock and the risk-free interest rate over the expected life of the option using a Black-Scholes valuation model.

Fair Values of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments do not include the value of anticipated future business or the value of assets and liabilities not considered financial instruments.

Restrictions on Cash

The Company was required to have $705 and $368 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at December 31, 2001 and 2000, respectively. Deposits with the Federal Reserve Bank do not earn interest.

Earnings Per Common Share

Basic earnings per share ("EPS") is based on net earnings divided by the weighted-average number of shares outstanding during the period. Diluted EPS includes the dilutive effect of stock options granted using the treasury stock method.

Earnings per common share is computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding for the year. The earnings available to common shareholders and the weighted-average number of common shares outstanding for basic and diluted earnings per share computations were as follows:

(Dollars in thousands, except share amounts)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2001	2000	1999
Net earnings	$ 3,290	$ 2,508	$ 3,122
Dividends on preferred stock	-	-	-
Net earnings available to common shareholders used in basic and diluted EPS	$ 3,290	$ 2,508	$ 3,122
Weighted-average shares outstanding – Basic	3,016,406	3,125,656	3,045,000
Effect of stock options	10,915	6,864	-
Weighted-average shares outstanding – Diluted	3,027,321	3,132,520	3,045,000

Comprehensive Income

Comprehensive income is reported for all periods. Comprehensive income includes both net income and other comprehensive income. Other comprehensive income components and related taxes were as follows.

	2001	2000	1999
Unrealized gain (loss) on available-for-sale securities arising during the period	$ 1,001	$ 1,839	$ (1,500)
Reclassification adjustment for amounts realized on securities sales included in net earnings	(416)	34	(11)
Net unrealized gain (loss)	585	1,873	(1,511)
Tax effect	(199)	(637)	514
Total other comprehensive income	$ 386	$ 1,236	$ (997)

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued two statements – SFAS 141, *Business Combinations*, and SFAS 142, *Goodwill and Other Intangible Assets*, which will potentially impact the Company's accounting for its reported goodwill and other intangible assets.

SFAS 141:

Eliminates the pooling method for accounting for business combinations.
Requires that intangible assets that meet certain criteria be reported separately from goodwill.
Requires negative goodwill arising from a business combination to be recorded as an extraordinary gain.

NOTE 1 – SUMMARYOF SIGNIFICANT ACCOUNTING POLICIES (Continued)

SFAS 142:

- Eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life.
- Requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life.

In the year ended December 31, 2001, 2000, and 1999, the Company recorded goodwill amortization expense of $150, $175, and $150. In accordance with the new standards, recorded goodwill with the carrying amount of $2,338,000 at December 31, 2001 will no longer be subject to amortization beginning in fiscal year 2002. Although impairment testing has not been completed, management believes that at January 1, 2002, there is no impairment of recorded goodwill.

Also in July 2001, the Financial Accounting Standards Board issued SFAS 143, *Accounting for Asset Retirement Obligations.* SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate can be made, and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. SFAS 143, if applicable, will be adopted by the Company upon its required effective date, for its fiscal year ended December 31, 2002.

In August 2001, the Financial Accounting Standards Board issued SFAS 144, *Accounting for the Impairment or Disposition of Long-Lived Assets.* SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and by broadening the presentation of discounted operations to include primarily all disposal transactions. It further establishes criteria to determine when a long-lived asset is held for sale and establishes measurement criteria at the asset's or group of assets' lower of unamortized cost or fair value at the date the asset is reclassified as held and used. SFAS 144, if applicable, will be adopted by the Company upon its required effective date, for its fiscal year ended December 31, 2002.

Reclassifications

Some items in prior financial statements have been reclassified to conform with the current presentation.

NOTE 2 - BUSINESS COMBINATIONS

Information relating to business combinations accounted for as a purchase for the three-year period ended December 31, 2001 is summarized below. Under the purchase method of accounting, the results of operations of the acquired institution is included in the Company's results of operations since the date of its acquisition.

(Dollars in millions, except share amounts)	Merger Date	Cash Paid	Common shares issued		Goodwill Created	Assets Acquired
			Shares	Dollars		
First American Financial Corporation Sulphur Springs, Texas	September 1, 1999	$3.4	351,736	$3.4	$3.1	$63.7

NOTE 2 - BUSINESS COMBINATIONS (Continued)

The following unaudited information presents pro forma results of operations of the Company for the year ended December 31, 1999 assuming the acquisition had taken place on January 1, 1999.

(Dollars in thousands, except per share data)	1999
Net interest income	$ 11,971
Net income	$ 3,482
Earnings per share, basic	$ 1.06
Earnings per share, diluted	$ 1.06

NOTE 3 - SECURITIES

Securities available for sale consist of:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2001:				
U. S. government agency securities	$ 4,208	$ 286	$ -	$ 4,494
Mortgage-backed securities	67,520	868	46	68,342
Equity securities	2,112	-	-	2,112
Obligations of state and political subdivisions	6,590	177	-	6,767
	$ 80,430	$ 1,331	$ 46	$ 81,715
December 31, 2000:				
U. S. government agency securities	$ 25,900	$ 370	$ 86	$ 26,184
Mortgage-backed securities	44,455	283	94	44,644
Equity securities	1,705	-	-	1,705
Obligations of state and political subdivisions	8,860	251	24	9,087
	$ 80,920	$ 904	$ 204	$ 81,620

Mortgage-backed securities are backed by pools of mortgages that are insured or guaranteed by the Federal Home Loan Mortgage Corporation (FHLMC), the Federal National Mortgage Association (FNMA) and the Government National Mortgage Corporation (GNMA). Equity securities include stock holdings in Independent Bankers Financial Corporation, Federal Home Loan Bank, and Independent Bankers Capital Fund, L.P.

(Dollars in thousands)

NOTE 3 – SECURITIES (Continued)

The amortized cost and estimated fair value of securities at year-end 2001, by contractual maturity, are shown below. Equity securities are shown separately since they are not due at a single maturity date. Expected maturities may differ from contractual maturities because borrowers and/or issuers may have the right to call or prepay their obligation with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due within one year	$ 130	$ 130
Due after one year through five years	10,575	10,869
Due after five years through ten years	10,917	11,255
Due after ten years	56,696	57,349
Equity securities	2,112	2,112
	$ 80,430	$ 81,715

(Dollars in thousands)

NOTE 3 – SECURITIES (Continued)

Sales of securities available for sale were as follows:

	2001	2000	1999
Proceeds from the sale of securities	$ 50,294	$ 5,314	$ 8,694
Gross gains	441	1	11
Gross losses	25	35	-

At year-end 2001, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of shareholders' equity.

Securities with a market value of approximately $50,141 and $49,270 at December 31, 2001, and 2000, were pledged to secure public deposits and for other purposes as required or permitted by law.

NOTE 4 – LOANS AND ALLOWANCE FOR LOAN LOSSES

Year-end loans were as follows:

	2001	2000
Commercial	$ 66,642	$ 66,616
Agriculture	8,589	8,318
Real estate		
Construction	9,492	7,316
1-4 family residential	126,114	102,614
Farmland	9,794	7,716
Non-residential and non-farmland	68,165	61,224
Other	9,333	4,946
Consumer	33,204	28,749
Total gross loans	331,333	287,499
Less:		
Unearned discounts	78	164
Allowance for loan losses	3,346	2,578
Total net loans	$327,909	$284,757

Loans to executive officers, directors, principal shareholders and their affiliates were as follows:

Beginning balance	$ 12,499	$ 10,713
New loans	14,806	11,390
Repayments	(12,631)	(9,604)
Ending balance	$ 14,674	$ 12,499

(Dollars in thousands)

NOTE 4 – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Changes in the allowance for loan losses were as follows:

	2001	2000	1999
Beginning balance	$ 2,578	$ 2,491	$ 1,512
Provision	1,385	595	310
Balance acquired with First American	-	-	846
Charge-offs	(836)	(678)	(333)
Recoveries	219	170	156
Ending balance	$ 3,346	$ 2,578	$ 2,491

Impaired loans were as follows:

	2001	2000
Year-end loans with allowance allocated	$ 3,737	$ 1,214
Year-end loans with no allowance allocated	-	-
Impaired Loans	3,737	1,214
Amount of the allowance allocated	$ 508	$ 332

No interest income was recognized on these impaired loans during 2001 and 2000. There were no commitments to lend additional funds to borrowers whose loans were classified as impaired.

The following table presents information regarding nonperforming assets at the dates indicated:

	December 31, 2001	December 31, 2000
Nonaccrual loans	$ 3,737	$ 1,214
Accruing loans past due 90 days or more	1,912	3,488
Other real estate	562	274
Total nonperforming assets	$ 6,211	$ 4,976
Nonperforming assets to total loans and other real estate	1.87%	1.73%

If interest on nonaccrual loans had been accrued, such income would have been approximately $251 and $113 for 2001 and 2000, respectively.

(Dollars in thousands)

NOTE 5 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2001	2000
Land	$ 2,369	$ 2,369
Building and improvements	12,482	11,973
Furniture, fixtures and equipment	4,255	3,752
Automobiles	175	228
	19,281	18,322
Less accumulated depreciation	5,665	4,790
	$13,616	$ 13,532

NOTE 6 - INTEREST-BEARING DEPOSITS

Year-end interest-bearing deposits were as follows:

	2001	2000
NOW accounts	$ 33,816	$ 33,314
Savings and money market accounts	72,217	68,195
Certificates of deposit less than $100,000	124,931	118,780
Certificates of deposit of $100,000 or more	88,589	82,702
	$ 319,553	$ 302,991

Year-end scheduled maturities of certificates of deposit were as follows:

	2001	2000
Three months or less	$ 67,926	$ 46,066
Three months through one year	120,355	131,813
One year through three years	20,521	21,455
Over three years	4,718	2,148
	$ 213,520	$ 201,482

Deposits of executive officers, directors and significant shareholders totaled $11,034 and $9,641 at December 31, 2001 and 2000, respectively.

(Dollars in thousands)

NOTE 7 – FEDERAL HOME LOAN BANK ADVANCES

Federal Home Loan Bank (FHLB) advances were as follows:

	Current Weighted Average Rate	2001	2000
Fixed-rate advances, with monthly interest payments, principal due in:			
2001	6.85%	$ -	$ 9,000
2002	3.95%	10,000	-
2003	4.68%	-	-
2004	4.68%	-	-
2005	4.68%	-	-
2006	4.68%	20,000	-
		$ 30,000	$ 9,000
Fixed-rate advances, with monthly principal and interest payments, principal due in:			
2001	5.23%	$ -	$ 311
2002	5.23%	328	328
2003	5.23%	346	346
2004	5.23%	365	365
2005	5.23%	742	742
2006	5.19%	292	292
Thereafter	5.19%	1,019	1,019
		3,092	3,403
		$ 33,092	$12,403

The maximum month-end balance of FHLB advances outstanding was $33,145 and $19,504 in 2001 and 2000, respectively. Average balances of borrowings outstanding during 2001 and 2000 were $12,392 and $12,147. As a member of the FHLB system, the Bank has the ability to obtain borrowings up to a maximum total of $133,057 subject to the level of qualified, pledgable real estate loans and FHLB stock owned. The advances are collateralized by a blanket pledge of the Bank's mortgage loan portfolio and FHLB stock. The weighted average interest rates on these borrowings were 4.88% and 6.45% for the years ended December 31, 2001 and December 31, 2000, respectively.

(Dollars in thousands)

NOTE 8 – LONG TERM DEBT

On March 23, 2000, the Company, in a private placement, issued $7,000 (seven thousand shares with a liquidation amount of one thousand dollars per security) of 10.875% Fixed Rate Capital Trust Pass-through Securities ("TruPS") through a newly formed, wholly-owned subsidiary, Guaranty (TX) Capital Trust I (the "Trust"). The Trust invested the total proceeds from the sale of the TruPS in 10.875% Junior Subordinated Deferrable Interest Debentures (the "Debentures") issued by the Company. The net proceeds from the sale of the Debentures were used to buy back shares of the Company's stock, provide a $1.5 million additional capital contribution to Guaranty Bank and provide for additional working capital to support growth.

With certain exceptions, the amount of the principal and any accrued and unpaid interest on the Debentures are subordinated in right of payment to the prior payment in full of all senior indebtedness of the Company. The terms of the Debentures are such that they qualify as Tier I capital under the Federal Reserve Board's regulatory capital guidelines applicable to bank holding companies. Interest on the Debentures is payable semi-annually on March 8 and September 8 of each year, commencing September 8, 2000. The interest is deferrable on a cumulative basis for up to five consecutive years following a suspension of dividend payments on all other capital stock. No principal payments are due until maturity on March 8, 2030.

On any March 8 or September 8 on or after March 8, 2010 and prior to maturity, the Debentures are redeemable for cash at the option of the Company, on at least 30 but not more than 60 days notice, in whole or in part, at the redemption prices set forth in the table below, plus accrued interest to the date of redemption.

If Redeemed During 12 Months Beginning March 8,	Percentage of Principal Amount	If Redeemed During 12 Months Beginning March 8,	Percentage of Principal Amount
2010	105.438%	2016	102.175%
2011	104.894%	2017	101.631%
2012	104.350%	2018	101.088%
2013	103.806%	2019	100.544%
2014	103.263%	2020 and after	100.000%
2015	102.719%		

Upon the occurrence of certain special events, the Company will have the right to call the securities at par at any time with the permission of the Federal Reserve.

(Dollars in thousands, except per share amounts)

NOTE 9 - PREFERRED AND COMMON STOCK

A summary of issued and outstanding shares of stock is as follows:

	Issued and Outstanding Preferred Stock	Common Stock Issued	Common Stock Outstanding	Treasury Stock
Balance at January 1, 1999	-	2,898,280	2,898,280	-
Purchase of treasury stock	-	-	-	(17,600)
Sale of common stock	-	351,736	351,736	-
Balance at December 31, 1999	-	3,250,016	3,250,016	(17,600)
Purchase of treasury stock	-	-	-	(188,383)
Balance at December 31, 2000	-	3,250,016	3,250,016	(205,983)
Purchase of treasury stock	-	-	-	(39,605)
Balance at December 31, 2001	-	3,250,016	3,250,016	(245,588)

Preferred stock, if outstanding, pays dividends semi-annually. Preferred stock is not cumulative or participating, has no voting rights and is not convertible. Preferred stock has liquidation preferences over common stock of the Company. Dividends on common stock of the Company may not be declared or paid unless dividends for the same period on preferred stock have been paid or declared.

In September 1999, the Company issued 351,736 shares of common stock related to the First American acquisition.

NOTE 10 – STOCK OPTIONS

In 2000, the Company granted nonqualified stock options to certain senior officers of the Company and Guaranty Bank under the Company's 1998 Stock Incentive Plan. The grants consist of eight-year options to purchase 89,500 shares at an exercise price of $9.30 per share, which was the market price of the Company's stock on the date the options were granted. The options fully vest and become exercisable in five equal installments commencing on the first anniversary of the date of grant and annually thereafter. At December 31, 2001, none of the options are exercisable and 910,500 options remain available for future grant under the plan.

The weighted-average fair value per share of options granted during 2000 is $2.03. The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: Dividend yield of 2.59%; expected volatility of 7.67%; risk-free interest rate of 6.42%, and an expected life of 8.00 years.

(Dollars in thousands, except per share amounts)

NOTE 10 – STOCK OPTIONS *(Continued)*

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," requires pro forma disclosures for companies not adopting its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net earnings and earnings per share for 2001 and 2000 had the Standard's fair value method been used to measure compensation cost for stock option plans. No compensation expense related to stock options is actually recognized.

	2001	2000
Net earnings:		
As reported	$ 3,290	$ 2,508
Pro forma	$ 3,266	$ 2,491
Earnings per share:		
As reported		
Basic	$ 1.09	$ 0.80
Diluted	$ 1.09	$ 0.80
Pro forma		
Basic	$ 1.08	$ 0.80
Diluted	$ 1.08	$ 0.80

The effects of applying Statement of Financial Accounting Standards No. 123 in this pro forma disclosure are not indicative of future amounts. The pro forma effect may increase in the future if more options are granted.

NOTE 11 – EMPLOYEE BENEFITS

The Company maintains an Employee Stock Ownership Plan containing Section 401(k) provisions covering substantially all employees. The plan provides for a matching contribution of up to 4% of qualified compensation. Total contributions accrued or paid for 2001, 2000 and 1999 totaled $390, $280 and $294.

The Company maintains a non-qualified, non-contributory "Supplemental Retirement Plan." The plan covers an executive officer to provide benefits equal to amounts payable under the Company's retirement plan and certain social security benefits to aggregate a predetermined percentage of the final five-year average salary. The plan is non-funded. Amounts accrued or paid for 2001, 2000 and 1999 totaled $13, $15 and $17.

The Company established a non-qualified, non-contributory, "Salary Continuation Plan" in 1998. The plan covers an executive officer to provide benefits equal to an amount which represents 75% of projected compensation at retirement as adjusted for amounts payable under the Company's retirement plan and certain social security benefits. This plan is non-funded. As of December 31, 2001 and 2000, $111 and $100 were charged to expense.

During 1998 the Company established a non-qualified, non-contributory, "Executive Incentive Retirement Plan." The plan covers a selected group of key personnel to provide benefits equal to amounts computed under an "award criteria" at various targeted salary levels as adjusted for annual earnings performance of the Company. As of December 31, 2001 and 2000, $35 and $29 were charged to expense.

The Company has a bonus plan that provides guidelines whereby key employees can earn bonus compensation based on the profitability of the Company. The bonus amounts are determined based on the Company's achievement of certain percentages of return on equity targets. This plan is approved and adopted annually by the Board of Directors of the Company at the first board meeting of the year. The bonus pool under this plan for 2001, 2000 and 1999 was $463, $266 and $419, respectively.

(Dollars in thousands)

NOTE 12 - INCOME TAXES

The sources of year-end gross deferred income tax assets and liabilities were as follows:

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$ 798	$ 616
Deferred Compensation	197	152
Net Operating Loss Carry Forward	-	121
Securities basis	-	134
Other	15	22
	$ 1,010	$ 1,045
Deferred tax liabilities:		
Unrealized gain on available-for-sale securities	(437)	$ (238)
Depreciation	(968)	(993)
Leasing transactions	(885)	(526)
Deferred loan costs, net	(403)	(407)
Other	(48)	(40)
	$ (2,741)	$ (2,204)

A reconciliation of the Company's effective income tax rate and the statutory federal income tax rate for each reported period is as follows:

	2001	2000	1999
Statutory federal income tax rate	35.00%	35.00%	35.00%
Effect of utilization of graduated tax rates	(1.30)	(1.30)	(1.30)
Tax exempt income	(3.68)	(4.58)	(1.94)
Recognition of benefit on lease and AFT transactions	(1.18)	(13.82)	(10.95)
Other, net	2.55	7.84	(1.54)
Effective income tax rate	31.39%	23.14%	19.27%

The net realized gain (loss) on securities and related tax effect for the reported period is as follows:

	2001	2000	1999
Net realized gain (loss) on securities transactions	$ 416	$ (34)	$ 11
Tax effect	(146)	12	(4)

Guaranty Leasing Company is a substantial partner in various complex equipment leasing transactions primarily originated in 1992, 1994 and 1995 involving leveraged leases. During 2001 and 1998, Guaranty Leasing was informed by the Internal Revenue Service (the "Service") that certain losses taken by the Partnerships during 1992 and 1994 through 1996 amounting to approximately $1.7 million would be disallowed. The Partnership plans to appeal the Service's determination and to actively contest the Service's position. However, if the Service is ultimately successful in redetermining the amount of the Partnership's taxable loss, the Company's tax liability would be adjusted. Such adjustment may have a material adverse effect on the Company's consolidated financial statements.

(Dollars in thousands)

NOTE 12 - INCOME TAXES (Continued)

Also, there can be no assurance that the Service will not contest, and ultimately disallow similar types of deductions and losses for other open tax years by the Partnerships in which Guaranty Leasing has ownership. If the Service were to be successful, the potential additional tax liability to the Company may have a material adverse effect on its consolidated financial statements.

NOTE 13 – NONINTEREST INCOME AND NONINTEREST EXPENSE

Other noninterest operating income consisted of the following:

	Years Ended December 31,		
	2001	2000	1999
Fee income	$ 668	$ 663	$ 518
Fiduciary income	136	109	63
Earnings from key-man life insurance	204	234	192
Gain on sale of loans	98	-	-
Gain on sale of assets	36	38	330
Gain on sale of Other Real Estate	176	21	90
Income (loss) from lease transactions	-	19	172
Income (impairment) from investment in AFT	(1,360)	145	-
Gain on settlement of litigation	3,000	-	-
Other noninterest income	149	132	97
	$ 3,107	$ 1,361	$ 1,462

Gain on the settlement of litigation represents the amount received in January 2002 in connection with the November 2001 settlement and concurrent transfer of the Company's rights to certain intangible assets. Estimated costs related to compliance with the provisions of the settlement agreement have been accrued and recorded in the accompanying financial statements.

Management believes its investment in AFT has been permanently impaired by declines in air travel and reduced demand for commercial aircraft. During the third quarter of 2001, AFT recorded an impairment charge of $18,158,000 related to two airplanes. In addition, management has received indications the appraised value of AFT's fleet of airplanes may have declined approximately 9 percent from the year earlier level. Although the investment has had limited marketability, management believes these facts, coupled with the uncertainty surrounding the air transport industry, indicate the value of its investment in AFT has been permanently impaired. Accordingly, an impairment charge was made to income and the carrying amount of the investment was reduced to $1.5 million in the fourth quarter of 2001.

(Dollars in thousands)

NOTE 13 – NONINTEREST INCOME AND NONINTEREST EXPENSE (Continued)

	Years Ended December 31,		
	2001	2000	1999
Office and computer supplies	$ 429	$ 357	$ 309
Legal and professional fees	785	558	499
Advertising	278	357	231
Postage	180	156	140
FDIC insurance	69	67	33
Other	2,285	2,096	1,976
	$ 4,026	$ 3,591	$ 3,188

NOTE 14 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into various transactions, which, in accordance with generally accepted accounting principles, are not included in the consolidated balance sheets. These transactions are referred to as "off-balance sheet commitments." The Company enters into these transactions to meet the financing needs of its customers. These transactions include commitments to extend credit and letters of credit, which involve elements of credit risk in excess of the amounts recognized in the consolidated balance sheets. The Company minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures.

The Company enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Customers use credit commitments to ensure that funds will be available for working capital purposes, for capital expenditures and to ensure access to funds at specified terms and conditions. Substantially all of the Company's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for credit losses.

Letters of credit are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The Company's policies generally require that letters of credit arrangements contain security and debt covenants similar to those contained in loan agreements.

Outstanding commitments and letters of credit at December 31 are approximately as follows:

	Contract or Notional Amount	
	2001	2000
Commitments to extend credit	$ 21,394	$ 23,161
Letters of credit	1,042	1,023

NOTE 14 – COMMITMENTS AND CONTINGENCIES (Continued)

The Company is involved in certain claims and lawsuits occurring in the normal course of business. Management, after consultation with legal counsel, does not believe that the outcome of these actions would have a material impact on the financial statements of the Company.

Guaranty Leasing Company, a non-bank subsidiary of the Bank, is a partner in various equipment leasing transactions involving leveraged leases. The transactions were structured as "wrap leases" under which the partnerships are the lessees with respect to the owners of the equipment and are the sublessors under the sublease with the users. During 2000, the Company sold its remaining interest in the wrap leases.

NOTE 15 - REGULATORY MATTERS

Banks and bank holding companies are subject to various regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting, and other factors. Failure to meet minimum capital requirements can initiate regulatory action. Management believes, as of December 31, 2001 and 2000, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

(Dollars in thousands)

NOTE 15 - REGULATORY MATTERS (Continued)

The following table sets forth the consolidated and bank only actual capital levels in addition to the requirements under prompt corrective action regulations.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2001						
Total capital to risk weighted assets:						
Consolidated	39,836	12.58%	25,341	8.00%		n/a
Bank	38,970	11.85%	26,309	8.00%	32,887	10.00%
Tier 1 capital to risk weighted assets:						
Consolidated	36,490	11.52%	12,671	4.00%		n/a
Bank	35,624	10.83%	13,155	4.00%	19,732	6.00%
Tier 1 capital to average assets:						
Consolidated	36,490	8.44%	17,288	4.00%		n/a
Bank	35,624	8.25%	17,269	4.00%	21,587	5.00%
December 31, 2000						
Total capital to risk weighted assets:						
Consolidated	36,515	12.69%	23,022	8.00%		n/a
Bank	33,575	11.84%	22,682	8.00%	28,353	10.00%
Tier 1 capital to risk weighted assets						
Consolidated	33,937	11.79%	11,511	4.00%		n/a
Bank	30,997	10.93%	11,341	4.00%	17,012	6.00%
Tier 1 capital to average assets:						
Consolidated	33,937	8.60%	15,780	4.00%		n/a
Bank	30,997	7.88%	15,732	4.00%	19,664	5.00%

As of December 31, 2001 and 2000, the Company and the Bank met the level of capital required to be categorized as well capitalized under prompt corrective action regulations. Management is not aware of any conditions subsequent to December 31, 2001 that would change the Company's or the Bank's Capital category.

The Bank is a state-charted banking association and therefore is subject to regulation, supervision and examination by the Texas Department of Banking. The Bank is also a member of the Federal Deposit Insurance Corporation ("FDIC"). Because the Federal Reserve Bank ("FRB") regulates the bank holding company parent of the Bank, the FRB also has supervisory authority that directly affects the Bank. In addition, upon making certain determinations with respect to the condition of any insured bank, such as the Bank, the FDIC may begin proceedings to terminate a bank's federal deposit insurance.

Dividends paid by the Company are mainly provided by dividends from its subsidiaries. However, certain restrictions exist regarding the ability of its bank subsidiary to transfer funds to the Company in the form of cash dividends, loans or advances. These guidelines do not currently restrict the Bank from paying normal dividends to the Company.

(Dollars in thousands)

NOTE 16 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair value approximates carrying value for financial instruments except those described below:

Securities: Fair values for securities are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar instruments.

Loans: The fair value of fixed-rate loans and variable-rate loans which reprice on an infrequent basis is estimated by discounting future cash flows using the current interest rates at which similar loans with similar terms would be made to borrowers of similar credit quality.

Deposits: The fair value of deposit liabilities with defined maturities and long-term debt is estimated by discounting future cash flows using the interest rates currently offered for deposits or similar borrowings of similar remaining maturities.

Off-Balance-Sheet Instruments: The fair values of these items are not material and are therefore not included on the following schedule.

The estimated year-end fair values of financial instruments are detailed in the following table. The fair value of financial instruments is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 15,410	$ 15,410	$ 10,212	$ 10,212
Federal funds sold	4,395	4,395	4,995	4,995
Securities available for sale	81,715	81,715	81,620	81,620
Loans, net	327,909	331,073	284,757	290,182
Accrued interest receivable	3,167	3,167	3,742	3,742
Cash surrender value of life insurance	5,178	5,178	4,946	4,946
Financial liabilities:				
Deposits	$ 383,279	$ 378,641	$ 358,265	$ 358,916
FHLB advances	33,092	32,692	12,403	12,403
Long-term debt	7,000	7,663	7,000	7,000
Accrued interest payable	1,383	1,383	1,752	1,752

While these estimates of fair value are based on management's judgment of appropriate factors, there is no assurance that, were the Company to have disposed of such items at December 31, 2001 and 2000, the estimated fair values would necessarily have been achieved at those dates, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2001 and 2000, should not necessarily be considered to apply at subsequent dates.

In addition, other assets, such as property and equipment, and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures. Also, nonfinancial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earning power of core deposit accounts, the trained work force, customer goodwill and similar items.

(Dollars in thousands)

NOTE 17 – PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

Condensed financial information of the Company is as follows:

Condensed Balance Sheets
December 31, 2001 and 2000

	2001	2000
Assets		
Cash and cash equivalents	$ 370	$ 2,157
Investment in subsidiaries	37,966	33,489
Cash surrender value of life insurance	838	790
Premises and equipment, net	3	11
Other assets	132	474
	$ 39,309	$36,921
Liabilities and Shareholders' Equity		
Other liabilities	482	$ 496
Long-term debt	7,000	7,000
Shareholders' equity	31,827	29,425
	$ 39,309	$36,921

Condensed Statements of Earnings
Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Operating income			
Dividends from subsidiaries	$ -	$ -	$ 1,700
Interest on interest-bearing deposits		4	-
		4	1,700
Costs and expenses			
General and administrative	1,051	994	486
Provision for income taxes			
Current	-	-	-
Deferred	-	-	-
Earnings before equity in undistributed earnings of subsidiaries	(1,051)	(990)	1,214
Equity in undistributed earnings of subsidiaries	4,341	3,498	1,908
Net earnings	$ 3,290	$ 2,508	$ 3,122

GUARANTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999
(Dollars in thousands)

NOTE 17 – PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

Condensed Statements of Cash Flows
Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities			
Net earnings	$ 3,290	$ 2,508	$ 3,122
Adjustments to reconcile net earnings to net cash used in operating activities:			
Equity in undistributed earnings of subsidiaries	(4,091)	(3,498)	(1,908)
Depreciation and amortization	8	9	10
Net change in other assets	294	(387)	32
Net change in other liabilities	(14)	447	4
Net cash (used in) provided by operating activities	(513)	(921)	1,260
Cash flows from investing activities			
Purchase of subsidiary stock	-	(1,502)	-
Purchases of premises and equipment	-	-	21
Net cash (used in) provided by investing activities	-	(1,502)	21
Cash flows from financing activities			
Purchase of treasury stock	(433)	(2,046)	(174)
Proceeds from issuance of trust preferred securities	-	7,000	-
Cash dividends paid	(841)	(770)	(768)
Net cash (used in) provided by financing activities	(1,274)	4,184	(942)
Net change in cash and cash equivalents	(1,787)	1,761	339
Cash and cash equivalents at beginning of year	2,157	396	57
Cash and cash equivalents at end of year	$ 370	$ 2,157	$ 396

(Dollars in thousands, except per share amounts)

NOTE 18 - QUARTERLY FINANCIAL DATA - UNAUDITED

Condensed quarterly results of operations for the years ended December 31, 2001 and 2000 were as follows:

Year ended December 31, 2001

	Dec. 31	Sept. 30	June 30	March 31
Interest income	$ 7,230	$ 7,522	$ 7,493	$ 7,616
Interest expense	3,566	4,024	4,273	4,500
Net interest income	3,664	3,498	3,220	3,116
Provision for loan losses	704	341	185	155
Net interest income after provision for loan losses	2,960	3,157	3,035	2,961
Noninterest income	2,604	1,247	1,092	1,258
Noninterest expense	3,701	3,346	3,207	3,265
Earnings before taxes	1,863	1,058	920	954
Provision for income tax expense	853	239	197	216
Net earnings	$ 1,010	$ 819	$ 723	$ 738
Earnings per common share:				
Basic	$ 0.34	$ 0.27	$ 0.24	$ 0.24
Diluted	$ 0.34	$ 0.27	$ 0.24	$ 0.24

Year ended December 31, 2000

	Dec. 31	Sept. 30	June 30	March 31
Interest income	$ 7,826	$ 7,404	$ 7,112	$ 6,675
Interest expense	4,691	4,498	3,980	3,573
Net interest income	3,135	2,906	3,132	3,102
Provision for loan losses	150	130	185	130
Net interest income after provision for loan losses	2,985	2,776	2,947	2,972
Noninterest income	985	993	868	877
Noninterest expense	3,064	3,033	2,924	3,119
Earnings before taxes	906	736	891	730
Provision for income tax expense	172	195	203	185
Net earnings	$ 734	$ 541	$ 688	$ 545
Earnings per common share:				
Basic	$ 0.23	$ 0.18	$ 0.22	$ 0.17
Diluted	$ 0.23	$ 0.18	$ 0.22	$ 0.17

Guaranty Bancshares, Inc.

Parent Company of:

Guaranty Bank

www.gnty.com

Member
FDIC

Guaranty